     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1997

                                                 REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                    INFORMATION MANAGEMENT RESOURCES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         FLORIDA                     7371                    59-2911475
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                                --------------
                                   SUITE 500
                          26750 U.S. HIGHWAY 19 NORTH
                           CLEARWATER, FLORIDA 33761
                                (813) 797-7080
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                                SATISH K. SANAN
                            CHIEF EXECUTIVE OFFICER
                    INFORMATION MANAGEMENT RESOURCES, INC.
                                   SUITE 500
                          26750 U.S. HIGHWAY 19 NORTH
                           CLEARWATER, FLORIDA 33761
                                (813) 797-7080
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:
       OBY T. BREWER III, ESQ.                  MARY ELLEN KANOFF, ESQ.
       LAUREN Z. BURNHAM, ESQ.                 ANTHONY J. RICHMOND, ESQ.
   MORRIS, MANNING & MARTIN, L.L.P.                 LATHAM & WATKINS
    1600 ATLANTA FINANCIAL CENTER                      SUITE 4000
      3343 PEACHTREE ROAD, N.E.                  633 WEST FIFTH STREET
        ATLANTA, GEORGIA 30326               LOS ANGELES, CALIFORNIA 90071
            (404) 233-7000                           (213) 485-1234
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
  If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                                                      PROPOSED
                                                                      PROPOSED        MAXIMUM
                                                                      MAXIMUM        AGGREGATE    AMOUNT OF
   TITLE OF EACH CLASS OF                           AMOUNT         OFFERING PRICE     OFFERING   REGISTRATION
   SECURITIES REGISTERED                       REGISTERED (1)(3)  PER SHARE (2)(3)  PRICE (2)(3)     FEE
-------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value ................  3,450,000 Shares       $29.46       $101,637,000   $30,799.09

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(1) Includes 450,000 shares subject to the underwriters' over-allotment option.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
(3) The number of shares registered and the proposed maximum offering price per share give effect to a three-for-two stock split payable on July 10, 1997 to shareholders of record as of June 26, 1997.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

                   SUBJECT TO COMPLETION, DATED JULY 3, 1997

                                3,000,000 SHARES

        [LOGO OF INFORMATION MANAGEMENT RESOURCES, INC. APPEARS HERE]

                                  COMMON STOCK

  Of the 3,000,000 shares of Common Stock offered hereby, 1,500,000 shares are being sold by Information Management Resources, Inc. ("IMR" or the "Company") and 1,500,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Common Stock is traded on the Nasdaq National Market under the symbol "IMRS." Except as indicated to the contrary, all information in this Prospectus has been restated to reflect a three-for-two stock split in the form of a stock dividend payable on July 10, 1997 to shareholders of record as of June 26, 1997. The last reported sale price of the Common Stock on July 2, 1997, as reported on the Nasdaq National Market, was $29.46 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    Proceeds to
                                  Price to Underwriting Proceeds to   Selling
                                   Public  Discount (1) Company (2) Shareholders
--------------------------------------------------------------------------------
Per Share.......................    $          $            $           $
Total (3).......................   $          $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2)  Before deducting expenses payable by the Company, estimated at $600,000.
(3)  The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common
     Stock solely to cover over-allotments, if any. If the Underwriters
     exercise this option in full, the Price to Public will total $   , the
     Underwriting Discount will total $   , the Proceeds to Company will total
     $    and the Proceeds to Selling Shareholders will total $   . See
     "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against
payment therefor at the office of Montgomery Securities on or about      ,
1997.

                                 ------------

Montgomery Securities
      Alex. Brown & Sons
             Incorporated
               Furman Selz
                                                Raymond James & Associates, Inc.

                                       , 1997
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                   [DIAGRAM]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                               ----------------

  CC-PAC(R), Solution 2000(R), TransformVSAM(R) and Transform2000(R)are registered service marks of the Company. TransformIMSSM and TransformDB2SM are service marks of the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information contained in this Prospectus, including "Risk Factors," and the Consolidated Financial Statements and Notes thereto. Except as otherwise noted, all information in this Prospectus: (i) assumes a public offering price of $29.46 per share and no exercise of the Underwriters' over-allotment option; and (ii) gives effect to the three-for-two stock split, in the form of a stock dividend, payable on July 10, 1997 to shareholders of record as of June 26, 1997. See "Underwriting" and "Description of Capital Stock."

                                  THE COMPANY

  Information Management Resources, Inc. ("IMR" or the "Company") provides applications software outsourcing solutions for the information technology ("IT") departments of large businesses through an integrated network of global resources. The Company's services, which generally are offered on a fixed-price, fixed-time frame basis, include software development, application maintenance, migration and re-engineering services, and Year 2000 conversion services. In addition, the Company offers programming and consulting services on a time-and-materials basis in order to optimize employee utilization and provide a potential source of future outsourcing contracts. The Company's services, which it terms "transitional outsourcing," assist clients in the maintenance of mainframe-based legacy applications and in the transition from legacy systems to open architecture, client/server and other emerging technologies. IMR delivers many of its transitional outsourcing services using its proprietary Total Software Quality Management ("TSQM") software engineering process and its offshore software development facilities in Bangalore and Mumbai (formerly Bombay), India. The Company plans to establish additional offshore software development facilities in Belfast, Northern Ireland and New Delhi, India. The Company links offshore software development facilities by satellite communications to both the Company's offices and the offices of many of its clients. A global network of offices allows IMR to offer its services on a 24-hour basis through an on-site, off-site and offshore project team working multiple shifts made possible by the time differences between a client's office and the Company's offshore software development facilities. The Company believes that its proprietary TSQM process, software engineering methodologies and toolsets, and its offshore software development centers enable it to provide high quality, cost-effective IT solutions.

  Faced with intense competition, deregulation, innovation and rapid technological advancements, companies worldwide are seeking to enhance or completely replace their IT systems in order to achieve greater productivity and manage their operations more efficiently. Although client/server and other emerging technologies offer the promise of faster, more functional and more flexible software applications, the implementation of business solutions encompassing these new technologies presents major challenges for companies that lack highly skilled technical personnel and project management skills. As a result, many large companies are pursuing ways to outsource their IT projects, particularly on a fixed-price, fixed-time frame basis in order to minimize the risks associated with such large scale technology projects. Dataquest, a recognized market research firm, estimated that the market for systems integration, consulting, applications development and outsourcing services was approximately $107.0 billion worldwide in 1995 and estimated this market to be growing by approximately 17.3% annually through 2000. Outsourcing represents a particularly cost-effective solution for IT projects such as the Year 2000 problem. Resolving a Year 2000 problem, which occurs because many existing computer systems run software programs permitting only two-digit entries for years (e.g., 1997 is read as "97") and therefore cannot properly process dates in the next century, is a highly time- and labor-intensive project often requiring software development professionals to analyze millions of lines of code. Although the size of the Year 2000 problem is difficult to estimate, the Gartner Group, a recognized industry source, has estimated that the worldwide costs (including in-house costs) to resolve the Year 2000 problem could range from $300 billion to $600 billion. The Company believes that outsourcing of Year 2000 projects has been, and will increasingly become, a catalyst that encourages many companies to outsource additional IT projects.

  The IMR solution is a systematic and disciplined approach that the Company employs in every outsourcing engagement. There are three critical components of the IMR solution which management believes differentiate the Company from other IT providers. First, the Company has a two-phased TSQM software engineering process that encompasses an extensive front-end project assessment and a fixed-price, fixed-time frame implementation stage. Through the rigorous adherence to its TSQM software engineering process, the Company is able to identify, monitor and manage the risks associated with the cost, schedule, performance, support and delivery of projects on a fixed-price, fixed-time frame basis. Second, the Company's offshore software development facilities provide IMR with a significant cost advantage compared to costs in the United States, as well as the ability to create a virtual "second shift" for its clients. Third, IMR's proprietary toolsets are used to facilitate and streamline a Year 2000 conversion project as well as the migration from mainframe computing environments to flexible open systems and relational database management systems computing environments. Together, these elements of the Company's service delivery model help to optimize cost savings, accelerate project delivery and mitigate risk to both IMR and its clients.

  The Company's clients are primarily Fortune 500 or comparably sized companies with significant IT budgets and recurring needs for software development, application maintenance, migration and re-engineering, Year 2000 conversion and IT programming and consulting services. IMR serves clients in a variety of industries including financial services, insurance, manufacturing, retail and utilities. The Company has provided transitional outsourcing services for such companies as Commercial Union Insurance Companies, Dayton Hudson Corporation, John Hancock Financial Services, Michelin North America, Inc. ("Michelin"), SPS Payment Systems and Xerox Corporation. Through a staff of approximately 800 software development professionals, the Company serves its clients from its U.S. headquarters in Clearwater, Florida, its office in London, England, its offshore software development centers in Bangalore and Mumbai, India, and its branch sales offices located in Boston, Chicago and Dallas. The Company plans to establish additional offshore software development facilities in Belfast, Northern Ireland and New Delhi, India and is considering other locations in Europe and southeast Asia to expand the Company's global presence.

  The Company's objective is to be a leading provider of comprehensive transitional IT outsourcing services and solutions. In order to achieve this objective, the Company focuses on the following key business strategies: (i) develop long-term strategic partner relationships with clients; (ii) develop and enhance processes, methodologies and productivity-enhancing software tools;
(iii) focus on fixed-price, fixed-time frame projects; (iv) concentrate on key technologies; and (v) attract, train and retain highly skilled employees.

  A key element of the Company's long-term growth strategy is to expand the scope of IT services it provides to each client. The Company believes that as a result of the detailed work required to analyze and convert legacy applications, many of its Year 2000 clients may look to IMR as an outsourcing partner for future application maintenance, migration and development services. The current demand for the Company's Year 2000 services provides the opportunity to select those accounts with the greatest potential for long-term client relationships. To date, the Company has successfully leveraged the systems knowledge gained through IT services to cross-sell additional services to such diverse customers as SPS Payment Systems, Dayton Hudson and Michelin.

  IMR is a Florida corporation organized in 1988. The Company's principal executive offices are located at 26750 U.S. Highway 19 North, Suite 500, Clearwater, Florida 33761, and its telephone number is (813) 797-7080.

                           FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and such statements are intended to be covered by the safe harbors created thereunder. Forward-looking statements include statements relating to the anticipated growth in the application maintenance outsourcing and Year 2000 conversion services markets, the ability of the Company to leverage current client contracts into additional contracts, the Company's strategy for expanding its services and for expanding its geographic presence and the Company's ability to distinguish itself from its current and future competitors. Other forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "continue," "plans," and "intends." Prospective purchasers are cautioned that all forward-looking statements are subject to risks and uncertainties, including but not limited to the risks set forth herein under the caption "Risk Factors."

                                  THE OFFERING

 Common Stock offered by the Company.............  1,500,000 shares
 Common Stock offered by the Selling
  Shareholders...................................  1,500,000 shares
 Common Stock to be outstanding after the
  Offering....................................... 23,166,855 shares (1)
 Use of proceeds................................. The net proceeds of the
                                                  Offering will be used for the
                                                  establishment of new offshore
                                                  software development
                                                  facilities, and for working
                                                  capital and other general
                                                  corporate purposes, including
                                                  capital expenditures and
                                                  possible acquisitions. See
                                                  "Use of Proceeds."
 Nasdaq National Market symbol................... IMRS

--------
(1) Determined with respect to shares outstanding on June 27, 1997. Includes options for the purchase of 6,403,167 shares of Common Stock which are exercisable as of, or within 60 days of, June 30, 1997 at a weighted average exercise price of $0.31 per share (of which options for the purchase of 6,096,825 shares of Common Stock are held by Satish K. Sanan, the Company's Chief Executive Officer and principal shareholder). See "Certain Transactions--Options Issued to Mr. Sanan." Excludes: (i) options for the purchase of 832,284 shares of Common Stock at a weighted average exercise price of $4.22 per share which are outstanding as of the date of this Prospectus but which will generally be exercisable over the next five years; (ii) 347,019 shares of Common Stock reserved for issuance under the Stock Option Plan (as defined herein); (iii) 180,000 shares reserved for issuance under the Directors Stock Option Plan (as defined herein); and
    (iv) 235,761 shares reserved for issuance under the Stock Purchase Plan (as defined herein). See "Capitalization," "Management--Director Compensation," "--Executive Compensation," "--Employee Benefit Plans," "Principal and Selling Shareholders" and Note 16 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS
                                                                       ENDED
                                  YEAR ENDED DECEMBER 31,            MARCH 31,
                          ---------------------------------------- --------------
                           1992    1993     1994    1995    1996    1996   1997
                          ------- -------  ------- ------- ------- ------ -------
STATEMENTS OF OPERATIONS
 DATA:
Revenues................  $10,132 $12,429  $14,102 $22,700 $27,948 $6,090 $14,347
Gross profit............    3,724   2,298    5,439   9,229  12,290  2,600   6,305
Income (loss) from
 operations.............      701  (3,246)     829   3,508   4,684  1,010   2,113
Net income (loss).......      656  (3,673)     814   2,518   2,588    702   1,432
Pro forma net income
 (1)....................                           $ 1,612 $ 2,545 $  423 $ 1,432
                                                   ======= ======= ====== =======
Pro forma net income per
 share (1)..............                             $0.08   $0.14  $0.03   $0.07
                                                   ======= ======= ====== =======
Weighted average number
 of common and common
 stock equivalent shares
 outstanding (2)........                            20,554  17,581 16,763  21,944

                                                               MARCH 31, 1997
                                                            --------------------
                                                                         AS
                                                            ACTUAL  ADJUSTED (3)
                                                            ------- ------------
BALANCE SHEET DATA:
Working capital............................................ $25,939   $67,275
Total assets...............................................  55,989    97,326
Long-term debt, net of current portion.....................     698       698
Total shareholders' equity.................................  43,262    84,598

--------
(1) Net income and net income per share for 1995 and 1996 and the three months ended March 31, 1996 give pro forma effect to the Company's conversion on November 7, 1996 from an S Corporation to a C Corporation for U.S. federal and state income tax purposes. As an S Corporation, the Company was not subject to income taxes but instead passed its tax attributes through to its shareholders. As a C Corporation, the Company is subject to income taxes at corporate income tax rates. The statements of operations data above present pro forma net income and pro forma net income per share as if the Company had been subject to corporate income taxes for the full year in each of the years ended December 31, 1995 and 1996 and for the full three months for the quarter ended March 31, 1996. See Notes 2 and 14 of Notes to Consolidated Financial Statements.

(2) Weighted average number of shares outstanding for the year ended December 31, 1996 reflects the repurchase by the Company of approximately 4,015,410 shares in January 1996 from certain shareholders and the subsequent grant to Mr. Sanan in February 1996 of options to acquire approximately 3,965,010 shares, which shares are retroactively treated as outstanding for such periods. See "Certain Transactions--Options Issued to Mr. Sanan."

(3) Adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed offering price of $29.46 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers should carefully review the following risk factors, as well as the other information set forth in this Prospectus.

  MANAGEMENT OF GROWTH. An important element of the Company's strategy is to pursue continued rapid growth of its business. The Company's revenues increased approximately 135.6% in the first quarter of 1997 as compared to the first quarter of 1996. As of June 30, 1997, the Company employed approximately 800 software development professionals as compared to approximately 500 as of September 1, 1996 and 340 as of January 1, 1995. The Company's growth will continue to place significant demands on its management and other resources. In particular, the Company will have to continue to increase the number of its personnel, particularly skilled technical, marketing and management personnel, and continue to develop and improve its operational, financial, communications and other internal systems, in both the U.S. and offshore. The Company's inability to manage its growth effectively could have a material adverse effect on the quality of the Company's services and projects, its ability to attract and retain key personnel, its business prospects and its results of operations and financial condition. Any unexpected shortfall in revenues without a corresponding and timely reduction in staffing and other expenses, or a staffing increase that is unaccompanied by a corresponding increase in revenues, could also have a material adverse effect on the Company's results of operations and its financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  COMPETITIVE MARKET FOR TECHNICAL PERSONNEL. The future success of the Company's growth strategy will depend to a significant extent on its ability to attract, train, motivate and retain highly skilled software development professionals, particularly project managers, software engineers and other senior technical personnel. The Company believes that there is a shortage of, and significant competition for, software development professionals with the advanced technological skills necessary to perform the services offered by the Company. The Company's ability to maintain and renew existing engagements and obtain new business depends, in large part, on its ability to hire and retain technical personnel with the IT skills to keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. An inability to hire such additional qualified personnel will impair the Company's ability to manage and complete its existing projects and to bid for or obtain new projects. Further, the Company must train and manage its growing employee base, requiring an increase in the level of responsibility for both existing and new management personnel. There can be no assurance that the management skills and systems currently in place will be adequate or that the Company will be able to assimilate new employees successfully. Accordingly, there can be no assurance that the Company will be successful in retaining current or future employees. In addition, a majority of the Company's present employees reside in India. Historically, the Company's wage costs in India have been significantly lower than its wage costs in the U.S. for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the U.S. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Inflation" and "Business--Human Resources."

  VOLATILITY OF STOCK PRICE. The Common Stock has experienced a significant increase in its market price since the Company's initial public offering in November 1996. The trading price of the Company's Common Stock also has been highly volatile since the Company's initial public offering and has been, and is likely to continue to be, subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, changing industry perception of valuations of companies that provide Year 2000 conversion services, the announcement of new Year 2000 conversion services contracts, new customers, technological innovations or new products by the Company or its competitors, general conditions in the IT services industry, revised earnings estimates, comments or recommendations issued by analysts who follow the Company, its competitors or the IT services industry and general economic and market conditions. Additionally, the stock market in general, and the market for technology stocks in particular, have experienced extreme price volatility in recent years. Volatility in price and volume has had a substantial effect on the market prices of many technology companies for reasons unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations could have a significant impact on the market price of the Common Stock.

  DEPENDENCE ON KEY EXECUTIVE. The Company's success will depend in large part upon the continued availability of the services of Satish K. Sanan, the Company's Chairman of the Board, President, Chief Executive Officer and principal shareholder. The loss of the services of Mr. Sanan would have a material adverse effect on the Company. See "Management--Executive Compensation." The Company does not intend to maintain key man insurance on the life of Mr. Sanan.

  POTENTIAL DECREASE IN DEMAND FOR YEAR 2000 SERVICES. The Company realized 26.9% and 43.3% of total revenues from Year 2000 conversion services in 1996 and the first three months of 1997, respectively, and the Company expects this trend to continue in the near-term. The Company believes that demand for Year 2000 conversion services will begin to diminish rapidly after the year 2000 as many Year 2000 compliance solutions are implemented and tested. A core element of the Company's growth strategy is to use the business relationships and the knowledge of its clients' computer systems obtained in providing its Year 2000 conversion services to generate additional IT projects for these clients. There can be no assurance, however, that the Company will be successful in generating additional business from its Year 2000 clients for other services. In addition, by utilizing significant resources during the next several years to solve its clients' Year 2000 problems, the Company's ability to continue to deliver other IT services could be adversely affected.

  The Company currently is engaged in extensive efforts to increase its infrastructure of personnel, facilities, equipment and other resources to meet anticipated growth in the demand for Year 2000 conversion and other IT services. A rapid near-term decline in the demand for Year 2000 conversion services would have a material adverse financial effect on the Company. The Company faces various risks that may cause the demand for its Year 2000 services to decline such as the risk that a competitor may introduce automated software processes or tools that would enable companies more easily to perform their own Year 2000 conversion services, and the risk that the Company will fail to perform Year 2000 conversion services correctly for a specific client under circumstances which might result in negative publicity and possible litigation. See "Business--Services--Year 2000 Conversion Services."

  DEPENDENCE ON OFFSHORE SOFTWARE DEVELOPMENT CENTERS. A significant element of the Company's business strategy is to continue to leverage its offshore software development centers in Bangalore and Mumbai, India, as well as new offshore centers planned for Belfast, Northern Ireland and New Delhi, India. The Company believes that the use of a strategically located network of offshore software development centers will provide IMR with potential cost advantages as well as the ability to provide 24-hour service to its clients. In order to provide its service delivery model, the Company must maintain active satellite communications between its offices, the offices of its clients in the U.S. and elsewhere and its offshore software development facilities. Any loss of the Company's ability to transmit voice and data through satellite communications could have a material adverse effect on the Company's results of operations and financial condition. In the past, India has experienced significant inflation, low growth in gross domestic product and shortages of foreign exchange. Furthermore, both India and Northern Ireland have experienced civil unrest and terrorism and, from time to time, have been involved in regional conflicts. No assurance can be given that the Company will not be adversely affected by future changes in inflation, interest rates, taxation, social stability or other political, economic or diplomatic developments in or affecting countries in which the Company establishes offshore software development facilities. The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy, and Indian government actions concerning the economy could have a material adverse effect on private sector entities, including the Company. During the past five years, India's government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the software development industry. Certain of those benefits which have directly affected the Company include, among others, tax holidays, liberalized import and export duties, and preferential rules concerning foreign investment and repatriation. Notwithstanding these benefits, however, India's central and state governments remain significantly involved in the Indian economy as regulators. Provided that the Company meets specified requirements, including investments in facilities and the employment and training of a minimum number of personnel, the government of Northern Ireland has committed to provide monetary grants to the Company to encourage employment in its offshore development center planned for Belfast, Northern Ireland. The elimination of any of these benefits could have a material adverse effect on the Company's results of operations and financial condition.

  RISKS OF DOING BUSINESS IN INTERNATIONAL MARKETS. The Company expects that international revenues will account for an increasingly significant percentage of the Company's revenues. As a result, the Company is subject to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. These risks could have a material adverse effect on the Company's business, results of operations and financial condition. Any earnings generated in countries other than the United States may be permanently invested or may be subject to considerable taxation if repatriated to the United States. The Company presently incurs a significant amount of its costs in local currency in India and expects to establish additional offshore software centers in other countries. In contrast, the Company presently generates most of its revenue in U.S. dollars. Accordingly, the Company is subject to risks that, as a result of currency fluctuations, the translation of foreign currencies into U.S. dollars for accounting purposes will adversely affect its results of operations. Historically, the Company has not hedged any meaningful portion of its foreign exchange transactions.

  POTENTIAL LIABILITY TO CLIENTS. Many of the Company's contracted engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its IT services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. Although the Company maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's results of operations and financial condition.

  POSSIBLE ACQUISITIONS. The Company may make selective acquisitions of IT services firms with established customers. To date, the Company has made no material acquisition of an unaffiliated company. Consequently, there can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. Acquisitions may involve difficulties related to the integration of acquired businesses, some of which may have different cultures, operating methodologies, margins or business risks. The failure to timely integrate the Company's business with that of an acquired entity may result in a material adverse effect on the Company's results of operations and financial condition. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole.

  FIXED-PRICE, FIXED-TIME FRAME CONTRACTS. As a core element of its business philosophy, the Company's strategy is to offer many of its IT services on fixed-price, fixed-time frame contracts, rather than contracts in which payment to the Company is determined solely on a time-and-materials basis. Although the Company uses its TSQM software engineering process and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the Company bears the risk of cost over-runs and inflation in connection with these projects. The Company's failure to estimate accurately the resources and time required for a project, future rates of inflation and currency translations, or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the Company's results of operations and financial condition.

  RELIANCE ON SIGNIFICANT CLIENTS. The Company has derived and believes that it will continue to derive a significant portion of its revenues from a limited number of large corporate clients. During 1996 and the first quarter of 1997, the Company's five largest clients accounted for approximately 59.0% and 32.8% of revenues, respectively. NOVUS Services, Inc. and SPS Payment Systems, which are affiliated companies, together accounted for approximately 31.0% of revenues in 1996 and 14.0% of revenues in the first quarter of 1997. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not provide the same level of revenues in any subsequent year. The loss of any large client could have a material adverse effect on the Company's results of operations and financial condition. Because many of its contracted engagements involve projects that are critical to the operations of its clients' businesses, IMR's failure to meet a client's expectations could result in a cancellation or nonrenewal of a contract and could damage the Company's reputation and adversely affect its ability to attract new business. Furthermore, the Company generally is not the exclusive outside source for IT services to its clients. Accordingly, a client's dissatisfaction with IMR's performance could lead the client to purchase these services from a competitor. See "Business--Clients and Representative Projects."

  VARIABILITY OF QUARTERLY OPERATIONS AND FINANCIAL RESULTS. The Company's operations and related revenues and operating results historically have varied substantially from quarter to quarter, and the Company expects these variations to continue. Among the factors causing these variations have been the number, timing and scope of IT projects in which the Company is engaged, the contractual terms of such projects, delays incurred in the performance of such projects, the accuracy of estimates of resources and time frames required to complete ongoing projects, and general economic conditions. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. An unanticipated termination of a major project, a client's decision not to pursue a new project or proceed to succeeding stages of a current project, or the completion during a quarter of several major client projects could require the Company to continue to pay underutilized employees and therefore have a material adverse effect on the Company's results of operations and financial condition. As a result of the foregoing factors, the Company's operating results for a future quarter may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock likely will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  COMPETITION. The IT services market is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. In addition, a significant and increasing number of companies have recently announced that they offer Year 2000 conversion services or automated Year 2000 conversion software products. Many of the Company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the Company, and there can be no assurance that the Company will not lose existing clients to such competitors. The Company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to hire and retain professional and technical employees, the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs. See "Business--Competition."

  IMMIGRATION ISSUES. The Company believes that its success has resulted in part from its ability to attract and retain persons with technical and project management skills from other countries, especially India. As of June 30, 1997, approximately 180 of the Company's U.S. employees were working for the Company in the H-1B, non-immigrant work permitted visa classification. There is a limit on the number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the Company may be unable to obtain H-1B visas necessary to bring critical foreign employees to the U.S. Compliance with existing U.S. immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain H-1B employees in the U.S., could require the Company to incur additional unexpected labor costs and expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Human Resources."

  CONTROL BY PRINCIPAL SHAREHOLDER. Upon completion of the Offering, Mr. Sanan will beneficially own approximately 51.7% of the outstanding shares of Common Stock (approximately 50.8% if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Sanan will be in a position to control the Company through his ability to control any election of members of the Board of Directors as well as any decision whether to merge or sell the assets of the Company, adopt, amend or repeal the Company's Amended and Restated Articles of Incorporation and Restated Bylaws, or take other actions requiring the vote or consent of the Company's shareholders. Such provisions could also discourage bids for the shares of Common Stock at a premium as well as have a negative impact on the market price of the shares of Common Stock.

  OFFERING TO BENEFIT PRINCIPAL SELLING SHAREHOLDER. In connection with the sale of 1,350,000 shares of the Common Stock in this Offering, entities controlled by Satish K. Sanan will receive net proceeds from this Offering, after deduction of the underwriting discount, aggregating approximately $37.7 million ($43.4 million if the Underwriters' over-allotment option is exercised in full). All material significant expenses of the Offering associated with the Common Stock offered by the Selling Shareholders, other than the underwriting discount, will be paid by the Company. See "Principal and Selling Shareholders."

  BROAD MANAGEMENT DISCRETION AS TO USE OF PROCEEDS. A substantial portion of the net proceeds to be received by the Company in connection with this Offering is not allocated for any specific purpose, but will be allocated to working capital and general corporate purposes. A portion or all of the net proceeds of this Offering may also be used for strategic acquisitions of businesses, products or technologies complementary to those of the Company; however, the Company is not currently a party to any commitments or agreements and is not currently involved in any negotiations with respect to any material acquisitions. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. Purchasers of shares of Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment they must depend, with limited information concerning the specific working capital requirements and general corporate purposes to which the funds will ultimately be applied. See "Use of Proceeds."

  INTELLECTUAL PROPERTY RIGHTS. In order to protect its proprietary rights in its various intellectual properties, the Company relies upon a combination of copyright and trade secret laws, nondisclosure and other contractual arrangements, and technical measures. India and the U.K. are members of the Berne Convention, an international treaty. As members of the Berne Convention, the governments of India and the U.K. have agreed to recognize protections on copyrights conferred under the laws of foreign countries, including the laws of the U.S. The Company believes that laws, rules, regulations and treaties in effect in the U.S. and India are adequate to protect it from misappropriation or unauthorized use of its copyrights. However, there can be no assurance that such laws will not change and, in particular, that the laws of India or the U.K. will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S or the U.K. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its Year 2000 proprietary rights or any of its other intellectual property, or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its rights. The Company presently holds no patents or registered copyrights. Although the Company believes that its intellectual property rights do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, that assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Additionally, the Company anticipates that in the future it will license certain technologies to its customers. There can be no assurance that the Company will be able to successfully license these technologies, protect them from infringement or misuse, or prevent infringement claims against the Company in connection with its licensing efforts. The Company expects that the risk of infringement claims against the Company will increase if more of the Company's competitors are able to successfully obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any infringement claim or litigation against the Company could, therefore, have a material adverse effect on the Company's results of operations and financial condition. See "Business--Intellectual Property."

  CERTAIN ANTI-TAKEOVER PROVISIONS. The Amended and Restated Articles of Incorporation and Restated Bylaws provide for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, the Board of Directors will have the authority, without further action by the shareholders, to fix the rights and preferences and issue shares of Preferred Stock. These provisions, and other provisions of the Amended and Restated Articles of Incorporation and Restated Bylaws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock--Preferred Stock" and "--Certain Articles of Incorporation and Bylaw Provisions." Florida law also contains provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of its Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. See "Description of Capital Stock--Certain Articles of Incorporation and Bylaw Provisions" and "--Certain Provisions of Florida Law."

  SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of the Offering, the Company will have outstanding 16,763,688 shares of Common Stock and will have granted options for the purchase of 7,235,451 shares of Common Stock pursuant to the Company's stock option plans at a weighted average exercise price of $0.76 per share. Of the 7,190,451 options granted pursuant to the Stock Option Plan (as defined herein): (i) options for the purchase of 6,246,825 shares of Common Stock are held by Mr. Sanan, the Company's President, Chief Executive Officer and principal shareholder, of which 6,096,825 are currently exercisable (at a weighted average exercise price of $0.24 per share); and (ii) options for the purchase of 306,342 shares of Common Stock (at a weighted average exercise price of $1.66 per share) are held by other officers and employees of the Company and are exercisable as of, or within 60 days of, June 30, 1997. Of the 16,763,688 shares outstanding after this Offering, 10,134,824 shares (including the 3,000,000 shares sold in this Offering) (the "Freely Tradable Shares") will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 6,628,864 outstanding shares of Common Stock (the "Restricted Shares") may be sold in the public market only if registered or pursuant to an exemption from registration such as Rule 144 or 144(k) promulgated under the Securities Act. The holders of 346,980 of the Freely Tradable Shares and the holders of all of the Restricted Shares (and holders of options for the purchase of 6,258,570 shares of Common Stock which are exercisable as of, or within 60 days of, June 30, 1997) have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any shares of Common Stock (other than gifts) until 90 days after the date of this Prospectus without prior written consent of Montgomery Securities. See "Underwriting." Upon expiration of the lock-up agreements, the Restricted Shares will be eligible for sale subject to the volume and other restrictions of Rule 144. The Company has filed a Registration Statement on Form S-8 under the Securities Act for the purpose of registering the potential sale of: (i) 8,120,115 shares of Common Stock reserved for issuance under the Stock Option Plan of which 582,645 shares have been issued as of the date of this Prospectus; (ii) the 225,000 shares reserved for issuance under the Directors Stock Option Plan; and (iii) the 300,000 shares reserved for issuance under the Stock Purchase Plan of which 64,239 shares have been issued as of the date of this Prospectus. After the date of such filing, except for shares held by affiliates of the Company, shares purchased pursuant to the Stock Option Plan (if not otherwise subject to a lock-up agreement) generally would be available for resale in the public market. See "Shares Eligible for Future Sale."

  FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS. This Prospectus contains certain forward-looking statements, including, among others: (i) the potential extent of the Year 2000 problem and the anticipated growth in the Year 2000 conversion services market; (ii) anticipated growth in the application maintenance outsourcing industry; (iii) presently anticipated trends in the Company's results of operations and financial condition; (iv) the ability of the Company to leverage its current Year 2000 conversion projects into additional contracts; (v) the Company's business strategy for expanding its services and for expanding its geographic presence; and (vi) the Company's ability to distinguish itself from its current and future competitors. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include: (i) the shortage of reliable market data regarding the Year 2000 conversion services, and other application maintenance services, markets; (ii) changes in external competitive market factors or in the Company's internal budgeting process which might impact trends in the Company's results of operations; (iii) unanticipated working capital or other cash requirements; (iv) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the Year 2000 conversion services market; (v) the Company's failure to perform Year 2000 conversion projects to a client's satisfaction; and (vi) various competitive factors that may prevent the Company from competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact transpire.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $29.46 per share will be approximately $41.3 million ($47.6 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated expenses payable by the Company in connection with the Offering. The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Shareholders in the Offering. See "Principal and Selling Shareholders."

  The net proceeds to the Company will be used to fund the establishment of new software development and sales facilities and for working capital and other general corporate purposes, including capital expenditures and possible acquisitions. The amounts actually expended for each purpose may vary significantly and are subject to change at the Company's discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. The Company has no specific agreements, commitments or understandings with respect to any material acquisition. See "Risk Factors--Broad Management Discretion as to Use of Proceeds," "--Possible Acquisitions" and "Business--Strategies-- Growth Strategies." Pending use of the net proceeds as described above, the Company intends to invest the net proceeds of the Offering in interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is quoted on the Nasdaq National Market under the symbol "IMRS." The following table sets forth, for the periods indicated, the high and low last sales prices per share of Common Stock as reported by the Nasdaq National Market. The prices have been adjusted to reflect the Company's three-for-two stock split in the form of a stock dividend payable on July 10, 1997 to shareholders of record as of June 26, 1997.

                                                                    LOW   HIGH
                                                                   ----- ------
1996
Fourth Quarter Ended December 31, 1996 (from November 8, 1996).... $9.25 $14.08
1997
First Quarter Ended March 31, 1997................................  7.58  17.42
Second Quarter Ended June 30, 1997................................ 10.17  30.33
Third Quarter (through July 2, 1997).............................. 29.42  29.46

  On July 2, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $29.46 per share. As of June 27, 1997, the Company had approximately 35 holders of record of the Common Stock.

                                DIVIDEND POLICY

  Immediately prior to the closing of the Company's initial public offering, it made distributions to its pre-offering shareholders totaling $1.6 million, an amount equal to the Company's previously taxed but undistributed S Corporation earnings from October 27, 1988 through November 7, 1996. See Notes 2 and 14 of Notes to Consolidated Financial Statements. Since the termination of the Company's S Corporation status, the Company has applied and currently intends to continue to apply, its retained and current earnings toward the development of its business and to finance the growth of the Company. Consequently, the Company currently does not anticipate paying cash dividends in the foreseeable future. The payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the short-term obligations and capitalization of the Company as of March 31, 1997 and as adjusted to reflect the issuance and sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed public offering price of $29.46 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

                                                             MARCH 31, 1997
                                                          ---------------------
                                                                        AS
                                                          ACTUAL   ADJUSTED (1)
                                                          -------  ------------
                                                             (IN THOUSANDS)
Current portion of long-term debt........................ $   233    $   233
                                                          =======    =======
Long-term debt, net of current portion................... $   698    $   698
Minority interest........................................      74         74
Shareholders' equity:
  Preferred stock, $.10 par value; 10,000,000 shares
   authorized, no shares issued..........................     --         --
  Common stock, $.10 par value; 40,000,000 shares
   authorized, 14,630,598 shares issued and outstanding;
   16,130,598 shares issued and outstanding, as adjusted
   (1)...................................................   1,463      1,613
  Additional paid-in capital.............................  39,824     81,010
  Retained earnings......................................   2,101      2,101
  Cumulative foreign currency translation adjustments....    (126)      (126)
                                                          -------    -------
    Total shareholders' equity...........................  43,262     84,598
                                                          -------    -------
      Total capitalization............................... $44,034    $85,370
                                                          =======    =======

--------
(1) Excludes: (i) 8,168,970 shares of Common Stock presently reserved for issuance upon exercise of options granted under the Stock Option Plan, of which options to purchase 7,190,451 shares are outstanding as of the date of this Prospectus at a weighted average exercise price of $0.70 per share; (ii) 225,000 shares reserved for issuance upon exercise of options granted under the Directors Stock Option Plan, of which options to purchase 45,000 shares are outstanding as of the date of this Prospectus at an exercise price of $9.33 per share; and (iii) 300,000 shares reserved for issuance under the Stock Purchase Plan, of which 64,239 shares have been issued as of June 30, 1997. See "Management--Employee Benefit Plans" and "--Director Compensation."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected consolidated financial data of the Company set forth below should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The consolidated statements of operations data for the years ended December 31, 1994, 1995 and 1996, and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from audited financial statements not included herein. The consolidated statements of operations data for the three months ended March 31, 1996 and 1997 and the consolidated balance sheet data at March 31, 1997 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Historical results are not necessarily indicative of results to be expected in the future.

                                                                        THREE MONTHS
                                                                           ENDED
                                  YEAR ENDED DECEMBER 31,                MARCH 31,
                          -------------------------------------------  ---------------
                           1992     1993     1994     1995     1996     1996    1997
                          -------  -------  -------  -------  -------  ------  -------
STATEMENTS OF OPERATIONS
 DATA:
Revenues................  $10,132  $12,429  $14,102  $22,700  $27,948  $6,090  $14,347
Cost of revenues........    6,408   10,131    8,662   13,471   15,658   3,489    8,042
                          -------  -------  -------  -------  -------  ------  -------
Gross profit............    3,724    2,298    5,439    9,229   12,290   2,600    6,305
Selling, general and
 administrative
 expenses...............    3,023    5,504    4,491    5,662    7,506   1,576    3,920
Goodwill amortization...      --        40      119       59      100      15      272
                          -------  -------  -------  -------  -------  ------  -------
                            3,023    5,544    4,610    5,721    7,607   1,591    4,192
                          -------  -------  -------  -------  -------  ------  -------
 Income (loss) from
  operations............      701   (3,246)     829    3,508    4,684   1,010    2,113
Other income (expense):
 Interest expense.......      (61)    (275)    (473)    (349)    (301)    (63)     (67)
 Interest income and
  other ................       16        0    1,097      473      253       1      244
 Income (loss) in equity
  investment............        0     (159)    (126)    (110)      83     (16)     --
                          -------  -------  -------  -------  -------  ------  -------
 Total other (expense)
  income................      (45)    (434)     499       14       36     (78)     177
                          -------  -------  -------  -------  -------  ------  -------
Income (loss) before
 provision (benefit) for
 income taxes and
 minority interest......      656   (3,680)   1,327    3,522    4,719     931    2,291
Provision (benefit) for
 income taxes...........        0       (2)     450      293    1,401      75      852
                          -------  -------  -------  -------  -------  ------  -------
Income (loss) before
 minority interest......      656   (3,678)     877    3,230    3,318     856    1,438
Minority interest in net
 (income) loss..........      --         5      (63)    (712)    (730)   (154)      (7)
                          -------  -------  -------  -------  -------  ------  -------
Net income (loss).......  $   656  $(3,673) $   814  $ 2,518  $ 2,588  $  702  $ 1,432
                          =======  =======  =======  =======  =======  ======  =======
Pro forma net income
 (1)....................                             $ 1,612  $ 2,545  $  423  $ 1,432
                                                     =======  =======  ======  =======
Pro forma net income per
 share (1)..............                               $0.08    $0.14   $0.03    $0.07
                                                     =======  =======  ======  =======
Weighted average number
 of common and common
 stock equivalent shares
 outstanding (2)........                              20,554   17,581  16,763   21,944

                                     DECEMBER 31,                 MARCH 31, 1997
                         -------------------------------------- -------------------
                                                                            AS
                          1992   1993     1994    1995   1996   ACTUAL  ADJUSTED(3)
                         ------ -------  ------  ------ ------- ------- -----------
BALANCE SHEET DATA:
Working capital......... $1,065 $(2,504) $ (340) $2,355 $30,729 $25,939   $67,275
Total assets............  2,927   6,453   7,099   8,666  48,953  55,989    97,326
Long-term debt, net of
 current portion........      0   1,141   2,153   1,184     --      698       698
Total shareholders'
 equity.................  1,321    (559)    264   2,708  40,356  43,262    84,598

                                    Footnotes to table appear on following page.

Footnotes to table from previous page.
--------

(1) Net income and net income per share for 1995, 1996 and the three months ended March 31, 1996 give pro forma effect to the Company's conversion on November 7, 1996, from an S Corporation to a C Corporation for U.S. federal and state income tax purposes. As an S Corporation, the Company was not subject to income taxes but instead passed its tax attributes through to its shareholders. As a C Corporation, the Company is subject to income taxes at corporate income tax rates. The pro forma statements of operations data above present net income and net income per share as if the Company had been subject to corporate income taxes for the full year in each of the years ended December 31, 1995 and 1996 and for the full three months ended March 31, 1996. See Notes 2 and 14 to Notes to Consolidated Financial Statements.

(2) Weighted average number of shares outstanding for the year ended December 31, 1996 reflects the repurchase by the Company of approximately 4,015,410 shares in January 1996 from certain shareholders and the subsequent issuance in February 1996 of options to acquire approximately 3,965,010 shares granted to Mr. Sanan, which shares are retroactively treated as outstanding for such periods. See "Certain Transactions--Options Issued to Mr. Sanan."

(3) Adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed offering price of $29.46 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  IMR provides application software outsourcing solutions for the IT departments of large businesses with intensive information processing needs. The Company's services, which generally are offered on a fixed-price, fixed-time frame basis, include core transitional outsourcing services (software development, application maintenance, and migration and re-engineering) and Year 2000 conversion services. In addition, the Company offers programming and consulting services on a time-and-materials basis. The Company's revenue growth in 1996 and during the first quarter of 1997 primarily reflected an increased demand for the Company's Year 2000 conversion services. A majority of the 1996 growth occurred in the second half of 1996, as the Company's Year 2000 strategy and sales efforts produced several significant client engagements.

  Revenues from services provided on a fixed-price basis are recognized using the percentage of completion method. Revenues from services provided on a time-and-materials basis are recognized in the period that services are provided. The Company bears the risk of cost over-runs and inflation with respect to its fixed-price projects. In order to mitigate these risks, the Company subdivides its projects into smaller phases, and the Company generally reserves the right to renegotiate fixed-price and fixed-time frame commitments in the event of any change in scope. Under the percentage of completion method, the Company must estimate the percentage of completion of each project at the end of each financial reporting period. Estimates are subject to adjustment as a project progresses to reflect changes in projected completion costs or dates. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the financial reporting period in which the change in the estimate becomes known. Since the Company bears the risk of cost over-runs and inflation associated with fixed-price, fixed-time frame projects, the Company's operating results may be adversely affected by inaccurate estimates of contract completion costs and dates. Although from time to time the Company has been required to make revisions to its work completion estimate, to date none of such revisions, in the aggregate, has had a material adverse effect on the Company's operating results or financial condition in any reporting period. See "Risk Factors--Variability of Quarterly Operations and Financial Results."

  The Company continues to increase its staff of software development professionals principally to perform Year 2000 conversion services. The Company anticipates that revenues from Year 2000 services will continue to increase significantly as a percentage of the Company's total revenues in the near-term. The Company believes that demand for Year 2000 conversion services will begin to diminish rapidly after the year 2000 as many Year 2000 compliance solutions are implemented and tested. See "Risk Factors--Potential Decrease in Demand for Year 2000 Services."

  In November 1996, the Company completed its initial public offering in which it realized net proceeds of $40.7 million. A portion of the net proceeds were utilized to acquire an additional interest in Information Management Resources (India) Limited ("IMR-India"), repay debt and pay an S Corporation distribution to pre-offering shareholders. In addition, a portion of the proceeds of the initial public offering were used in the first quarter of 1997 to acquire Link Group Holdings Limited ("Link") and the remaining interest in Information Management Resources (U.K.) Limited ("IMR-UK") and to fund the expansion of the Company's India operation.

AFFILIATE RELATIONSHIPS

  From December 1994 until August 1996, the Company owned approximately 34.2% of the outstanding equity of IMR-India. In August 1996, the Company completed the acquisition of a 10.5% equity interest from Second India Investment Fund, B.V. In November 1996, the Company acquired an additional 18.4% of IMR-India from Satish K. Sanan, the Company's President, Chief Executive Officer and principal shareholder. In December 1996, the Company completed the acquisition of an additional 35.1% of IMR-India from India Magnum Fund N.V., thereby increasing the Company's total ownership of IMR-India to 98.2%. The remaining 1.8% is owned by five individuals. Additionally, IMR-India has granted to certain of its employees options to acquire additional shares which, if fully vested, would upon exercise represent approximately 3.2% of IMR-India's equity, and would cause the Company's equity interest to decrease. The Company's financial statements have been consolidated with the financial statements of IMR-India for all periods since September 1993, the date the Company first acquired an equity interest in IMR-India.

  As of December 31, 1996, the Company owned 39.5% of the outstanding equity of IMR-UK and Mr. Sanan and his spouse together owned 10.5% of such outstanding equity. The balance of IMR-U.K.'s outstanding equity was owned by Link. Effective January 8, 1997, the Company acquired 100% of the outstanding shares of Link from its two owners, Philip and Sheila Shipperlee. Philip Shipperlee serves as a Director of the Company. See "Certain Transactions-- IMR-U.K. and the Link Transactions." Under the terms of the acquisition agreement, at closing the Company paid the Shipperlees $2.1 million in cash and 107,562 shares of the Company's Common Stock. The Company is obligated to pay the Shipperlees an additional $1.6 million in cash one year from the closing date of the Link acquisition. Concurrently with the Link acquisition, the Company acquired the 10.5% of IMR-U.K. held by Mr. and Mrs. Sanan for $520,000 in cash. The purchase price was approved by the independent members of the Company's Board of Directors. Upon completion of the Link acquisition and this acquisition from Mr. and Mrs. Sanan, the Company now owns 100% of both Link and IMR-U.K. Prior to January 8, 1997, the Company's investment in IMR-U.K. was accounted for using the equity method. Beginning January 8, 1997, the financial operations of IMR-U.K. and Link have been included in the Company's financial statements on a consolidated basis.

INCOME TAX MATTERS

  Prior to the consummation of the Company's initial public offering of its Common Stock in November 1996, the Company had elected S Corporation treatment under federal income tax laws and the income tax laws of certain states. As a result, for such tax periods, the Company's earnings were taxed directly to the Company's then current shareholders. The historical financial statements for the years 1992 through 1995 do not include a provision for federal and state income taxes for such periods, except for certain state income taxes imposed at the corporate level. Accordingly, for such periods and for the period January 1 through November 7, 1996 (the date on which the Company terminated its S Corporation status and became subject to federal and state income taxes at applicable C Corporation income tax rates) pro forma adjustments for income taxes were calculated as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect for the respective periods using the criteria established under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." See Notes 2 and 14 of Notes to Consolidated Financial Statements.

  IMR-India is eligible for certain favorable tax provisions provided under India law including: (i) an exemption from payment of corporate income taxes for a period of five consecutive years in the first eight years of operation (the "Tax Holiday"); or (ii) an exemption from income taxes on the profits derived from exporting computer software or transmitting software from India (the "Export Exemption"). The Export Exemption remains available after expiration of the Tax Holiday. The Company considers these earnings to be permanently invested in India and does not anticipate repatriating any of these earnings to the U.S. If the Company determines to repatriate any earnings of IMR-India, it will be required to record a provision for income taxes on such amounts and, upon repatriation of the funds, pay U.S. taxes thereon. See Note 14 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth certain operating data as a percentage of gross revenues for the periods indicated:

                                                                THREE MONTHS
                                                                    ENDED
                                     YEAR ENDED DECEMBER 31,      MARCH 31,
                                     -------------------------  --------------
                                      1994     1995     1996     1996    1997
                                     -------  -------  -------  ------  ------
STATEMENT OF OPERATIONS DATA:
Revenues...........................    100.0%   100.0%   100.0%  100.0%  100.0%
Cost of revenues...................     61.4     59.3     56.0    57.3    56.1
                                     -------  -------  -------  ------  ------
 Gross profit......................     38.6     40.7     44.0    42.7    43.9
Selling, general and administrative
 expenses..........................     31.9     24.9     26.8    25.9    27.3
Goodwill amortization..............      0.8      0.3      0.4     0.2     1.9
                                     -------  -------  -------  ------  ------
                                        32.7     25.2     27.2    26.1    29.2
                                     -------  -------  -------  ------  ------
  Income from operations...........      5.9     15.5     16.8    16.6    14.7
Other income (expense):
  Interest expense.................     (3.4)    (1.5)    (1.1)   (1.0)   (0.5)
  Interest income and other........      7.8      2.1      0.9     0.0     1.7
  Income (loss) in equity
   investment......................     (0.9)    (0.5)     0.3    (0.3)    --
                                     -------  -------  -------  ------  ------
    Total other income (expense)...      3.5      0.1      0.1    (1.3)    1.2
                                     -------  -------  -------  ------  ------
Income before provision for income
 taxes and minority interest.......      9.4     15.6     16.9    15.3    15.9
Provision for income taxes.........      3.2      1.3      5.0     1.2     5.9
                                     -------  -------  -------  ------  ------
Income before minority interest....      6.2     14.2     11.9    14.1    10.0
Minority interest in net (income)
 loss..............................     (0.4)    (3.1)    (2.6)   (2.6)   (0.0)
                                     -------  -------  -------  ------  ------
  Net income.......................      5.8%    11.1%     9.3%   11.5%   10.0%
                                     =======  =======  =======  ======  ======
Pro forma net income...............               7.1%     9.1%    6.9%   10.0%
                                              =======  =======  ======  ======

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

  Revenues. For the three months ended March 31, 1997, revenues increased to $14.3 million, representing a 135.6% increase over revenues of $6.1 million for the three months ended March 31, 1996. Consolidation of revenues from IMR-U.K. accounted for $3.9 million of this increase in revenues. The remaining $4.4 million of this increase in revenues was primarily attributable to the continued expansion of Year 2000 conversion services for U.S.-based companies. Revenues from the Company's Year 2000 conversion services increased to $6.2 million during the first quarter of 1997 (including revenues of $755,000 realized by IMR-U.K.) as compared to revenues of less than $500,000 for the first quarter of 1996. Revenues from the Company's core transitional outsourcing services (software development, application maintenance, and migration and re-engineering services) were $5.7 million during the first quarter of 1997 (including $1.9 million of revenues realized by IMR-U.K.) as compared to $4.1 million for the first quarter of 1996. Revenues from professional services were $2.3 million for the first quarter of 1997 (including $1.2 million of revenues realized for IMR-U.K.) as compared to revenues of $1.0 million for the first quarter of 1996.

  Cost of Revenues. Cost of revenues was $8.0 million, or 56.1% of revenues, for the first three months of 1997, as compared to $3.5 million, or 57.3% of revenues, for the first three months of 1996. Cost of revenues consists primarily of salaries and employee benefits for personnel dedicated to client projects as well as amortization of capitalized software costs. The decrease in cost of revenues as a percentage of revenues reflects: (i) the Company's implementation of better controls over project pricing and margins; (ii) a higher percentage of Year 2000 conversion services projects in 1997, as compared to 1996, which carry slightly higher margins than contracts for the Company's core transitional outsourcing services; and (iii) improved utilization of software development personnel in India. This improved utilization reflected the benefits associated with expansion and training of the Company's India-based personnel.

  Gross Profit. Gross profit increased to $6.3 million in the first quarter of 1997 compared to $2.6 million in the prior comparable period. As a percentage of revenues, gross profit increased to 43.9% in the first quarter of 1997 as compared to 42.7% in the first quarter of 1996. The Company's gross profit margin increased for both its U.S. and its India operations. However, operations for IMR-U.K. partially offset this increase. IMR-U.K. derived a substantial portion of its revenues during the first quarter of 1997 from professional services which generally result in lower profit margins.

  Selling, General and Administrative Expenses. For the three months ended March 31, 1997, selling, general and administrative expenses increased to $3.9 million, as compared to $1.6 million for the first three months of 1996. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, telecommunications, management, finance, administrative and occupancy costs. As a percentage of revenues, selling, general and administrative expenses increased to 27.3% in the first three months of 1997 as compared to 25.9% for the same period in 1996. This increase was attributable primarily to selling, general and administrative expenses incurred by IMR-U.K., expansion of domestic offices, additional costs associated with reporting and accounting responsibilities as a public company, and increases in costs related to expanding the Company's administrative support staff. The Company will continue to increase its fixed costs for general and administrative expenses in anticipation of potential increases in the Company's services.

  Goodwill Amortization. Goodwill amortization increased to approximately $272,000 for the three months ended March 31, 1997 from approximately $15,000 for the three months ended March 31, 1996. This increase reflects the goodwill resulting from the Company's acquisition of certain interests in IMR-India in the second half of 1996 and the acquisition of Link in January 1997.

  Income from Operations. Operating income for the first quarter of 1997 was $2.1 million compared to $1.0 million in the comparable period in 1996, representing a 109.3% increase. As a percentage of revenues, income from operations for the three months ended March 31, 1997 decreased to 14.7% from 16.6% in the comparable period in 1996.

  Other Income (Expense). The Company realized net other income of approximately $177,000 in the first quarter of 1997 as compared to net other expense of approximately $78,000 in the comparable period of 1996. Other expense in the first quarter of 1996 included a loss related to the Company's equity investment in IMR-U.K. of approximately $16,000 and interest expense of approximately $63,000. During the first quarter of 1997, the Company recognized approximately $244,000 in investment income from the investment of the remaining net proceeds from its initial public offering and incurred approximately $67,000 of interest expense related primarily to credit facilities in India and the U.K.

  Provision (Benefit) for Income Taxes. The provision for income taxes increased to approximately $852,000 at March 31, 1997. This increase reflected the Company's termination of its S Corporation tax status in conjunction with its initial public offering in November 1996. The provision for income taxes of approximately $75,000 at March 31, 1996 reflects only taxes related to the operations of IMR-India. On a pro forma basis, giving effect to the Company's termination of its S Corporation tax status as of November 7, 1996, the income tax provision for the first quarter of 1996 would have been approximately $355,000. This represents an effective pro forma tax rate of 38.1% for the three months ended March 31, 1996 as compared to an effective tax rate of 37.2% for the three months ended March 31, 1997. This moderate decrease in the effective tax rate reflects a greater portion of profits generated by the operations of IMR-India which is taxed at more favorable tax rates. IMR has not recorded deferred income taxes applicable to undistributed earnings for IMR-India. Those earnings are considered to be permanently invested and, accordingly, no provision for U.S. federal or state income tax has been provided thereon.

  Minority Interest in Net (Income) Loss. Minority interest in net income decreased to approximately $7,000 for the three months ended March 31, 1997 from approximately $154,000 in the comparable period in 1996. This represents the portion of IMR-India's net income which is allocated to the minority shareholders of IMR-India. The interest of the minority shareholders in IMR-India declined substantially, to approximately 1.8%, as a result of the Company's acquisition of a 64.0% interest in IMR-India in late 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues. Revenues increased to $27.9 million, representing a 23.1% increase over prior year revenues of $22.7 million. Revenue growth for the year reflects management's decision in 1995 to aggressively pursue contracts to perform Year 2000 conversion services. Revenues from Year 2000 conversion services increased to $7.5 million in 1996 from $557,000 in 1995. Of these revenues, $6.0 million was realized in the last two quarters. Core transitional outsourcing services (software development, application maintenance and migration and re-engineering) increased to $14.8 million in 1996 from $13.3 million in 1995. The Company considers this increase to be significant because it reflects the Company's continuing effort to generate growth through increased revenues from both Year 2000 and its core transitional outsourcing services. Programming and consulting services revenues declined to $4.1 million in 1996 from $7.4 million in 1995 due to the reallocation of personnel and sales efforts to higher margin core transitional outsourcing and Year 2000 projects.

  Cost of Revenues. Cost of revenues increased to $15.7 million in 1996 compared to $13.5 million in 1995, reflecting primarily the increases in business volume and wages payable to technical personnel.

  Gross Profit. Gross profit increased to $12.3 million in 1996 from $9.2 million in 1995. As a percentage of revenue, gross profit increased to 44.0% from 40.7%. This increase reflected higher pricing achieved for the Company's services and a shift of personnel resources from programming and consulting to more profitable core transitional outsourcing services and Year 2000 conversion service offerings. The increase was partially offset by increased wages paid to technical personnel.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 32.6% to $7.5 million in 1996 from $5.7 million in 1995. Selling, general and administrative costs were 26.8% of revenues in 1996 as compared to 24.9% of revenues in 1995. This increase reflected additional costs to establish a new incentive program for project personnel which commenced in the second half of 1995 as well as additional general and administrative expenses to expand the Company's infrastructure of administrative support personnel and equipment. In particular, the Company upgraded satellite links, expanded IMR-India's facilities, and added additional personnel and equipment in the U.S. and India to service potential increases in service contracts.

  Goodwill Amortization. Amortization of goodwill increased to $100,000 in 1996 compared to $59,000 in 1995. This increase reflects the acquisition of an additional 64.0% of IMR-India in the second half of 1996.

  Income from Operations. Income from operations was $4.7 million in 1996 compared to $3.5 million in 1995, representing an increase of 33.5%.

  Other Income (Expense). The Company realized net other income of $36,000 in 1996 compared to $14,000 in 1995. Other income in 1995 included a $428,000 net gain realized from the sale by IMR-India of certain of its assets and real property in Mumbai and Trivandrum. This 1995 gain was partially offset by a $110,000 loss in the Company's 39.5% equity investment in IMR-U.K. During 1996, the Company realized an $83,000 gain on its equity investment in IMR-U.K. In addition, the Company recognized approximately $132,000 of investment income from the investment of the net proceeds of its initial public offering. Interest expense for 1996 and 1995 was $301,000 and $349,000, respectively. However, the Company repaid most of its long-term debt at the end of 1996.

  Minority Interest in Net (Income) Loss. The minority interest in net income increased slightly to $730,000 in 1996 from $712,000 in 1995. This represents the equity investment in IMR-India's net income held by shareholders of IMR-India other than the Company. The increase represents higher profitability in IMR-India in 1996. However, this increase was offset by an increase in the percentage of IMR-India owned by the Company.

  Provision (Benefit) for Income Taxes. The provision for income taxes increased from $293,000 in 1995 to $1.4 million in 1996. In November 1996, IMR terminated its S Corporation tax status and recognized a nonrecurring tax charge of $1.1 million. (See Note 14 of Notes to Consolidated Financial Statements.) Prior to this termination, the 1995 provision for income taxes reflected only those taxes related to IMR-India. IMR has not recorded deferred income taxes applicable to undistributed earnings of IMR-India. Those earnings are considered to be permanently invested and, accordingly, no provision for U.S. federal or state income tax has been provided thereon. To provide more meaningful information, the Company's financial statements also reflect the pro forma effect as if the Company has been a C Corporation for all periods presented. The pro forma provision for income taxes increased to $1.4 million in 1996, or 30.6% of net income before provision for income taxes and minority interest, from $1.2 million in 1995, or 34.0% of net income before provision for income taxes and minority interest. The decrease in the pro forma effective tax as a percentage of net income reflects the larger portion of the net income being contributed by IMR-India, which enjoys a lower tax rate than IMR. IMR has not recorded deferred income taxes applicable to undistributed earnings for IMR-India. Those earnings are considered to be permanently invested and, accordingly, no provision for U.S. federal or state income tax has been provided thereon.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Revenues were $22.7 million in 1995, representing a 61.0% increase from revenues of $14.1 million in 1994. This increase reflected increases in both the size and the number of client projects. In 1995, the Company realized a significant increase in revenues from software development, application maintenance and migration and re-engineering projects. In particular, the Company benefited from a large migration contract that commenced in late 1994 and continued throughout 1995 as well as a large software development project that started in mid-1995.

  Cost of Revenues. Cost of revenues was $13.5 million in 1995, representing a 55.5% increase over cost of revenues of $8.7 million in 1994. Cost of revenues represented 59.3% and 61.4% of revenues in 1995 and 1994, respectively. This decrease as a percentage of revenues reflects the Company's implementation of tighter controls over project pricing and margins as well as an increase in higher margin Year 2000 conversion services projects. This decrease would have been larger except for the benefits of a number of higher margin contracts completed in the first quarter of 1994. In addition, in 1995 the Company incurred lower expenses due to the temporary reduction in personnel costs and other expenses during the consolidation of the Company's India offshore software development centers from locations in Mumbai and Trivandrum to the present location in Bangalore.

  Gross Profit. Gross profit was $9.2 million in 1995, representing a 69.7% increase over gross profit of $5.4 million in 1994. As a percentage of revenues, gross profit increased from 38.6% in 1994 to 40.7% in the same period for 1995 for the reasons stated above.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $5.7 million in 1995 representing a 26.1% increase over selling, general and administrative expenses of $4.5 million in 1994. Selling, general and administrative expenses were 24.9% and 31.9% of revenues in 1995 and 1994, respectively. The decrease as a percentage of revenues was a result of the Company's ability to achieve significantly higher revenues in 1995 without a corresponding increase in management, finance, administrative and occupancy costs, a large portion of which are fixed in nature. The annual bonus payable to Mr. Sanan (equal to 10% of the Company's net pre-tax profits from U.S. operations prior to amendment in 1996) increased to $255,000 in 1995 from $34,000 in 1994.

  Goodwill Amortization. Goodwill amortization is related to the Company's interest in IMR-India. Goodwill amortization decreased in 1995 due to the sale in 1994 of a portion of the Company's equity in IMR-India.

  Income from Operations. Income from operations was $3.5 million in 1995, representing a 323.2% increase over income from operations of $829,000 in 1994. As a percentage of revenues, income from operations increased from 5.9% in 1994 to 15.5% in the same period for 1995 for the reasons stated above.

  Other Income (Expense). The Company realized other income of $14,000 in 1995 as compared to $499,000 in 1994. Other income in 1995 included a non-recurring $428,000 net gain realized upon the sale of real estate and assets by IMR-India, offset by interest expense of $349,000 and the Company's share of losses in IMR-U.K. of $110,000. Other income in 1994 reflected non-recurring income of $1.0 million derived from the Company's sale of a portion of its equity interest in IMR-India plus $71,000 realized upon the sale by IMR-India of certain assets and real property, partially offset by interest expense of $473,000 and the Company's share of a loss in IMR-U.K. of $126,000. At the beginning of 1994, the Company's interest in IMR-U.K. was 50.0%. The Company phased down the operations in IMR-U.K. in early 1994 and recommenced operations after receiving a 50.0% investment by Link in late 1994. The Company's interest in IMR-U.K.'s loss decreased from $126,000 in 1994 to $110,000 in 1995, reflecting the decrease in the Company's interest from 50.0% in 1994 to 39.5% in 1995.

  Minority Interest in Net (Income) Loss. In 1995, the minority interest in net income was $712,000 as compared to $63,000 in 1994. This substantial increase reflects significantly increased profits realized by IMR-India in 1995, as well as the decrease in the Company's equity interest. In 1995, the Company held a 34.2% equity interest in IMR-India, while the Company held a 69.3% equity interest in 1994.

  Provision (Benefit) for Income Taxes. The tax provision was $293,000 in 1995 as compared to $450,000 in 1994. During 1994, the Company paid $365,000 of India withholding taxes incurred in connection with the Company's sale of a portion of its equity interest in IMR-India. The 1995 tax provision includes taxes payable on the gain realized from the 1995 sale by IMR-India of certain assets and real property as well as an increase in taxable income for domestic operations of IMR-India in 1995.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited quarterly statements of operations data for each of the nine quarters from January 1, 1995 to March 31, 1997. The information relating to the quarters from January 1, 1995 to December 31, 1996 is derived from and is qualified by reference to the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustment, necessary for a fair presentation of that information. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                        QUARTER ENDED
                          -------------------------------------------------------------------------
                                        1995                             1996                1997
                          -------------------------------- -------------------------------- -------
                          MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31
                          ------- ------- -------- ------- ------- ------- -------- ------- -------
                                                       (IN THOUSANDS)
Revenues................  $5,203  $5,372   $5,853  $6,272  $6,090  $6,307   $7,048  $8,503  $14,347
Gross profit............   2,204   1,746    2,339   2,940   2,600   2,785    3,130   3,775    6,305
Income from operations..     806     547      790   1,365   1,010   1,073    1,125   1,476    2,113

                                                        QUARTER ENDED
                          -------------------------------------------------------------------------
                                        1995                             1996                1997
                          -------------------------------- -------------------------------- -------
                          MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31
                          ------- ------- -------- ------- ------- ------- -------- ------- -------
Revenues................   100.0%  100.0%  100.0%   100.0%  100.0%  100.0%  100.0%   100.0%  100.0%
Gross profit............    42.4    32.5    40.0     46.9    42.7    44.2    44.4     44.4    43.9
Income from operations..    15.5    10.2    13.5     21.8    16.6    17.0    16.0     17.4    14.7

  The Company's operations and related revenues and operating results historically have varied substantially from quarter to quarter, and the Company expects these variations to continue. Among the factors causing these variations have been the number, timing and scope of IT projects in which the Company is engaged, the contractual terms of such projects, delays incurred in the performance of such projects, the accuracy of estimates of resources and time frames required to complete ongoing projects, and general economic conditions. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. An unanticipated termination of a major project, a client's decision not to pursue a new project or proceed to succeeding stages of a current project, or the completion during a quarter of several major client projects could require the Company to pay underutilized employees and therefore have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors--Variability of Quarterly Operations and Financial Results."

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1997, the Company had $25.9 million of working capital as compared to working capital of $30.7 million at December 31, 1996 and $2.4 million at December 31, 1995. This increase at December 31, 1996 primarily resulted from the Company's receipt of net proceeds of $40.7 million from the completion of its initial public offering in November 1996. At March 31, 1997, the Company held $24.6 million in cash, cash equivalents and interest-bearing securities.

  Net cash (used in) provided by operations in the first quarter of 1997 and the years ended December 31, 1996 and 1995 was ($182,000), $5.2 million and $1.0 million, respectively. Net cash (used in) provided by operations during the first quarter of 1997 primarily reflects increased accounts receivable of $1.3 million, reflecting increases in services performed, and increases in accrued expenses of $1.0 million.

  Net cash (used in) provided by investing activities in the first quarter of 1997 and the years ended December 31, 1996 and 1995 was ($11.7 million), ($19.1 million) and $503,000, respectively. In the first quarter of 1997, the Company acquired marketable securities of $6.1 million, property and equipment of $2.7 million and interest in acquired entities of $2.7 million. In 1996, the Company acquired a majority interest in IMR-India for $10.0 million, invested in marketable securities of $5.5 million and purchased property and equipment for $2.6 million. Future plans call for the continued expansion of the India facilities throughout 1997 of which over $2.0 million has been expended in the first quarter of 1997, and the development of a facility in Belfast, Northern Ireland.

  Subsequent to the initial public offering, the Company repaid its outstanding long-term debt of approximately $900,000 and remitted approximately 50% of the final S Corporation distribution (See Note 16 of Notes to the Consolidated Financial Statements). The remaining 50% was classified as notes payable to shareholders at December 31, 1996, and was paid in full by the Company during March 1997.

  The Company maintains an export sales accounts receivable discounting facility with Canara Bank, an Indian government owned bank. Principal payments on amounts borrowed are due within 90 days of their respective borrowings. Interest is currently payable at a rate not exceeding 13.0% per annum. At March 31, 1997, December 31, 1996 and December 31, 1995, approximately $0, $0 and $655,000, respectively, were due under this facility. The maximum amount available under this facility at March 31, 1997 was approximately $838,000. The facility is collateralized by IMR-India's export accounts receivable and property and equipment.

  IMR-U.K. maintains an accounts receivable discounting facility. Principal payments on accounts borrowed are due within ninety days of the borrowing. Interest is payable at the rate of 2% over Midland Bank's prime rate (6.5% at March 31, 1997). In addition IMR-U.K. is charged an administrative fee on all accounts receivable discounted. The maximum amount available under this facility is based upon a computation of accounts receivable as defined. At March 31, 1997 approximately $945,000 was due under this facility. The facility is collateralized by accounts receivable and expires July 31, 1997.

ASSET MANAGEMENT

  The Company's accounts receivable were $8.2 million, $5.7 million and $2.9 million at March 31, 1997, December 31, 1996 and December 31, 1995, respectively. These increases were partially offset by increases in deferred revenues from $17,000 at December 31, 1995 to $1.9 million at December 31, 1996 and $2.6 million at March 31, 1997. A significant portion of the Company's business is executed on a fixed-price, fixed-time frame basis. Revenues on fixed-price contracts do not necessarily correlate to actual billings. Accordingly, accounts receivable may increase significantly in periods where there is a significant increase in deferred revenues (i.e., billings issued in advance of revenue recognition).

  A common financial measure is the calculation of days sales outstanding
(DSO) in accounts receivable. Management believes that the calculation of the Company's DSO should factor in: (i) rapidly increasing revenues (revenues were $14.3 million for the first quarter of 1997, $8.5 million for the fourth quarter of 1996 and $6.3 million for the fourth quarter of 1995), and (ii) the net increases in deferred revenues. When these factors are considered, DSO was 57 days, 57 days and 46 days at March 31, 1997, December 31, 1996 and December 31, 1995, respectively.

EFFECTS OF INFLATION

  The Company's most significant costs are the salaries and related benefits for its consultants and other professionals. Competition for IT professionals with the advanced technological skills necessary to perform the services offered by the Company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the Company must adequately anticipate wage increases, particularly on its fixed-price contracts. Further, India has experienced significant inflation in the past. Historically, the Company's wage costs in India have been significantly lower than its wage costs in the U.S. and the U.K. for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the U.S. and the U.K. There can be no assurance that the Company will be able to recover cost increases through increases in the prices that it charges for its services in the U.S. and elsewhere. See "Risk Factors--Competitive Market for Technical Personnel" and "--Fixed-Price, Fixed-Time Frame Contracts."

NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued. SFAS 128 is designed to modify the earnings per share information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements, and increasing the comparability of earnings per share data on an international basis. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. The Company will adopt SFAS 128 on its effective date. Management is currently assessing the impact of SFAS No. 128 on the Company's presentation of earnings per share data in future periods.

                                   BUSINESS

OVERVIEW

  The Company provides applications software outsourcing solutions for the IT departments of large businesses through an integrated network of global resources. The Company's services, which generally are offered on a fixed-price, fixed-time frame basis, include software development, application maintenance, migration and re-engineering services and Year 2000 conversion services. In addition, the Company offers programming and consulting services on a time-and-materials basis in order to optimize employee utilization and provide a potential source of future outsourcing contracts. The Company's services, which it terms "transitional outsourcing," assist clients in the maintenance of mainframe-based legacy applications and in the transition from legacy systems to open architecture, client/server and other emerging technologies. IMR delivers many of its transitional outsourcing services using its proprietary TSQM software engineering process and its offshore software development facilities in Bangalore and Mumbai, India. The Company plans to establish additional offshore software facilities in Belfast, Northern Ireland and New Delhi, India. The Company links its offshore software development facilities by satellite communications to both the Company's offices and the offices of many of its clients. A global network of offices allows IMR to offer its services on a 24-hour basis through an on-site, off-site and offshore project team working multiple shifts made possible by the time differences between a client's office and the Company's offshore software development facilities. The Company believes that its proprietary TSQM process, software engineering methodologies and toolsets, and its offshore software development centers enable it to provide high quality, cost-effective IT solutions.

  The Company's clients are primarily Fortune 500 or comparably sized companies with significant IT budgets and recurring needs for software development, application maintenance, migration and re-engineering, Year 2000 conversion and IT programming and consulting services. IMR serves clients in a variety of industries including financial services, insurance, manufacturing, retail and utilities. The Company has provided transitional outsourcing services for such companies as Commercial Union Insurance Companies, Dayton Hudson Corporation, John Hancock Financial Services, Michelin Tire Corporation, SPS Payment Systems and Xerox Corporation. Through a staff of approximately 800 software development professionals, the Company serves its clients from its U.S. headquarters in Clearwater, Florida, its office in London, England, its offshore software development centers in Bangalore and Mumbai, India, and its branch sales offices located in Boston, Chicago and Dallas. Additionally, the Company plans to establish offshore software development facilities in Belfast, Northern Ireland and New Delhi, India and is considering other locations in Europe and southeast Asia to expand the Company's global presence.

INDUSTRY OVERVIEW

  Intense competition, deregulation, innovation and rapid technological advancements are forcing companies to make fundamental changes in their business processes. These changes have compelled many businesses to downsize staffs and reduce costs in order to achieve greater returns on investment. While confronting these internal challenges, companies also face customer demands to improve service levels, lower costs, reduce delivery times and increase value. In this competitive environment, improving IT systems is one critical way for businesses to achieve greater productivity and manage their operations more efficiently. As a result, the ability of an organization to integrate and deploy improved information technologies in a cost-effective manner has become critical to its success.

  Although client/server and other emerging technologies offer the promise of faster, more functional and more flexible software applications, the implementation of business solutions encompassing these new technologies presents companies with major challenges. Designing, developing and employing these solutions requires highly skilled individuals trained in many diverse technologies and architectures. However, there is a shortage of these individuals, and many large companies are reluctant to expand their IT departments through additional staffing, particularly at a time when they are attempting to minimize their fixed costs and reduce workforces. Moreover, redeploying and retraining in-house resources to develop and implement new technologies typically is impractical because the in-house IT staff must continue to support existing legacy systems and dated technology. In addition, implementing new systems also requires highly developed project management skills so that projects are completed within budget and on time.

  As a result of the challenges presented by the technological transition to client/server systems and the ongoing need to maintain legacy systems, many large companies are seeking ways to outsource their IT projects, particularly on a fixed-price, fixed-time frame basis in order to minimize the risks associated with such large scale technology projects. Dataquest, a recognized market research firm, estimated that the market for systems integration, consulting, applications development and outsourcing services was approximately $107.0 billion worldwide in 1995 and estimated this market to be growing by approximately 17.3% annually through 1999. Outsourcing enables organizations to focus on core-competencies, reduce costs by converting in-house fixed IT costs to variable costs and reduce the time-to-completion of significant IT projects.

  Outsourcing represents a particularly cost-effective solution for labor-intensive IT projects such as the fast approaching Year 2000 problem. Many existing computer systems run software programs permitting only two-digit entries for years (e.g., 1997 is read as "97") and therefore cannot properly process dates in the next century. For decades, computer programmers have encoded mainframe software applications using this two-digit format to represent a year (e.g., "97" for "1997" in the "yymmdd" format). Programmers engaged in this "short-cut" to free up valuable computer memory and disk storage space during a time when availability of these resources was a critical programming consideration. Many software programs that use the two-digit year date field to perform computations or decision-making functions will fail due to an inability to correctly interpret dates. For example, many software systems will misinterpret "00" to mean the year 1900 rather than 2000. Resolving a Year 2000 problem is a highly time- and labor-intensive project often requiring software engineers to analyze millions of lines of software code and millions of items of data. As a result, the Company believes that most large Year 2000 conversion projects will be outsourced. Although the size of the Year 2000 problem is difficult to estimate, the Gartner Group, a recognized industry source, has estimated that the worldwide costs (including in-house costs) to resolve the Year 2000 problem could range from $300 billion to $600 billion.

THE IMR SOLUTION

  The Company employs a systematic and disciplined approach to every outsourcing engagement. The three critical components of the IMR solution, which management believes differentiate the Company from other IT service providers, are: (i) its TSQM software engineering process; (ii) its offshore software development capability; and (iii) its proprietary toolsets. Together, these three key elements of the Company's service delivery model help ensure that clients receive high quality, cost-effective solutions on time and within budget.

  The TSQM Software Engineering Process. TSQM is a set of defined software development processes, techniques and tools that are implemented to maximize quality in the Company's processes, deliverables and services and to minimize project risks. The Company implements its two-phased TSQM process that encompasses: (i) an extensive front-end assessment that defines the scope and risks of the project; and (ii) an implementation stage that is further subdivided into smaller phases with frequent deliverables and feedback from its clients. Through the rigorous adherence to its TSQM process, the Company identifies, monitors and manages the risks associated with the cost, schedule, performance, support and delivery of projects, generally on a fixed-price, fixed-time frame basis. This process also allows the

Company to detect, correct and mitigate quality defects and to establish appropriate contingencies for each project.

  Offshore Software Development. The Company's offshore software development centers in Bangalore and Mumbai, India provide IMR with a significant cost advantage as well as the ability to provide 24-hour service to its clients. The Company's costs for offshore software development personnel have historically been significantly lower than costs incurred for comparable resources in the U.S. Through satellite communications, many of the Company's clients are linked to an IMR offshore software development center where a substantial majority of a project's work is performed. Due to the time differences between the diverse geographical locations of the Company's offices and the offices of its customers, the Company can create a virtual "second shift" for its clients allowing for more rapid completion of projects and off-peak utilization of clients' technology resources. In addition, for larger projects with critically short time frames, an offshore software development center strategy allows the Company to parallel process many of its development phases to accelerate delivery time.

  Proprietary Toolsets. The Company has made a significant investment to design and develop a set of proprietary software tools and methodologies to support three key services: (i) re-engineering; (ii) migration; and (iii) re-hosting of legacy systems to emerging technologies, such as client/server systems. These tools were developed utilizing object-oriented technologies to allow the Company to reduce both the cost and time required to successfully complete large scale projects. The Company's TransformIMS, TransformVSAM and TransformDB2 toolsets support the migration of mainframe-based legacy systems and their related applications to relational database management systems environments (e.g., Oracle, Sybase and Informix). With rapidly increasing demand for Year 2000 conversion services, the Company modified one of its existing toolsets to address the Year 2000 problem. Transform2000 supports full life cycle conversion for Year 2000 projects and automates many of the tasks involved in resolving Year 2000 problems. Since 1994, IMR has used its Century Change-Planning Analysis and Conversion ("CC-PAC") methodology and the Transform2000 toolset together to provide full life cycle Year 2000 compliance services. To leverage its success, the Company has announced that it plans to selectively license Transform2000 along with CC-PAC to potential end users, service providers and system integration companies. As part of its proposed licensing program, the Company plans to provide an experienced on-site tool specialist to ensure successful implementation of both the toolset and the IMR methodology. In the future, the Company also may choose to selectively license other proprietary toolsets for specific service offerings. To date the Company has not generated any revenues from licensing activities, and no assurance can be given that the Company will be able to successfully license any of its existing or proposed software products.

STRATEGIES

  The Company's objective is to be a leading provider of comprehensive transitional IT outsourcing services and solutions to the IT departments of large businesses. The Company plans to pursue the following strategies to achieve this objective:

 BUSINESS STRATEGIES

  Develop Long-Term Strategic Partner Relationships with Clients. The Company strives to develop "strategic partner" relationships with its clients whereby the Company shares both the risk and rewards associated with outsourcing engagements. To establish these relationships with clients, the Company endeavors to integrate its on-site personnel into the operations and employee culture of its clients' IT departments and regularly makes significant investments in technology to support the strategic technical direction of its clients. These investments help the Company secure the loyalty and trust of clients and provide it with the tools and knowledge to perform similar projects for other clients. To ensure constant communication, the Company uses several methods to obtain continuous client feedback, including client satisfaction surveys, consultant performance surveys and regularly scheduled meetings with a client's senior management. A substantial portion of the performance incentive for the Company's senior executives, sales executives and senior project managers is directly linked to client satisfaction and on-time, within budget delivery of quality IT services.

  Develop and Enhance Processes, Methodologies and Productivity-Enhancing Software Tools. The Company is committed to improving and enhancing its TSQM process as well as its proprietary software engineering methodologies and toolsets. With the rapid evolution of technology, the Company believes it is imperative to invest in research and development. The Company currently is designing and developing new productivity software tools to automate testing processes and improve project estimating and risk assessment techniques. Moreover, the Company plans to add additional modules to its current software tools which will allow the re-design, migration and conversion of additional types of databases and programming languages. The Company believes that this strategy is critical in differentiating the Company from its competitors.

  Focus on Fixed-Price, Fixed-Time Frame Projects. As a core element of its business philosophy, the Company offers many of its IT services on a fixed-price, fixed-time frame basis. Management believes that effectively structured fixed-price, fixed-time frame projects provide clients with significantly reduced risks while offering the Company the potential benefit of enhanced margins. In order to reduce the risks to the Company, the fixed-time frame component of a project is divided into several phases with frequent deliverables. The Company believes that discrete project phases make it easier for the Company to commit to a fixed price for a project, meet client expectations, maintain high quality and control costs. The Company strives to reduce risks and increase profits through shorter development cycles, the implementation of a rigorous change-order management process and the use of global resources. Furthermore, in order to monitor its financial performance, IMR constantly reviews project data and adheres to strict financial management practices.

  Concentrate on Key Technologies. The Company continues to focus on obtaining advanced software development and deployment technologies to support its transitional outsourcing service model. By using software provided by companies such as Texas Instruments (IEF Composer) and Forte Software, Inc., and using its own proprietary toolsets, IMR offers a "best of breed" technology solution to clients in several key areas. These areas include object-oriented client/server development and the use of "web enabling" technologies which support the rapid integration of mainframe systems with newly developed client/server systems using Internet/intranet development tools. This broad-based technology strategy reinforces the Company's focus on the successful transition of legacy mainframe systems to new technical environments. The Company conducts personnel training to expand the knowledge base of its employees in these key technological areas.

  Attract, Train and Retain Highly Skilled Employees. The future success of the Company's growth strategy will depend to a significant extent on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. To achieve this objective, the Company maintains programs and personnel to seek and hire the best available IT professionals and to train these professionals in both legacy systems and emerging technologies. The Company believes, however, that there is a shortage of, and significant competition for, IT professionals with the advanced technological skills necessary to perform the services offered by the Company. In order to attract, motivate and retain its employees in the face of these shortages, the Company focuses on its corporate culture, incentive programs, compensation and benefits, and provides a career and education management program to create an individualized structured career growth plan for its employees.

 GROWTH STRATEGIES

  Convert Year 2000 Projects into Transitional Outsourcing Business. As a result of its comprehensive Year 2000 conversion services, the Company has obtained a significant number of contracts to perform Year

2000 conversion projects. The current demand for the Company's Year 2000 services provides the opportunity to select those accounts with the greatest potential for long-term client relationships. A key element of the Company's long-term growth strategy is to expand the scope of the IT services it provides to each client. In particular, the Company believes that the detailed knowledge of its clients' systems gained during performance of its Year 2000 conversion services will serve as a competitive advantage in securing other transitional outsourcing projects from these clients. The Company believes that clients who choose to outsource a specific IT service are more likely to consider outsourcing additional future IT services. See "--Clients and Representative Projects."

  Develop Expertise in Key Vertical Markets. Although the Company has a diverse client base, the Company recently has completed projects for companies in key vertical markets, including insurance, financial services, manufacturing, retail and utilities. These industries generally are dominated by large companies with intensive IT needs. As its business increases in these targeted vertical markets, the Company believes it will gain a broader knowledge and expertise of these industries. The Company seeks to leverage this developing expertise and its existing accounts into a larger concentration of clients in these targeted markets. Also, the Company plans to design and develop re-usable object class software code libraries which have specific application to clients in these targeted vertical markets.

  Expand Geographic Presence. IMR's business model integrates on-site, off-site and offshore resources to enable the on-time delivery of high quality, cost-effective IT solutions. As the Company expands its customer base, it intends to open additional small regional sales offices to enable the Company to sell and support existing and new clients in these geographic areas. In addition, the Company intends to establish a global network of offshore software development centers that will benefit from lower personnel costs and available infrastructures of equipment and facilities. In furtherance of this strategy, the Company has recently acquired an expansion facility in Mumbai, India (which is under renovation) and currently is negotiating to secure locations and equipment for the creation of offshore software development facilities in Belfast, Northern Ireland and New Delhi, India. Additional facilities are contemplated for eastern Europe and southeast Asia, although no assurance can be given that the Company ultimately will select these locations for future expansion.

  Pursue Selective Strategic Acquisitions. Given the highly fragmented nature of the IT services market, together with significant barriers to entry in major accounts, the Company believes that opportunities exist to expand through the selective acquisition of IT services firms with established customers and technical expertise.

THE IMR DELIVERY PROCESS

  IMR applies its TSQM software engineering process across all of its services to deliver high quality, cost-effective IT solutions to its clients. TSQM is a set of defined software development processes, techniques and tools that are implemented and enhanced to maximize quality in the Company's processes, deliverables and services, and to minimize project risks. The Company implements its two-phased TSQM software engineering process which encompasses:
(i) an extensive front-end assessment that defines the scope and risks of the project; and (ii) an implementation stage that is further subdivided into smaller phases with frequent deliverables and feedback from its clients. Continuously refined since the Company's inception, TSQM represents the process through which the Company defines and performs projects. Through the rigorous adherence to the TSQM process, the Company identifies, monitors and manages the risks associated with the cost, schedule, performance, support and delivery of projects, generally on a fixed-price, fixed-time frame basis. This process also allows the Company to detect, correct and mitigate quality defects and to establish appropriate contingencies for each project.

  TSQM is based in part on software standards published by the Institute of Electrical & Electronics Engineers ("IEEE"), Software Engineering Institute ("SEI") software engineering process models and

ISO 9001 quality processes. To position itself for future business from companies in the European Community, as well as from international affiliates of its North American customers, IMR's facility in Bangalore, India and its facility acquired as a part of the acquisition from Link have achieved ISO 9001 certification. IMR is pursuing company-wide ISO and SEI certification.

  During each stage of a project, IMR utilizes TSQM to monitor progress and quality, including deviations from project plans that could adversely affect on-time delivery, compliance with project specifications and project financial performance. The project team collects, analyzes and reports on key quality metrics to verify compliance with quality standards used in project execution, and the project team serves as a custodian of information regarding the methods, techniques and tools that have been utilized to perform specified tasks. Through this process of constant re-evaluation of the Company's performance on each project, IMR continuously refines and enhances the TSQM software engineering process as a means to leverage the benefit of the Company's cumulative project experience.

  The responsibilities for completion of each TSQM phase are allocated among an on-site, off-site and offshore team to optimize cost savings and accelerate project delivery. The actual tasks allocated to each team member are determined principally by the amount of client interaction required at the client site to complete the project successfully. The front-end phase, which may include requirements analysis, high level design and technical architecture, is completed by the on-site project manager and the project team through interaction with the client. The implementation phase, which may include programming, unit testing and systems testing, is largely performed offshore via satellite link. The off-site teams at the Company's U.S. and European offices coordinate the efforts of the on-site and offshore teams and monitor and manage the quality of the overall project. Working regular business hours, the on-site, off-site and offshore teams together use most hours of the clock to deliver projects in fewer elapsed calendar days. Due to the time differences between India, the U.K. and the U.S., the Company can create a virtual "second shift" for its clients allowing for more rapid completion of projects.

  The Company's offshore software development center strategy provides significant opportunities to reduce costs and manage the risks of a project. An offshore software development center may be able to use the excess capacity of a client's existing computing facilities during off-peak hours. This should allow additional projects to be undertaken without substantial client investment in new hardware and software. The costs of satellite communications and infrastructure installed by the Company at an offshore center will be spread among multiple clients and projects. If the scope of a project is unexpectedly expanded, the Company generally is able to draw upon its offshore development center resources to increase project personnel. In addition, for larger projects with critically short time frames, the resources available of an offshore facility allows the Company to parallel process various development phases to accelerate delivery time.

SERVICES

  IMR provides a broad range of IT services, including: (i) core transitional outsourcing services which encompass software development, application maintenance, and migration and re-engineering services; (ii) Year 2000 conversion services; and (iii) programming and consulting services. The Company delivers each of these services independently or as a comprehensive package.

 CORE TRANSITIONAL OUTSOURCING SERVICES

  IMR's core transitional outsourcing services assist clients in the development and maintenance of mainframe-based legacy applications and in the transition from legacy systems to open architecture, client/server and other emerging technologies. The Company's core transitional outsourcing services include: software development, application maintenance, and migration and re-engineering services.

  Software Development Services. The Company offers three alternatives to assist clients in developing new applications for IBM mainframe platforms, selected client/server platforms and other emerging technologies:

  . fixed-price software development in which the Company assumes total responsibility and accountability for delivery of systems on time and within budget; or

  . cooperative development in which the Company's consultants work side-by-side and share responsibility for completion of a project with in-house IT personnel to complete full life cycle development projects; or

  . system evolution services, in which mainframe legacy systems are re-developed into new systems using object-oriented technologies and the Company's proprietary ISEM (Information Systems Evolution Methodology).

  In each case, the Company uses its TSQM software engineering process, its on-site, off-site, offshore delivery model and satellite communications to deliver these projects.

  Application Maintenance Services. The Company has four distinct processes for its application maintenance services: Corrective, Adaptive, Perfective and Preventive. Corrective maintenance requires software failures to be diagnosed and fixed as they occur. These failures can directly affect business operations and require the highest level of support. Quick fixes and poor documentation result in increased code complexity and increased future maintenance costs. Adaptive maintenance requires modification of software code to operate in changing operating environments, such as new mainframe hardware or a new release of a mainframe operating system. Perfective maintenance is the modification of legacy code to provide new functionality to meet changing business requirements. Perfective maintenance backlogs are the biggest source of concern for IT management. Preventive maintenance is a proactive approach to modifying legacy software code to ensure successful operation in the future. Year 2000 compliance services are a form of preventive maintenance.

  By assuming the responsibility for maintenance of selected legacy application systems, the Company is able to introduce process enhancements that improve service levels to clients requesting modifications and on-going support. By using a variation of the on-site, off-site, offshore delivery model, the Company provides 24-hour, 7-day production and emergency support. On-site team members provide application maintenance services at the client's facility. These team members carry pagers in the event of an emergency service request and utilize home personal computers to dial into a client's system and resolve client problems from remote locations. Routine application maintenance services, including modifications, enhancements and documentation, are completed utilizing satellite telecommunications and the resources of the Company's offshore software development center.

  Migration and Re-engineering Services. The Company has developed its proprietary ISEM methodology, a broad-based strategy for deploying new technologies and managing the successful integration of legacy mainframe systems with new client/server systems. Alternatives include: legacy systems re-development using object-oriented technologies; mainframe integration with new client/server systems using "web enabling" Internet/intranet technologies; and tool-enabled re-engineering of legacy systems, in which these systems are migrated to open systems platforms and client/server architectures. The Company's Transform series of re-engineering tools automate many of the processes required to implement advanced client/server technologies, thereby substantially reducing the time and cost to perform these services. These "productivity tools" enable the Company to perform source code analyses, re-design target databases and convert certain programming languages.

 YEAR 2000 CONVERSION SERVICES

  The Company uses its CC-PAC methodology to provide cost-effective services related to the Year 2000 problem. The CC-PAC methodology defines the methods for performing Year 2000 conversion services through five separate phases: analysis, planning, conversion, testing and implementation. The CC-PAC methodology, together with the Company's proprietary Year 2000 toolset, Transform2000, and a rigorous process approach form the Company's strategy to resolving millennium problems. The Company believes that the full life cycle solution provided by the CC-PAC methodology and use of the Transform2000 toolset differentiates IMR from other companies by reducing costs and providing services for all phases of Year 2000 services. The Company also believes the ability of Transform2000 to address many of the Year 2000 problems across a broad array of computing environments and operating platforms to be a source of significant competitive advantage.

  As of the date of this Prospectus, the Company is engaged to perform Year 2000 conversion services for more than 50 clients, substantially all of whom are new customers for the Company. The Company anticipates that revenues from Year 2000 services will continue to increase significantly as a percentage of the Company's total revenues in the near-term. The Company believes that the demand for Year 2000 conversion services will continue after the turn of the century, although this demand is expected to begin to diminish rapidly after the year 2000 as many Year 2000 compliance solutions are tested and implemented. See "Risk Factors--Potential Decrease in Demand for Year 2000 Services."

 Programming and Consulting Services

  The Company also provides programming and consulting services at client sites on an "as-needed" basis. The Company's programming consultants are typically engaged on a time-and-materials basis to assist on-site with the analysis, design and development of software applications and to augment the client's internal IT staff. In contrast to its core transitional outsourcing services, professional programming services typically involve the performance of discrete tasks at the specific direction of the client. The Company's objectives in providing professional staffing services include developing an understanding of the client's business and IT systems needs and positioning the Company to provide consulting and outsourcing services after the Company has established a business relationship with the client through the consulting assignment. The Company does not generally accept professional staffing services engagements of less than six months.

CLIENTS AND REPRESENTATIVE PROJECTS

  IMR provides services to large businesses, primarily Fortune 500 and comparably sized companies with intensive information processing needs. To date, the Company's marketing efforts have been directed to clients on the basis of IT needs rather than industry group. Companies and clients in the insurance, financial services, manufacturing, retail and utilities industries have historically provided the greatest source of business opportunities for the Company.

SOFTWARE DEVELOPMENT     APPLICATION MAINTENANCE    MIGRATION AND RE-
SERVICES:                       SERVICES:           ENGINEERING SERVICES:
Dun & Bradstreet        Dayton Hudson               Fingerhut
EBSCO Industries, Inc.  Corporation                 General Reinsurance
Ford Motor Company      Michelin North America      Michelin Tire Corporation
NOVUS Services, Inc.    Southern California         Reliastar Life Insurance
Whitbread Plc           Edison                       Company
Winn Dixie Stores, Inc. SPS Payment Systems,        SPS Payment Systems, Inc.
                        Inc.

                        Whitbread Plc
     YEAR 2000 CONVERSION SERVICES:         PROGRAMMING & CONSULTING SERVICES:
     American Greetings Corp.               Dayton Hudson Corporation
     AON/Combined Insurance                 NOVUS Services, Inc.
     Commercial Union Insurance Company     J.C. Penney
     John Hancock Financial Services        John Hancock Financial Services
     Mutual of Omaha Insurance Company      Xerox Corporation
     PACCAR Inc.
     Reliastar Life Insurance Company

  During the first quarter of 1997 and the years ended December 31, 1996 and 1995, the Company's top five clients accounted for approximately 32.8%, 59.0% and 65.6% of revenues, respectively. NOVUS (formerly known as Discover Card Services, Inc.) and SPS Payment Systems, Inc. ("SPS"), which are affiliated companies, together accounted for approximately 14.0% of revenues in the first quarter of 1997 and 31.0% of revenues during the year ended December 31, 1996. In 1995, NOVUS and SPS represented approximately 35.1% of revenues, while units of Dayton Hudson Corporation represented approximately 12.0% of revenues. The volume of work performed for specific clients is likely to vary from year to year, and a significant client in one year may not use the Company's services in a subsequent year. See "Risk Factors--Reliance on Significant Clients."

  SPS Payment Systems. SPS Payment Systems, a leading provider of private label credit card services for retailers, retained IMR to assist in the creation of an electronic marketing system. Working on-site in a cooperative development environment, IMR was responsible for preparing the detailed product definition, recommending relevant technology, developing high level system architecture, functional specifications and technical design, and performing systems testing, project management and implementation. As a result of its successful completion of the electronic marketing system, SPS engaged IMR on several additional projects, including re-design/re-engineering of its strategic systems, application maintenance outsourcing and Year 2000 services. The Company considers its strategic relationship with SPS Payment Systems to be a model for future client relationships.

  Target Stores. Target Stores, a division of Dayton Hudson Corporation, engaged IMR to perform Target's System Limits project, a series of system enhancements to increase field sizes to accommodate larger stores and a greater number of inventory identification numbers. As a part of this project, the Company expanded date fields to accommodate date entries for the Year 2000 and thereafter. Offshore project team members accessed Target systems through the Company's dedicated satellite communications link with approximately 75% of the total project programming completed offshore. Following successful completion of the Systems Limits project, Target awarded the Company a multi-year application maintenance outsourcing engagement. The project objectives include elimination of current maintenance and enhancement backlogs, improvement of user satisfaction levels, improvement of system reliability and quality, and redeployment of in-house maintenance personnel to new development activities. On-site IMR consultants presently provide 24-hour, 7-days a week production support and perform emergency fixes. As a result of the Company's relationship with Target, the Company also has been awarded a client/server development project, Target's In-Store Information Systems project, and an application maintenance outsourcing engagement for parent company Dayton Hudson Corporation.

  Michelin. As part of the centralization of its North American operations, Michelin contracted IMR to develop the mainframe-based Sales Commission Calculation and Reporting System ("SCCRS") for two major subsidiaries operating across the U.S., Canada and Mexico. The SCCRS maintains information about sales personnel, their sales history and commissions earned. IMR was then awarded a maintenance outsourcing contract for Michelin's Corporate Financial Systems, which was rolled into a large, multi-year maintenance outsourcing contract involving Michelin's Corporate Systems. Michelin also awarded IMR a Year 2000 services contract, as well as a large-scale database migration project.

SALES AND MARKETING

  The Company markets and sells its services directly through its professional staff and senior management operating out of its U.S. headquarters in Clearwater, Florida, its office in London, its sales branch office in India, and its domestic sales branch offices located in Boston, Chicago and Dallas. The Company focuses its marketing efforts on large corporations with significant IT budgets and recurring staffing or software development needs. Marketing personnel identify prospects and opportunities and enter the prospects into a prospect/client database, which is consistently maintained and updated. Direct sales representatives utilize the database records to initiate the sales cycle from prospect qualification to close. As a result of this marketing system, the Company prequalifies sales opportunities, and direct sales representatives are able to minimize the time spent on prospect qualification.

  Marketing programs include direct mail campaigns, seminars, conferences and other activities intended to generate and maintain an interest in the Company's services. The sales executive and technical support team define the scope, deliverables, assumptions and execution strategies for a proposed project, develop project estimates, prepare pricing and margin analyses, and finalize sales proposals. Management reviews and approves the proposal, and the sales staff person presents the proposal to the client. Sales personnel remain actively involved in the project through the execution phase. Although the Company maintains a broad and diverse client base, the Company intends to focus its future marketing efforts principally toward prospective clients in the financial services, insurance, manufacturing, retail and utilities industries.

  As IMR pursues expansion in other areas of Europe and southeast Asia to expand its global presence, the Company will consider establishing branch sales offices to pursue business opportunities in those regions, although no assurance can be given that the Company will select these locations for future expansion.

INTELLECTUAL PROPERTY

  The Company's business includes the development of software applications and other deliverables including written specifications and documentation in connection with specific client engagements. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the Company does not retain an interest in such software or deliverables. The Company also develops object-oriented software components and libraries that can be reused in application software development, as well as certain software toolsets and proprietary methodologies. Many of the Company's software components, libraries, toolsets and methodologies are developed in India and used in the U.S., the U.K. and India. Under an agreement between the Company and IMR-India, the Company owns these components, libraries, toolsets and methodologies. Finally, the Company maintains trademarks and service marks to identify its various service offerings. In order to protect its proprietary rights in these various intellectual properties, the Company relies upon a combination of copyright and trade secret laws, nondisclosure and other contractual arrangements, and technical measures. The U.K. and India are members of the Berne Convention, an international treaty. As members of the Berne Convention, the governments of the U.K. and India have agreed to recognize protections on copyrights conferred under the laws of foreign countries, including the laws of the U.S. The Company believes that laws, rules, regulations and treaties in effect in the U.S., the U.K. and India are adequate to protect it from misappropriation or unauthorized use of its copyrights. However, there can be no assurance that such laws will not change and, in particular, that the laws of the U.K. and India will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its Year 2000 proprietary rights or any of its other intellectual property or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its rights. The Company presently holds no patents or registered copyrights. The Company expects that the risk of infringement claims against the Company will increase if more of the Company's competitors are able to successfully obtain patents for software products and processes.

  As the number of competitors providing IT services increases, new and overlapping processes and methodologies used in such services will become more pervasive. Although the Company's intellectual property has never been the subject of an infringement claim and the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future. Assertion of such claims against the Company could result in litigation, and there is no assurance that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial cost to the Company and could divert management's attention from the Company's operations. Any infringement claim or litigation against the Company could therefore have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors--Intellectual Property Rights."

COMPETITION

  The IT services market is highly competitive and is served by numerous national, regional and local firms. The Company's clients generally consist of large corporations principally in the financial services, insurance, manufacturing, retail and utilities industries, and many of the Company's competitors are aggressively pursuing business from those entities. In addition to in-house MIS departments, market participants include systems consulting and integration firms, professional services companies, applications software firms, temporary employment agencies, professional services divisions of large integrated manufacturing and other companies (such as IBM and MCI), facilities management and outsourcing companies and "Big Six" accounting firms and related entities.

  The Company believes that many of its principal competitors have significantly greater financial, technical and marketing resources and generate greater revenues than IMR. The Company competes by offering a successful services delivery model, excellent referral base and continued focus on responsiveness to customer needs, quality of services, competitive prices, project management capabilities and technical expertise. See "Risk Factors--Competition."

HUMAN RESOURCES

  As of June 30, 1997, the Company had approximately 1,005 employees, including approximately 320 persons in its U.S. headquarters and branch offices, approximately 600 in its offshore software development centers in India and approximately 85 persons in its offices in the U.K. Additionally, as of June 30, 1997, the Company had approximately 55 independent contractors performing various services. None of the Company's employees is subject to a collective bargaining arrangement.

  As of June 30, 1997, approximately 180 of the Company's U.S. employees were working under the H-1B, non-immigrant work permitted visa classification, which the Company processed for those employees through the U.S. Immigration and Naturalization Service (the "INS"). The H-1B visa classification enables U.S. employers to hire qualified foreign workers in positions which require an education at least equal to a U.S. Baccalaureate Degree in specialty occupations such as software systems engineering and systems analysis. The H-1B visa usually permits an individual to work and live in the U.S. for a period of up to six years. There is a limit on the number of new H-1B petitions that the INS may approve in any government fiscal year. Historically, this limit generally has not been reached. In years in which this limit is reached, the Company may be unable to obtain H-1B visas necessary to bring critical foreign employees to the U.S. The Company also processes immigrant visas for lawful permanent residency (evidenced by a card commonly referred to as the "Green Card") for employees to fill positions for which there are no able, willing and qualified U.S. workers available to fill the position. Compliance with existing U.S. immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain H-1B employees in the U.S., could require the Company to incur additional unexpected labor costs and expenses. See "Risk Factors--Immigration Issues."

  The Company believes that there is a shortage of, and significant competition for, IT professionals and that its future success will depend in large part upon its ability to attract, train, motivate and retain highly skilled employees with the advanced technical skills necessary to perform the services offered by the Company. The Company has an active recruitment program in the U.S., the U.K. and India and has developed a recruiting system and database that facilitates the rapid identification of skilled candidates. The Company also has adopted a career and education management program working with employees to define their objectives and career plans. Through an intensive orientation and training program, the Company introduces new employees to the TSQM software engineering process and the Company's services. See "Risk Factors--Competitive Market for Technical Personnel" and "-- Immigration Issues."

LEGAL PROCEEDINGS

  The Company is not currently a party to any material legal proceedings.

FACILITIES

  The following table sets forth a description of the Company's principal facilities:

 LOCATION    SQUARE FEET (APPROX.) LEASE EXPIRATION DATE            FUNCTION
-----------  --------------------- --------------------- ------------------------------
Clearwater,     22,500 sq. ft.        July 1998          Corporate headquarters
 Florida
Bangalore,      50,000 sq. ft.        June 2000(1)       IMR-India headquarters;
 India                                                   principal development facility
Chesham,        12,500 sq. ft.        March 25, 2013     IMR-U.K. headquarters
 England

--------
(1) This lease contains an option to extend for an additional five years through May 2005.

  In addition, the Company leases branch offices in Boston, Chicago and Dallas which are used primarily for sales and marketing purposes.

  In March 1997, the Company acquired a building located in Mumbai to develop a new offshore software development center. The building is located in an area designated for certain tax incentives and relaxed regulatory restrictions similar to those applicable to IMR's Bangalore operations. Currently, the Company is in the process of renovating this facility and expects it to be operational by the third quarter of 1997. While under construction, the Company has commenced operations in Mumbai in termporary facilities. No assurance can be given that renovations of the Mumbai facility will be completed on time or that the Indian government will continue to provide tax and other incentives to the software industry or in the area in which this facility is located.

  The Company is currently in the process of negotiating to obtain facilities, personnel and equipment to establish offshore software development centers in Belfast, Northern Ireland and New Delhi, India.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

                NAME                  AGE                 POSITION
                ----                  ---                 --------
Satish K. Sanan(1)...................  49 Chairman of the Board; President and
                                           Chief Executive Officer
John R. Hindman......................  48 Chief Financial Officer
Jeffery S. Slowgrove.................  40 Treasurer; Director
Kasi V. Sridharan....................  43 Executive Vice President
Dilip Patel..........................  39 Vice President--General Counsel;
                                           Secretary
Ashutosh Gupta.......................  41 President and Director, IMR-India
Philip Shipperlee....................  50 Managing Director, IMR-U.K.; Director
Michael J. Dean......................  37 Vice President--Finance; Controller
Charles C. Luthin(1)(2)(3)...........  55 Director
Vincent Addonisio(1)(2)(3)...........  42 Director

--------
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

  Satish K. Sanan co-founded the Company in 1988 and has served as President, Chief Executive Officer and a Director of the Company since its inception. Mr. Sanan also has served as a Director of IMR-U.K. since 1993 and as Chairman of the Board of Directors of IMR-India since 1990. Prior to founding the Company, he was employed by SHL Systemhouse Limited from 1980 to 1988 where he was responsible for planning, directing and controlling the achievement of sales and delivery objectives.

  John R. Hindman has served as Chief Financial Officer since March 1997. From November 1993 to September 1996, Mr. Hindman served as Chief Operating Officer and Chief Financial Officer of Precision Systems, Inc. ("PSI"), a software systems provider to the telecommunications industry. From September 1996 until February 1997, Mr. Hindman served as a financial consultant to PSI. From July 1988 until October 1993, Mr. Hindman served as Chief Financial Officer of Kimmins Environmental, a specialty contracting firm.

  Jeffery S. Slowgrove co-founded the Company in 1988 with Mr. Sanan and has served as Treasurer and a Director of the Company since its inception. Mr. Slowgrove also has served as a Director of IMR-India since 1990.

  Kasi V. Sridharan has served as Executive Vice President of the Company since March 1997. Mr. Sridharan served as Vice President--Finance of the Company from October 1995 until March 1997. Mr. Sridharan also has served as a Director of IMR-U.K. since March 1996 and as a Director of IMR-India since April 1994. He served as Vice President--Finance of IMR-India from April 1992 until October 1995. From November 1988 until March 1992, Mr. Sridharan served as Chief Financial Officer for the Centre for Development of Advanced Computing in Pune, India. Mr. Sridharan is a Chartered Accountant.

  Dilip Patel has served as Vice President--General Counsel and Secretary of the Company since March 1996. From August 1990 until March 1996, Mr. Patel was an attorney in the International Department of the Tampa, Florida law firm Fowler, White, Gillen, Boggs, Villareal & Banker, P.A. From 1983 until 1988 he practiced law as a Solicitor with Cartwright, Cunningham, Haselgrove & Co. in London, England. Mr. Patel is a member of and is Board Certified in Immigration and Nationality Law by the Florida Bar. He is admitted as a Solicitor of the Supreme Court of England and Wales.

  Ashutosh Gupta has served as President of IMR-India since August 1995 and as a Director of IMR-India since January 1996. From January 1988 until August 1995, Mr. Gupta served in various positions for Citicorp Overseas Software Limited, located in Mumbai, India, including Group Head, International Marketing.

  Philip Shipperlee has served as a Director of the Company since August 1996 and has served as the Managing Director of IMR-U.K. since 1994. Mr. Shipperlee served as the Managing Director of Link from June 1980 until its acquisition by the Company.

  Michael J. Dean has served as Vice President--Finance since March 1997. Mr. Dean served as Chief Financial Officer of the Company from July 1996 until March 1997 and as Controller of the Company from July 1994 to June 1996. Prior to joining the Company, Mr. Dean served for ten years as a Manager for Harper, Van Scoik & Company, a Certified Public Accounting firm in Clearwater, Florida. Mr. Dean is a Certified Public Accountant.

  Charles C. Luthin has been a Director of the Company since August 1995. From October 1994 until July 1995, he served as Vice President--Finance of the Company. Since 1995, Mr. Luthin has served as Vice President--Finance for Eckerd Family Youth Alternatives, Inc., a not-for-profit entity located in Clearwater, Florida. From 1993 until 1994, Mr. Luthin served as President of Dow Sherwood Corporation, a corporation that owns and operates restaurants, and he currently serves on that company's board of directors. From 1989 until 1993, Mr. Luthin served as Vice President--Finance and Chief Financial Officer of Trans-marine Management Company, providing financial management and analysis for business interests of George M. Steinbrenner. From 1980 until 1989, Mr. Luthin served in various capacities for Walt Disney World Company, most recently as Vice President, Finance and Planning--Parks, where he was responsible for financial analysis and long-term planning for that company's theme park operations.

  Vincent Addonisio has been a director of the Company since August 1996. Mr. Addonisio has served as President of Parker Communications Network, Inc., a point of sale marketing network company, since January 1997. From July 1993 until November 1996, Mr. Addonisio served as a Director, Executive Vice President, Chief Financial Officer and Treasurer of ABR Information Services, Inc., a benefits administration outsourcing Company. Mr. Addonisio served as Chief Financial Officer of AER Energy Resources, Inc., a battery manufacturing company, from October 1992 until June 1993. From April 1991 until September 1992, Mr. Addonisio served as Vice President and Chief Financial Officer of IQ Software, Inc., a software development company.

  The Board of Directors consists of five directors. The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board is comprised of two Class I directors (Messrs. Sanan and Addonisio), two Class II directors (Messrs. Shipperlee and Luthin) and one Class III director (Mr. Slowgrove). In accordance with Section 6.1 of the Company's First Amended and Restated Articles of Incorporation, at each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The Class I directors were re-elected to the Board of Directors at the Annual Meeting of Shareholders held on May 30, 1997. The terms of the initial Class II directors and Class III directors, and the re-elected Class I directors, will expire upon the election and qualification of successor directors at the annual meeting of shareholders held in 1998, 1999 and 2000, respectively. There are no family relationships between any of the directors or executive officers of the Company. See "Description of Capital Stock--Certain Articles of Incorporation and Bylaw Provisions."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company's Board of Directors has established an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee is comprised of Messrs. Sanan, Luthin and Addonisio. Messrs. Luthin and Addonisio currently comprise the members of the Compensation Committee and Audit Committee of the Board of Directors. The Executive Committee is empowered to exercise all authority of the Board of Directors of the Company, except as limited by the Florida Business Corporation Act. Under Florida law, an Executive Committee may not, among other things, recommend to shareholders actions required to be approved by shareholders, fill vacancies on the Board of Directors, amend the Bylaws or approve the reacquisition or issuance of shares of the Company's capital stock. The Compensation Committee is responsible for reviewing and recommending salaries, bonuses and other compensation for the Company's executive officers. The Compensation Committee also is responsible for administering the Company's stock option plans and for establishing the terms and conditions of all stock options granted under these plans. The Audit Committee is responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring the Company's financial policies and control procedures, and reviewing and monitoring the provisions of nonaudit services by the Company's auditors.

DIRECTOR COMPENSATION

  Compensation of the Company's directors who are not also employees of the Company ("Nonemployee Directors") currently consists of an annual fee of $5,000, plus $1,000 for each meeting of the Board of Directors attended and $500 for each committee meeting attended which is held independently of a board meeting. Each director receives reimbursement of out-of-pocket expenses incurred to attend meetings of the Board of Directors. Nonemployee Directors also are eligible to receive options under the Company's 1996 Directors Stock Option Plan (the "Directors Stock Option Plan"). Directors who are officers or employees of the Company do not receive any additional compensation for their services as directors.

  The terms of the options granted under the Directors Stock Option Plan, including the exercise price, dates and number of shares subject to the options are specified in the Directors Stock Option Plan. The Directors Stock Option Plan provides for the automatic grant of non-qualified stock options to Nonemployee Directors. Each Nonemployee Director receives an option to purchase 15,000 shares of Common Stock on the date of, and at a time immediately following, every other annual meeting of the Company's shareholders ("Bi-Annual Grant"). The next Bi-Annual Grant will be made at the Annual Meeting to be held in 1998. Each Nonemployee Director who is first appointed or elected to the Board at any time other than at an annual meeting of the Company's shareholders at which a Bi-Annual Grant is made, will be granted an option to purchase a number of shares of Common Stock equal to the product of (i) 15,000 multiplied by (ii) a fraction, the numerator of which is the number of days during the period beginning on such date and ending on the date of the next Bi-Annual Grant, and the denominator of which is 730 (the "Interim Grant"). On the consummation of the Company's initial public offering, each of Messrs. Addonisio, Luthin and Shipperlee received an option to purchase 15,000 shares of the Company's Common Stock (the "Initial Grant").

  Bi-Annual Grants and Interim Grants vest 50% on the date the Nonemployee Director completes 12 months of continuous service on the Board of Directors, and 100% on the date the Nonemployee Director completes 24 months of continuous service on the Board of Directors. The Initial Grant vested 50% on the date of the annual meeting of the Company's shareholders held on May 30, 1997, and will vest 100% on the date of the annual meeting of the Company's shareholders occurring in 1998. No option is transferable by the Nonemployee Director other than by will or laws of descent and distribution, or pursuant to a qualified domestic relations order. The exercise price of all options is equal to the fair market value of the shares on the date of grant as defined under the Directors Stock Option Plan, and the term of each option is ten years. The Directors Stock Option Plan will continue in effect for a period of ten years unless sooner terminated by the Board of Directors.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information with respect to the compensation earned for services rendered by the Company's Chief Executive Officer (the "Named Executive Officer") for the years ended December 31, 1996, 1995 and 1994. No other executive officer of the Company received a combined annual salary and bonus exceeding $100,000 as determined at December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                                                         AWARDS
                                                      ------------
                                  ANNUAL COMPENSATION  SECURITIES
                                  -------------------  UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR  SALARY     BONUS     OPTIONS    COMPENSATION(1)
---------------------------  ---- ------------------- ------------ ---------------
Satish K. Sanan..........    1996 $ 316,667 $ 320,018  3,965,010       $59,327(2)
 Chairman of the Board;      1995   253,285   261,241  2,006,310        58,368(3)
 President and Chief Ex-
 ecutive Officer

--------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.
(2) Includes: (i) $58,327 representing premiums paid for life insurance policies with benefits payable to beneficiaries designated by Mr. Sanan; and (ii) a $1,000 contribution on behalf of Mr. Sanan to the Company's 401(k) Plan.
(3) Includes: (i) $57,368 representing premiums paid for life insurance policies with benefits payable to beneficiaries designated by Mr. Sanan; and (ii) a $1,000 contribution on behalf of Mr. Sanan to the Company's 401(k) Plan.

  Mr. Sanan entered into an employment agreement with the Company, effective October 31, 1996, that superseded his former employment agreement. The employment agreement is for a term expiring on the fifth anniversary of the effective date, and is renewable by Mr. Sanan on a year-by-year basis thereafter. The employment agreement may be terminated by the Company only with cause. Cause is defined as including: (i) theft or embezzlement with regard to material property of the Company; or (ii) continued neglect by the employee in fulfilling his duties as Chief Executive Officer of the Company as a result of alcoholism, drug addiction or excessive unauthorized absenteeism, after written notification from the Board of Directors of such neglect and the employee's failure to cure within a reasonable time. Under the employment agreement, Mr. Sanan receives a base salary of $400,000, which is subject to annual increases at the discretion of the Compensation Committee. The employment agreement also provides for an annual incentive bonus equal to 2% of pre-tax net income (determined without regard to the charge resulting from this payment). In addition, on November 14, 1996, Mr. Sanan received a ten-year option to purchase 150,000 shares at an exercise price of $9.33 per share. Such option will vest one year from the date of grant. Mr. Sanan will be eligible to receive additional stock options exercisable at fair market value on the grant date, in such amounts and subject to such vesting provisions as determined by the Compensation Committee. The Company also has agreed to maintain and to pay the premiums for approximately $10.6 million of life insurance policies with benefits payable to beneficiaries designated by Mr. Sanan. The anticipated annual premium will be approximately $100,000 in the first year of the initial term of the employment agreement. Mr. Sanan will receive all standard benefits made available to other executive employees of the Company. In the event that the Company terminates Mr. Sanan's employment without cause, Mr. Sanan will receive a severance payment equal to three times the greater of (i) Mr. Sanan's then current base salary plus the amount of his prior year bonus and the annualized value of any current benefits; or (ii) his compensation as reported for tax purposes for the immediately preceding calendar year. The employment agreement contains a noncompetition covenant for a period of three years following termination of employment by Mr. Sanan for any reason or by the Company for cause.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth information concerning options granted to the Named Executive Officer during the year ended December 31, 1996 and gives effect to the three-for-two stock split:

                                       INDIVIDUAL GRANTS
                         -------------------------------------------------
                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                         NUMBER OF      PERCENT OF                          ANNUAL RATES OF STOCK
                         SECURITIES       TOTAL                            PRICE APPRECIATION FOR
                         UNDERLYING     GRANTED TO  EXERCISE OR                OPTION TERM(2)
                          OPTIONS      EMPLOYEES IN BASE PRICE  EXPIRATION -----------------------
          NAME           GRANTED(1)    FISCAL YEAR   PER SHARE     DATE        5%         10%
          ----           ----------    ------------ ----------- ---------- ---------- ------------
Satish K. Sanan......... 3,965,010(3)      81.9%       $0.33     01/01/06  $  822,879 $  2,085,338
                           150,000(4)       3.1         9.33     11/14/06     880,138    2,230,443

--------
(1) These options were granted with an exercise price equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(2) The potential realizable value is calculated based on the ten-year term of the option at the time of its grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option. The actual realizable value of the options based on the price to public in this Offering substantially exceeds the potential realizable value shown in the table.
(3) The option is a nonqualified stock option and is currently exercisable.
(4) The option is a nonqualified stock option and vests one year from the date of grant.

OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

  The following table sets forth the aggregate dollar value of all options exercised and the total number of unexercised options held, on December 31, 1996, by the Named Executive Officer, giving effect to the three-for-two stock split:

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                    OPTIONS AT                OPTIONS AT
                                 DECEMBER 31, 1996       DECEMBER 31, 1996(1)
                             ------------------------- -------------------------
            NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
            ----             ----------- ------------- ----------- -------------
Satish K. Sanan.............  6,096,825     150,000    $84,385,613   $712,500

--------
(1) The closing price for the Company's Common Stock as reported by the Nasdaq National Market on December 31, 1996 was $14.08. Value is calculated on the basis of the difference between the option exercise price and $14.08, multiplied by the number of shares of Common Stock underlying the option.

EMPLOYEE BENEFIT PLANS

 EMPLOYEE STOCK INCENTIVE PLAN

  The Company's Stock Incentive Plan (the "Stock Option Plan") became effective on July 15, 1996. Prior to the consummation of the Company's initial public offering of its Common Stock in November 1996, the Company had elected to operate under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable provisions of certain state income tax laws. As a result, the net income of the Company for federal and certain state income tax purposes was reported by, and taxed directly to, the Company's then current shareholders. The purpose of the Stock Option Plan is to provide incentives for officers, directors, consultants and key employees to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the Stock Option Plan may be either: (i) options intended to qualify as "incentive stock options" under
Section 422 of the Code; or (ii) non-qualified stock options. The Stock Option Plan also permits the grant of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards. Stock options and stock awards may be granted under the Stock Option Plan for all employees and consultants of the Company, or of any present or future subsidiary or parent of the Company, who are considered "key employees" or "key consultants."

  The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and the extent to which options may be exercisable. The Compensation Committee also has the authority to determine the recipients and the terms of grants of stock appreciation rights and restricted stock awards under the Stock Option Plan. The Compensation Committee is empowered to interpret the Stock Option Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Stock Option Plan. Options granted under the Stock Option Plan generally vest over five years. No option is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

  An incentive stock option that is granted under the Stock Option Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company). Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of the Company's Common Stock on the date of grant. All grants to date have been at fair market value on the date of grant. The policy of the Compensation Committee is that all future grants will be at fair market value on the grant date.

  Each incentive stock option granted under the Stock Option Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined power of all classes of stock of the Company or of a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Compensation Committee.

  The number of shares of the Company's Common Stock reserved for issuance under the Stock Option Plan is 8,168,970 shares. As of June 30, 1997, options to purchase 7,190,451 shares of Common Stock were outstanding under the Stock Option Plan and 631,500 shares of Common Stock had been issued upon exercise of options granted under the Plan.

 EMPLOYEE STOCK PURCHASE PLAN

  The Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") became effective on October 1, 1996. A total of 300,000 shares of the Company's Common Stock have been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan is intended to qualify under Section 423 of the Code. An employee electing to participate in the Stock Purchase Plan must authorize a stated dollar amount or percentage of the employee's regular pay to be deducted by the Company from the employee's pay for the purpose of purchasing shares of Common Stock on a quarterly basis. The price at which employees may purchase Common Stock is 85% of the closing price of the Common Stock on the Nasdaq National Market on the last business day prior to the first day of the quarter or on the last business day of the quarter, whichever is lower. An employee may not sell shares of Common Stock purchased under the Stock Purchase Plan until the first day of the second quarter following the quarter in which the right to purchase such shares was granted. Employees of the Company who have completed six full months of service with the Company and whose customary employment is at least 20 hours per week for more than five months per calendar year are eligible to participate in the Stock Purchase Plan. An employee may not be granted an option under the Stock Purchase Plan if after the granting of the option such employee would be deemed to own 5% or more of the combined voting power of value of all classes of stock of the Company. As of June 30, 1997, 64,239 shares of Common Stock had been issued pursuant to the Stock Purchase Plan. The Stock Purchase Plan is administered by the Vice President--General Counsel of the Company, or any such other persons so designated by the Company's Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. Luthin, a member of the Compensation Committee, served as Vice President-Finance of the Company from October 1994 until July 1995. He was not an officer or employee of the Company, or of any subsidiary of the Company, at any time during 1996. Prior to the appointment of the Compensation Committee by the Company's Board of Directors, compensation of executive officers was determined by Mr. Sanan, President and Chief Executive Officer of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Amended and Restated Articles of Incorporation and Bylaws provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Florida law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies.

  The Company's Restated Bylaws provide that the Company will indemnify its directors and officers to the fullest extent possible under Florida law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company or any of its affiliated enterprises. In addition, the Company has entered into indemnification agreements with each of its directors providing indemnification to the fullest extent permitted by applicable law and also setting forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of the date of this Prospectus and as adjusted to reflect the sale by the Company of the shares offered hereby with respect to: (i) each director of the Company; (ii) the Named Executive Officer; (iii) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (iv) each Selling Shareholder; and (v) all executive officers and directors as a group. Except as otherwise noted, to the Company's knowledge, the persons or entities named in the table have sole voting and investment power with respect to all the shares of Common Stock beneficially owned by the shareholder, subject to community property laws where applicable. See "Risk Factors--Offering to Benefit Principal Selling Shareholder" and "Use of Proceeds."

                           BENEFICIAL OWNERSHIP         NUMBER OF    BENEFICIAL OWNERSHIP
                         PRIOR TO THE OFFERING (1)     SHARES TO BE AFTER THE OFFERING (1)
  NAME AND ADDRESS OF    ------------------------------SOLD IN THE  ----------------------------
  BENEFICIAL OWNER (1)      SHARES        PERCENTAGE     OFFERING     SHARES       PERCENTAGE
  --------------------   --------------- -------------------------- -------------- -------------
Satish K. Sanan (2).....      13,175,212         61.7%  1,350,000       11,825,212        51.7%
Jeffery S. Slowgrove
 (3)....................       1,015,155          6.7     150,000          865,155         5.2
Charles C. Luthin (4)...           7,650            *         --             7,650           *
Philip Shipperlee (5)...         119,862            *         --           119,862           *
Vincent Addonisio(6)....          12,000            *         --            12,000           *
Michael J. Dean (7).....          21,000            *         --            21,000           *
Dilip Patel (8).........           3,000            *         --             3,000           *
Kasi V. Sridharan (9)...           7,500            *         --             7,500           *
All executive officers
 and directors as a
 group (10 persons).....      14,361,379         67.0%  1,500,000       12,861,379        56.1%

--------
 * Less than 1% of the outstanding Common Stock
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 15,263,688 shares of Common Stock outstanding as of June 27, 1997. The street address of each beneficial owner is c/o Information Management Resources, Inc., Suite 500, 26750 U.S. Highway 19 North, Clearwater, Florida 33761.
(2) Includes: (i) 125,505 shares issuable upon the exercise of options, at an exercise price of $0.07 per share, expiring December 31, 2003; (ii) 2,006,310 shares issuable upon the exercise of options, at an exercise price of $0.07 per share, expiring January 1, 2005; and (iii) 3,965,010 shares issuable upon the exercise of options, at an exercise price of $0.33 per share, expiring February 1, 2006. Also includes: (i) 7,002,052 shares held in the A&S Family Limited Partnership (the "Sanan Partnership"), the sole general partner of which is a corporation controlled by Mr. Sanan; and (ii) 76,335 shares held by a charitable foundation with respect to which Mr. Sanan disclaims beneficial ownership. The 1,350,000 shares to be sold in the Offering will be sold by Mr. Sanan and various entities under his control. Assumes no exercise of the Underwriters' over-allotment option. In the event the Underwriters' over-allotment option is exercised in full, Mr. Sanan and various entities under his control will sell an additional 202,500 shares of Common Stock in the Offering.
(3) Includes 5,355 shares issuable upon the exercise of options, at an exercise price of $0.07 per share, expiring December 31, 2003. Also includes 112,500 shares held in various trusts for the benefit of Mr. Slowgrove's child, with respect to which Mr. Slowgrove disclaims beneficial ownership. Assumes no exercise of the Underwriters' over-allotment option. In the event the Underwriters' over-allotment option is exercised in full, Mr. Slowgrove will sell an additional 22,500 shares of Common Stock in the Offering.
(4) Includes: (i) 7,500 shares issuable upon the exercise of options, at an exercise price of $0.07 per share, expiring November 14, 2006.

(5) Includes: (i) 53,781 of restricted shares issued in exchange for his interest in Link Group Holdings, Ltd.; and (ii) 7,500 shares issuable upon the exercise of options, at an exercise price of $0.07 per share, expiring November 14, 2006. Also includes 53,781 of restricted shares acquired by Sheila Shipperlee, Mr. Shipperlee's wife, in exchange for her interest in Link Group Holdings, Ltd. and an additional 3,000 shares held by Mrs. Shipperlee, with respect to which Mr. Shipperlee disclaims beneficial ownership.
(6) Includes 7,500 shares issuable upon the exercise of options, at an exercise price of $0.07 per share, expiring November 14, 2006.
(7) Includes 21,000 shares issuable upon the exercise of options, at an exercise price of $0.70 per share, expiring August 18, 2005.
(8) Includes 3,000 shares issuable upon the exercise of options, at an exercise price of $0.50 per share, expiring March 18, 2006.
(9) Includes 7,500 shares issuable upon the exercise options, at an exercise price of $0.50 per share, expiring January 1, 2006.

                             CERTAIN TRANSACTIONS

IMR-INDIA TRANSACTIONS

  In November 1996, the Company purchased from Satish K. Sanan, the Company's President and Chief Executive Officer, his entire equity interest in IMR-India for approximately $3.1 million in cash. In December 1996, the Company purchased from the India Magnum Fund, N.V. (an unaffiliated entity) its entire equity interest in IMR-India for approximately $5.1 million in cash. As a result of these acquisitions, the Company owns approximately 98.2% of IMR-India's outstanding stock as of the date of this Prospectus with the balance owned by individual investors.

IMR-U.K. AND LINK TRANSACTIONS

  On March 4, 1996, the Company loaned Mr. Sanan the sum of $392,500 (the "Sanan Loan"). The purpose of the Sanan Loan was to provide Mr. Sanan with proceeds to make a loan in the same amount to IMR-U.K. (the "U.K. Loan"). These loans were structured to comply with bank loan covenants. In June 1996, Mr. Sanan assigned to the Company his rights under the U.K. Loan as payment in full of his liabilities under the Sanan Loan. The U.K. Loan is now payable by IMR-U.K. to the Company, and the Sanan Loan is retired. A portion of the proceeds of the U.K. Loan was used by IMR-U.K. to repay a short-term loan of (Pounds)188,000 made by Link. The outstanding principal balance of the U.K. Loan bears interest at 10% per annum and is payable in one installment of $75,000, which was due in August 1996 but has been deferred indefinitely, and four equal installments of $79,375 payable on June 2, 1997, December 1, 1997, June 1, 1998 and December 1, 1998, respectively. Interest is payable quarterly.

  In March 1996, IMR-U.K. issued 19,750 and 25,000 equity shares to the Company and Link, respectively, and an aggregate 5,250 equity shares to the Sanans in satisfaction of certain other unpaid loans owed by IMR-U.K. to them. The Company made a further advance of $300,000 to IMR-U.K. during December 1996.

  Pursuant to an agreement effective January 8, 1997, the Company acquired 100% of the outstanding shares of Link from its two owners, Philip and Sheila Shipperlee. Philip Shipperlee is a member of the Company's Board of Directors. Under the terms of the agreement, at closing the Company paid the Shipperlees $2.1 million in cash and 107,562 shares of the Company's Common Stock. The Company is obligated to pay to the Shipperlees an additional $1.6 million in January 1998.

  Concurrently with the Link acquisition, the Company acquired from Mr. Sanan and his spouse 10.5% of the capital stock of IMR-U.K. for $520,000 in cash. The acquisition was approved by the disinterested members of the Board of Directors. Prior to this acquisition, and prior to the acquisition by the Company of Link, the Company owned 39.5% of IMR-U.K., Link owned 50.0% of IMR-U.K. and Mr. and Mrs. Sanan together owned 10.5% of IMR-U.K. As a result of the acquisition of Link and this acquisition from the Sanans, the Company owns 100% of both Link and IMR-U.K.

  Prior to the Company's acquisition of Link, IMR-U.K. utilized office space pursuant to an oral agreement between IMR-U.K. and Link. The annual rent paid to Link by IMR-U.K. in 1996 was approximately $86,000. Prior to its acquisition, Link provided technical services for IMR-U.K., as well as marketing, recruiting and accounting services. IMR-U.K. paid Link approximately $1.2 million for professional software development services in 1996. IMR-U.K. paid Link approximately $116,000 in 1996 for administrative services. The Company now owns 100% of IMR-U.K. and Link and has integrated the operations of IMR-U.K. and Link.

OPTIONS ISSUED TO MR. SANAN

  On February 1, 1996, the Company granted Mr. Sanan an option to purchase 3,965,010 shares of Common Stock at an exercise price of $0.33 per share. This option was granted following the Company's repurchase of approximately 3,970,410 shares from former shareholders of the Company for a price of $0.33 per share. The option granted to Mr. Sanan has a ten-year term and is currently exercisable. In January 1995, the Company granted Mr. Sanan a ten-year option to acquire 1,337,540 shares of Common Stock at an exercise price of $0.10 per share. This option is currently exercisable. On November 14, 1996, pursuant to Mr. Sanan's employment agreement, the Company granted Mr. Sanan an option to purchase 150,000 shares at an exercise price of $9.33 per share. This option vests one year from the date of grant.

OTHER TRANSACTIONS

  In October 1995, the Company entered into a Sublease Agreement with ABR Information Services, Inc. ("ABR") pursuant to which ABR subleased from the Company 11,000 square feet of office space in the Company's Clearwater, Florida offices through October 31, 1997. This sublease was terminated by mutual agreement of the parties on June 30, 1997. In 1996, ABR paid to the Company approximately $145,000 in rent pursuant to the sublease. Mr. Vincent Addonisio, a director of the Company served as Executive Vice President, Chief Financial Officer, Treasurer and a director of ABR from July 1993 until November 1996.

  During 1996, the Company maintained insurance on the lives of Messrs. Sanan and Slowgrove. The proceeds from the insurance policies on the life of Mr. Sanan will be payable to beneficiaries designated by Mr. Sanan. The annual payment by the Company for insurance policies on the life of Mr. Sanan was approximately $100,000 in 1996. See "Management--Executive Compensation."

  In 1994, Mr. Sanan made two unsecured loans to the Company, one totaling $119,206 and bearing interest at 8% per annum and a second totaling $52,571 and bearing interest at 20% per annum. In January 1996, these loans were consolidated into a single loan in the amount of $171,777, bearing interest at 8% per annum and payable in annual payments of $65,944. The first scheduled payment of $65,944 was made in January 1996, and the balance of this loan, totaling $105,000, was paid in full in September 1996. In 1995, Mr. Sanan made an additional loan of $190,000 which was repaid, together with interest at the rate of 8% per annum, in January 1996.

  Until December 1996, Mr. Sanan personally guaranteed the Company's term loan and line of credit payable to Barnett Bank. Mr. Sanan has personally guaranteed IMR-India's line of credit payable to Canara Bank.

  The Company and the shareholders of the Company immediately prior to the completion of the Company's initial public offering (the "Pre-Offering Shareholders") are parties to an agreement whereby the Pre-Offering Shareholders caused the Company to terminate its S Corporation election in November 1996. The Company has agreed to indemnify the Pre-Offering Shareholders from the amount of any increase in taxable income allocable to them in the event of any audit of the Company's tax returns.

  The Board of Directors of the Company has adopted a resolution whereby all future transactions, including any loans from the Company to its officers, directors, principal shareholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of the disinterested shareholders, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $.10 per share. As of the consummation of this Offering, the Company will have outstanding 16,763,688 shares of Common Stock and will have granted options to purchase 7,235,451 shares of Common Stock under its stock option plans at a weighted average exercise price per share of $0.76 per share (of which options for the purchase of 6,403,167 shares of Common Stock will be exercisable as of, or within 60 days of, June 30, 1997 at a weighted average exercise price of $0.31 per share). No shares of preferred stock have been designated or issued. The following description of the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Amended and Restated Articles of Incorporation and the Restated Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of the Company's shareholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of Common Stock are entitled to share ratably in such dividends, if any, as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. In the event of a dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company in connection with this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Amended and Restated Articles of Incorporation authorize the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. No shares of preferred stock are issued or outstanding and the Company has no present plans to issue any shares of preferred stock. See "Risk Factors--Certain Anti-Takeover Provisions."

CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

  The Amended and Restated Articles of Incorporation provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors (if one is so appointed), the President of the Company, the Board of Directors or by the holders of not less than 50% of all votes entitled to be cast on a matter. The Amended and Restated Articles of Incorporation provide for a classified Board of Directors and permit removal of directors only for cause upon the affirmative vote of holders of at least 66 2/3% of the shares of capital stock of the Company entitled to vote at a meeting or special meeting. See "Management--Executive Officers and Directors."

  The Company's Amended and Restated Articles of Incorporation and Restated Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders meetings. Notice of shareholder proposals and directors nominations must be given timely in writing to the Secretary of the Company before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to shareholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the director(s) are to be elected; however, if less than 70 days notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting is mailed to shareholders or public disclosure of the date of such meeting is made.

  Notice to the Company from a shareholder who intends to present a proposal or to nominate a person for election as a director at a shareholders' meeting must contain certain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer at the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the Amended and Restated Articles of Incorporation and Restated Bylaws, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the Amended and Restated Articles of Incorporation and Restated Bylaws does not restrict a shareholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Exchange Act.

  The Amended and Restated Articles of Incorporation provide that directors may be removed only for cause and only by the affirmative vote, at any annual or special meeting of the shareholders, of not less than 66 2/3% of the total number of votes of then outstanding shares of capital stock of the Company that are entitled to vote generally in the election of directors, voting together as a single class, but only if notice of such proposed removal was contained in the notice of such meeting. "For cause" means: (i) misconduct as a director of the Company or any subsidiary of the Company which involves dishonesty with respect to a material corporate activity or material corporate assets; or (ii) conviction of an offense punishable by one or more years of imprisonment (other than minor regulatory infractions and traffic violations which do not materially and adversely effect the Company). The Board of Directors has the power to increase or decrease the authorized number of directors, with or without shareholder approval. Newly created directorships resulting from any increase in the number of directors or any vacancy of the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors then in office or, if not filled by the directors, by the shareholders. In discharging the duties of their respective positions and in determining what is believed to be in the best interest of the Company, the Board of Directors, and individual directors, in addition to considering the effects of any action on the Company or its shareholders, may, to the extent permitted by applicable Florida law, consider the interests of the employees, customers, suppliers and creditors of the Company and its subsidiaries, the communities in which offices or other establishments of the Company and its subsidiaries are located, and all other factors such directors may consider pertinent; provided, however, that this provision of the Company's Amended and Restated Articles of Incorporation grants discretionary authority solely to the directors and no constituency shall be deemed to have been given any right to consideration thereby.

  The preceding provisions of the Amended and Restated Articles of Incorporation and any related provisions of the Restated Bylaw may be changed only upon the affirmative vote of holders of at least a 66 2/3% of the outstanding shares of Common Stock.

  The provisions of the Amended and Restated Articles of Incorporation and the Restated Bylaws summarized in the preceding five paragraphs and the provisions of Florida's Business Corporation Act (the "FBCA") described under "--Certain Provisions of Florida Law," contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the Common Stock at a premium, as well as have an adverse effect on the market price of the Common Stock.

CERTAIN PROVISIONS OF FLORIDA LAW

  The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of the those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

  The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

LISTING

  The Common Stock is traded on the Nasdaq National Market under the trading symbol "IMRS."

TRANSFER AGENT AND REGISTRAR

  The transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of this Offering, the Company will have outstanding 16,763,688 shares of Common Stock and will have granted options for the purchase of 7,235,451 shares of Common Stock pursuant to its stock option plans at a weighted average exercise price of $0.76 per share. Of the 7,190,451 options outstanding under the Stock Option Plan: (i) options to purchase 6,246,825 shares of Common Stock are held by Satish K. Sanan, the Company's President, Chief Executive Officer and principal shareholder, of which 6,096,825 are currently exercisable (at a weighted average exercise price of $0.24 per share); and (ii) options to purchase 306,342 shares of Common Stock (at a weighted average exercise price of $1.66 per share) are held by other officers and employees of the Company and are exercisable as of, or within 60 days of, June 30, 1997. Of the 16,763,688 shares outstanding upon completion of this Offering, the 3,000,000 shares sold in this Offering, the 6,037,500 shares offered and sold pursuant to the Company's initial public offering of Common Stock completed in November 1996, and an aggregate of 1,097,324 shares of Common Stock issued upon the exercise of vested stock options and resold in reliance on Rules 144 and 701 under the Securities Act and an effective registration statement on Form S-8 filed by the Company, will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining 6,628,864 outstanding shares of Common Stock may be sold in the public market only if registered or pursuant to an exemption from registration such as Rule 144 or 144(k) promulgated under the Securities Act. The holders of all remaining 6,628,864 shares and the holders of 270,645 freely tradable shares (and holders of options for the purchase of 6,281,070 shares of Common Stock which are exercisable as of, or within 60 days of, June 30, 1997) have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any shares of Common Stock (other than certain gifts) until 90 days after the date of this Prospectus without prior written consent of Montgomery Securities. See "Underwriting." Montgomery Securities in its sole discretion and without notice may earlier release for sale in the public market all or any portion of the shares subject to any lock-up agreement.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for a least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:
(i) 1% of the number of shares of Common Stock then outstanding (approximately 167,637 shares immediately after this Offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who has not been an affiliate of the Company during the prior 90 days, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted, "Rule 144(k) shares" may therefore be sold immediately upon the completion of this Offering. Under Rule 701 under the Securities Act, persons who purchased shares upon exercise of options granted prior to the Company's initial public offering are entitled to sell such shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144.

  After the expiration of the 90-day lock-up period, 6,511,852 shares, which have been held for more than one year, will be eligible for sale in the public market subject to compliance with Rule 144. The Company is unable to estimate accurately the number of "restricted" shares that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the seller and other factors. See "Risk Factors-- Shares Eligible for Future Sale."

  The Company has filed a Registration Statement on Form S-8 under the Securities Act which registers: (i) 8,120,115 shares of Common Stock reserved for issuance under the Stock Option Plan of which 582,645 shares have been issued as of the date of this Prospectus; (ii) the 225,000 shares reserved under the Directors Stock Option Plan, of which options for the purchase of 45,000 shares have been granted at an exercise price of $9.33 per share; and
(iii) the 300,000 shares reserved under the Stock Purchase Plan of which 64,239 shares have been issued as of the date of this Prospectus. See "Management--Employee Benefit Plans."

  The Common Stock has been traded on the Nasdaq National Market since November 8, 1996. Nevertheless, sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of shares of the Company's Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the aggregate number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                      NUMBER OF
           UNDERWRITERS                                                SHARES
           ------------                                               ---------
   Montgomery Securities.............................................
   Alex. Brown & Sons Incorporated...................................
   Furman Selz LLC...................................................
   Raymond James & Associates, Inc. .................................
                                                                      ---------
     Total........................................................... 3,000,000
                                                                      =========

  The Underwriters have advised the Company and the Selling Shareholders that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow selected dealers a concession of not more than $   per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $   per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Shareholders have granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 450,000 additional shares of Common Stock in the aggregate to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  The Company, the Selling Shareholders, the officers and directors of the Company and certain other shareholders who, immediately following the Offering (assuming no exercise of the over-allotment option), collectively will beneficially own approximately 6,899,509 shares of outstanding Common Stock (and options for the purchase of 6,258,570 additional shares which will be exercisable as of, or within 60 days of, June 30, 1997), have agreed that for a period of 90 days after the date of this Prospectus they will not, without the prior written consent of Montgomery Securities, directly or indirectly, offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options, warrants to acquire shares or securities convertible into or exchangeable for equity securities, except for gifts of shares pursuant to which the transferee agrees to the lock-up. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus it will not, without the consent of Montgomery Securities, directly or indirectly, issue, offer for sale, sell, solicit an offer to sell, contract or grant an option to purchase, pledge, transfer or otherwise dispose of any shares of Common Stock, options, warrants to acquire shares or securities convertible into or exchangeable for equity securities, except for shares of Common Stock offered hereby, shares issued and options granted pursuant to the

Stock Option Plan, the Directors Stock Option Plan or the Stock Purchase Plan, and shares issued pursuant to any acquisition, provided that such shares may not be resold within such 90-day period. See "Management--Employee Benefit Plans" and "Shares Eligible for Future Sale."

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. The Underwriters make no representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, the Underwriters make no representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The public offering price of the Common Stock will be determined by negotiations among the Underwriters, the Selling Shareholders and the Company, and will be based largely upon the market price for the Common Stock as reported on the Nasdaq National Market. See "Risk Factors--Possible Volatility of Stock Price."

  The Common Stock is traded on the Nasdaq National Market under the symbol "IMRS."

                                 LEGAL MATTERS

  The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Attorneys with Morris, Manning & Martin, L.L.P. own 18,511 shares of the Company's Common Stock. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California. Nishith Desai, International Legal & Tax Counsellors, Mumbai, India, will provide certain legal opinions with respect to matters of Indian law.

                                    EXPERTS

  The Consolidated Financial Statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing. Coopers & Lybrand L.L.P. will rely on the report of Arthur Andersen & Associates, Mumbai, India, independent public accountants with respect to their audit of IMR-India as of December 31, 1995 and for the years ended December 31, 1994 and 1995, and in reliance upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commissions Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "IMRS," and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Report of Independent Public Accountants................................. F-3
Consolidated Balance Sheets as of December 31, 1995 and 1996, and March
 31, 1997 (Unaudited).................................................... F-4
Consolidated Statements of Income for the Years Ended December 31, 1994,
 1995 and 1996 and for the Three Months Ended March 31, 1996 and 1997
 (Unaudited)............................................................. F-5
Consolidated Statement of Changes in Shareholders' Equity for the Years
 Ended December 31, 1994, 1995 and 1996 and for the Three Months Ended
 March 31, 1997 (Unaudited).............................................. F-6
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1994, 1995 and 1996 and for the Three Months Ended March 31, 1996 and
 1997 (Unaudited)........................................................ F-7
Notes to Consolidated Financial Statements............................... F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Information Management Resources, Inc.

  We have audited the accompanying consolidated balance sheets of Information Management Resources, Inc. and subsidiary (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Information Management Resources (India) Limited, a consolidated subsidiary as of December 31, 1995 and for the years ended December 31, 1995 and 1994, constituting approximately 31% of consolidated assets as of December 31, 1995 and approximately 81% and 86% of consolidated cost of revenues for the years ended December 31, 1995 and 1994, respectively (see Note 2). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Information Management Resources (India) Limited, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Information Management Resources, Inc. and subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand, L.L.P.

Tampa, Florida
March 7, 1997, except as to certain information in Note 22, for which the date is June 19, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Information Management Resources (India) Limited

  We have audited the accompanying balance sheet of Information Management Resources (India) Limited (a company incorporated in India) as of December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Information Management Resources (India) Limited as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1995 and December 31, 1994 in conformity with generally accepted accounting principles in the United States of America.

                                          Arthur Andersen & Associates

Bombay, India
September 6, 1996

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                DECEMBER 31,
                                           -----------------------   MARCH 31,
                                              1995        1996         1997
                                           ----------  -----------  -----------
                                                                    (UNAUDITED)
                 ASSETS
Current assets:
 Cash and cash equivalents...............  $1,620,968  $24,081,743  $12,816,503
 Marketable securities...................         --     5,643,535   11,750,043
 Accounts receivable.....................   2,905,920    5,669,626    8,216,282
 Unbilled work in process................     708,094    1,073,965    3,199,256
 Accounts receivable, affiliates.........         --       646,220          --
 Notes receivable, affiliate.............         --       533,750          --
 Other current assets....................     468,940      890,341    1,438,894
                                           ----------  -----------  -----------
  Total current assets...................   5,703,922   38,539,180   37,420,978
Property and equipment, net of
 accumulated depreciation................   1,699,084    3,702,918    6,962,269
Capitalized software costs, net of
 accumulated amortization................     548,691      719,978      744,405
Note receivable, affiliate...............         --       158,750          --
Deposits and other assets................     263,382      437,716      513,938
Goodwill, net of accumulated
 amortization............................     451,370    5,394,569   10,347,648
                                           ----------  -----------  -----------
  Total assets...........................  $8,666,449  $48,953,111  $55,989,238
                                           ==========  ===========  ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Revolving credit loans..................  $  655,466  $       --   $ 1,071,319
 Accounts payable........................     490,317    1,364,043    1,653,895
 Accrued expenses........................   1,484,443    2,878,049    4,622,871
 Income tax payable......................         --       476,750      935,192
 Deferred income taxes...................         --       257,832      250,000
 Current portion of long-term debt.......     326,640          --       232,680
 Current maturities of capital lease
  obligations............................     132,642       55,444       91,507
 Current portion of notes payable--
  shareholders...........................     242,457      813,754          --
 Deferred revenue........................      17,270    1,964,576    2,624,980
                                           ----------  -----------  -----------
  Total current liabilities..............   3,349,235    7,810,448   11,482,444
Long-term debt...........................   1,077,077          --       698,039
Notes payable--shareholder...............     107,054          --           --
Capital lease obligations................      54,514          --           --
Deferred income taxes....................      46,684      634,396      384,423
Other liabilities........................      82,507       84,879       88,808
                                           ----------  -----------  -----------
  Total liabilities......................   4,717,071    8,529,723   12,653,714
                                           ----------  -----------  -----------
Minority interest........................   1,241,266       67,107       73,638
                                           ----------  -----------  -----------
Commitments and contingencies (Notes 13,
 15 and 22)
 Preferred stock, $.10 par value,
  10,000,000 shares authorized, no shares
  issued and outstanding.................         --           --           --
 Common stock, $.10 par value per share,
  40,000,000 shares authorized,
  13,583,940 and 14,473,635 shares issued
  and outstanding at December 31, 1995
  and 1996, and 14,630,598 issued and
  outstanding at March 31, 1997..........   1,358,394    1,447,364    1,463,060
 Additional paid-in capital..............     714,450   38,359,212   39,824,007
 Retained earnings.......................     705,956      669,034    2,100,775
 Cumulative foreign currency translation
  adjustment.............................     (61,938)    (119,329)    (125,956)
                                           ----------  -----------  -----------
Shareholders' equity:
                                            2,716,862   40,356,281   43,261,886
Less treasury stock at cost, 7,500 shares
 at December 31, 1995....................      (8,750)         --           --
                                           ----------  -----------  -----------
  Total shareholders' equity.............   2,708,112   40,356,281   43,261,886
                                           ----------  -----------  -----------
  Total liabilities and shareholders'
   equity................................  $8,666,449  $48,953,111  $55,989,238
                                           ==========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   THREE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,                 MARCH 31,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                 (UNAUDITED)  (UNAUDITED)
Revenues................  $14,101,653  $22,700,170  $27,948,076  $ 6,089,685  $14,347,229
Cost of revenues........    8,662,244   13,471,069   15,657,862    3,489,373    8,041,965
                          -----------  -----------  -----------  -----------  -----------
  Gross profit..........    5,439,409    9,229,101   12,290,214    2,600,312    6,305,264
Selling, general and
 administrative
 expenses...............    4,491,199    5,661,759    7,506,948    1,576,007    3,920,701
Goodwill amortization...      119,282       58,936       99,615       14,688      271,401
                          -----------  -----------  -----------  -----------  -----------
                            4,610,481    5,720,695    7,606,563    1,590,695    4,192,102
                          -----------  -----------  -----------  -----------  -----------
  Income from
   operations...........      828,928    3,508,406    4,683,651    1,009,617    2,113,162
Other income (expense):
 Interest expense.......     (472,606)    (348,652)    (300,526)     (63,297)     (66,872)
 Interest income and
  other.................    1,097,015      472,609      253,048        1,163      244,316
 Income (loss) in equity
  investment............     (125,842)    (110,038)      83,131      (16,014)         --
                          -----------  -----------  -----------  -----------  -----------
Total other income
 (expense)..............      498,567       13,919       35,653      (78,148)     177,444
                          -----------  -----------  -----------  -----------  -----------
Income before provision
 for income taxes and
 minority interest......    1,327,495    3,522,325    4,719,304      931,469    2,290,606
Provision for income
 taxes..................      450,504      292,747    1,401,244       75,386      852,167
                          -----------  -----------  -----------  -----------  -----------
  Income before minority
   interest.............      876,991    3,229,578    3,318,060      856,083    1,438,439
Minority interest in net
 income.................      (62,587)    (711,993)    (730,373)    (153,731)      (6,698)
                          -----------  -----------  -----------  -----------  -----------
  Net income............  $   814,404  $ 2,517,585  $ 2,587,687  $   702,352  $ 1,431,741
                          ===========  ===========  ===========  ===========  ===========
Pro forma adjustments
 (See Note 2):
Historical net income...               $ 2,517,585  $ 2,587,687  $   702,352  $ 1,431,741
Pro forma adjustment to
 income tax expense.....                  (905,114)     (42,756)    (279,525)         --
                                       -----------  -----------  -----------  -----------
Pro forma net income....               $ 1,612,471  $ 2,544,931  $   422,827  $ 1,431,741
                                       ===========  ===========  ===========  ===========
Pro forma net income per
 share..................               $      0.08  $      0.14  $      0.03  $      0.07
                                       ===========  ===========  ===========  ===========
Weighted average common
 and common stock
 equivalent shares
 outstanding............                20,554,491   17,580,677   16,762,623   21,943,968
                                       ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                               CUMULATIVE
                                                                 FOREIGN     RETAINED
                              COMMON STOCK        ADDITIONAL    CURRENCY     EARNINGS
                          ----------------------    PAID-IN    TRANSLATION (ACCUMULATED   TREASURY
                            SHARES      AMOUNT      CAPITAL    ADJUSTMENT    DEFICIT)      STOCK        TOTAL
                          ----------  ----------  -----------  ----------- ------------  ----------  -----------
Balance, January 1,
 1994...................   9,055,960  $  905,596  $ 1,167,248   $  (5,642) $(2,626,033)  $      --   $  (558,831)
Effect of stock dividend
 (see Note 22) .........   4,527,980     452,798      452,798         --           --           --           --
Translation
 adjustments............         --          --           --        8,723          --           --         8,723
Net income..............         --          --           --          --       814,404          --       814,404
                          ----------  ----------  -----------   ---------  -----------   ----------  -----------
Balance, December 31,
 1994...................  13,583,940   1,358,394      714,450       3,081   (1,811,629)         --       264,296
Repurchase of common
 stock..................         --          --           --          --           --        (8,750)      (8,750)
Translation
 adjustments............         --          --           --      (65,019)         --           --       (65,019)
Net income..............         --          --           --          --     2,517,585          --     2,517,585
                          ----------  ----------  -----------   ---------  -----------   ----------  -----------
Balance, December 31,
 1995...................  13,583,940   1,358,394      714,450     (61,938)     705,956       (8,750)   2,708,112
Issuance of common stock
 for options exercised..     204,255      20,426       (6,809)        --           --           --        13,617
Repurchase of common
 stock..................         --          --           --          --           --    (1,489,272)  (1,489,272)
Retirement of treasury
 stock..................  (4,133,310)   (413,331)  (1,029,471)        --       (55,220)   1,498,022          --
Dividends paid..........         --          --           --          --    (1,623,303)         --    (1,623,303)
Termination of S
 Corporation tax
 status.................         --          --       946,086         --      (946,086)         --           --
Common stock issued in
 connection with initial
 public offering........   4,818,750     481,875   40,235,169         --           --           --    40,717,044
Acquisition of majority
 shareholder's interest
 in subsidiary..........         --          --    (2,500,213)        --           --           --    (2,500,213)
Translation
 adjustments............         --          --           --      (57,391)         --           --       (57,391)
Net income..............         --          --           --          --     2,587,687          --     2,587,687
                          ----------  ----------  -----------   ---------  -----------   ----------  -----------
Balance, December 31,
 1996...................  14,473,635   1,447,364   38,359,212    (119,329)     669,034          --    40,356,281
Acquisition of
 subsidiary
 (unaudited)............     107,562      10,756    1,629,565         --           --           --     1,640,321
Acquisition of majority
 shareholder's interest
 in subsidiary
 (unaudited)............         --          --      (551,745)        --           --           --      (551,745)
Common stock issued in
 connection with
 Employee Stock Purchase
 Plan (unaudited).......      49,401       4,940      386,975         --           --           --       391,915
Translation adjustments
 (unaudited)............         --          --           --       (6,627)         --           --        (6,627)
Net income (unaudited)..         --          --           --          --     1,431,741          --     1,431,741
                          ----------  ----------  -----------   ---------  -----------   ----------  -----------
Balance, March 31,
 1997...................  14,630,598  $1,463,060  $39,824,007   $(125,956) $ 2,100,775   $      --   $43,261,886
                          ==========  ==========  ===========   =========  ===========   ==========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   THREE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,                 MARCH 31,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  ----------  ------------
                                                                       (UNAUDITED)
Cash flows from
 operating activities
 Net income.............  $   814,404  $ 2,517,585  $ 2,587,687  $  702,264  $  1,431,741
 Adjustments to
  reconcile net income
  to cash provided by
  (used in) operating
  activities:
 Depreciation and
  amortization..........      545,696      491,085      777,751     170,121       610,956
 Gain on sale of
  property and
  equipment.............      (76,473)    (520,672)         --          --            --
 Gain on sale of
  subsidiary............   (1,013,503)         --           --          --            --
 Unrealized exchange
  losses................        4,938       62,862        8,790         --            --
 (Gain) loss in equity
  investment............      125,842      110,038      (83,131)     16,014           --
 Minority interest in
  net income............       62,587      711,993      730,373     153,731         6,698
 Changes in operating
  assets and
  liabilities:
  Accounts receivable
   and unbilled work-in-
   process..............     (568,910)  (1,638,061)  (3,129,577)   (226,323)   (1,324,440)
  Accounts receivable--
   affiliate............          --           --      (646,220)     (2,823)          --
  Other current assets..     (160,708)     (69,167)    (573,324)     37,483       177,409
  Deposits and other
   assets...............      (65,528)     (14,042)     (91,203)   (107,325)      (76,222)
  Accounts payable......      604,019     (716,594)     873,726      22,189      (477,152)
  Accrued expenses......     (848,277)     282,439    1,393,606    (491,152)     (956,067)
  Income tax payable....          --           --       476,750         --        388,813
  Deferred income
   taxes................       64,849       39,395      865,407      14,690      (257,805)
  Deferred revenue......     (281,204)    (243,544)   1,947,306     200,459       281,581
  Other liabilities.....       45,629       14,821       14,979      (1,905)       12,331
                          -----------  -----------  -----------  ----------  ------------
 Total adjustments......   (1,561,043)  (1,489,447)   2,565,233    (214,841)   (1,613,898)
                          -----------  -----------  -----------  ----------  ------------
  Net cash provided by
   (used in) operating
   activities...........     (746,639)   1,028,138    5,152,920     487,423      (182,157)
                          -----------  -----------  -----------  ----------  ------------
Cash flows from
 investing activities:
 Acquisition of interest
  in consolidated
  subsidiary............          --           --    (9,967,942)        --     (2,703,870)
 Investment in
  marketable
  securities............          --           --    (5,511,475)        --     (6,106,508)
 Proceeds from sale of
  investment in
  subsidiary............    1,883,012        2,500          --          --            --
 Proceeds from sale of
  property and
  equipment.............      284,004    1,388,478          --          --            --
 Additions to
  capitalized software
  costs.................     (385,603)    (170,088)    (302,014)    (94,465)     (150,000)
 Additions to property
  and equipment.........     (312,282)    (710,217)  (2,604,738)    (89,024)   (2,724,752)
 Increase in equity
  investment and loans
  to affiliate..........     (159,402)      (7,746)    (692,500)   (392,500)          --
                          -----------  -----------  -----------  ----------  ------------
  Net cash provided by
   (used in) investing
   activities...........    1,309,729      502,927  (19,078,669)   (575,989)  (11,685,130)
                          -----------  -----------  -----------  ----------  ------------
Cash flows from
 financing activities:
 Net (repayments)
  borrowings from
  revolving credit
  line..................     (138,421)     230,227     (655,466)    397,989       136,248
 Proceeds from long-term
  debt..................      574,586          --       900,000         --        930,719
 Payments on long-term
  debt..................     (440,292)  (1,024,881)  (1,777,150)   (243,750)          --
 Proceeds from notes
  payable--shareholder..       20,555      207,605          --          --            --
 Payments on notes
  payable--shareholder..          --       (50,426)    (349,511)   (240,042)     (822,156)
 Proceeds from capital
  lease obligation......       15,107          --           --          --            --
 Payments on capital
  lease obligations.....     (180,327)    (157,954)    (131,712)    (48,658)      (28,350)
 Proceeds from issuance
  of common stock.......          --           --    41,840,367         --        391,915
 Payment of costs in
  connection with
  issuance of common
  stock.................          --           --    (1,109,706)        --            --
 Purchase of treasury
  stock at cost.........          --        (8,750)  (1,489,272)    (50,000)          --
 Payment of dividends...          --           --      (822,156)        --            --
                          -----------  -----------  -----------  ----------  ------------
  Net cash provided by
   (used in) financing
   activities...........     (148,792)    (804,179)  36,405,394    (184,461)      608,376
                          -----------  -----------  -----------  ----------  ------------
Effect of exchange rate
 changes................         (272)    (118,815)     (18,870)     31,747        (6,329)
                          -----------  -----------  -----------  ----------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............      414,026      608,071   22,460,775    (241,280)  (11,265,240)
Cash and cash
 equivalents at
 beginning of year......      598,871    1,012,897    1,620,968   1,620,968    24,081,743
                          -----------  -----------  -----------  ----------  ------------
Cash and cash equivalent
 at end of year.........  $ 1,012,897  $ 1,620,968  $24,081,743  $1,379,688  $ 12,816,503
                          ===========  ===========  ===========  ==========  ============
Supplemental disclosure
 of cash flow
 information:
 Cash paid during the
  year for interest.....  $   438,100  $   377,100  $   300,526
                          ===========  ===========  ===========
 Cash paid during the
  year for income
  taxes.................  $    32,200  $   229,500  $   132,421
                          ===========  ===========  ===========
Supplemental schedule of
 noncash investing and
 financing activities:
 Note payable--
  shareholders issued in
  lieu of dividend......  $       --   $       --   $   801,147
                          ===========  ===========  ===========
 Capital lease
  obligations incurred
  for property and
  equipment.............  $    26,383  $       --   $       --
                          ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

  Information Management Resources, Inc. and subsidiaries ("IMR" or the "Company") provides transitional software outsourcing solutions to the information technology departments of large businesses. The Company's services are provided to a variety of industries and customers located primarily in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of Information Management Resources, Inc. and its wholly owned subsidiary and its effectively controlled foreign subsidiary. Subsequent to December 31, 1996, the Company acquired additional entities. (See Note 22). All significant intercompany balances and transactions have been eliminated.

  Effective September 1993, IMR acquired a 69.3% interest in IMR-India. IMR-India was incorporated in India in June 1990. Throughout 1994, IMR had a controlling financial interest in IMR-India. During December 1994, IMR sold a portion of its ownership in IMR-India thereby reducing its investment from 69.3% to 34.2%. The sale resulted in net cash proceeds of approximately $1,883,000 and resulted in a net gain of approximately $1,014,000, which is included in other income for the year ended December 31, 1994. During 1996, IMR purchased an additional 45.6% (260,000 shares) of IMR-India's outstanding common shares for approximately $6.9 million in cash in two separate transactions. These acquisitions are accounted for as purchases pursuant to the provisions of APB Opinion No. 16, "Business Combinations" and resulting goodwill is being amortized over a 10-year period. In addition, during November 1996, IMR acquired an additional 18.4% (104,800 shares) of IMR-India from the Company's majority shareholder for approximately $3.1 million in cash. The acquisition from IMR's majority shareholder is accounted for as a reduction of equity (See Note 21).

  IMR accounts for its investment in IMR-India utilizing the consolidation method for all periods presented, because effective control had been maintained through the continued direct financial interest in IMR-India held by IMR's majority shareholder. IMR-India's financial statements are prepared in conformity with U.S. generally accepted accounting principles.

  As a result of the acquisitions noted above, IMR owns 98.2% of the outstanding common shares of IMR-India.

  Interim Financial Information--The unaudited interim financial statements as of March 31, 1997 and 1996 and for each of the three months then ended include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

  Cash and Cash Equivalents--The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. The Company maintains its investments at high quality financial institutions.

  Marketable Securities--The Company's short-term investments are classified as available-for-sale as defined by Statement of Financial Accounting Standard
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments consist of United States and municipal government securities at December 31, 1996 and are stated at estimated fair value based upon market quotes.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  Revenue Recognition--Fixed-price contract revenue is recognized using the percentage of completion method of accounting, under which the sales value of performance, including earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. Any anticipated losses upon contract completion would be accrued currently.

  Unbilled work-in-progress represents revenues on contracts to be billed in subsequent periods in accordance with the terms of the contract. Deferred revenue represents amounts billed in excess of revenue earned. Service revenue from time-and-materials services is recognized as the services are provided. Software product sales are recorded as the products are shipped to the customers.

  Goodwill--Goodwill originated from the acquisition of IMR-India, Link Group Holdings, Ltd. and Information Management Resources (U.K.) Ltd., and is being amortized utilizing the straight-line basis over a 10-year period. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flow in relation to the assets to which this goodwill applies.

  Research and Development Costs--Research and development costs represent costs incurred for new product development and are included in selling, general and administrative expenses in the financial statements as incurred.

  Software Product Inventory--Software products represent third-party purchases of software held for resale and are stated at the lower of cost or market; cost being determined on the first-in, first-out (FIFO) method. Software products are included in other current assets.

  Property and Equipment--Property and equipment, including property under capital lease agreements, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method and is charged to income over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

  Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. Cost and accumulated depreciation on assets retired or disposed of are removed from the accounts and any gain and losses resulting therefrom are credited or charged to operations.

  Capitalized Software Costs--Capitalized software costs are recorded at cost less accumulated amortization. Production costs for computer software that is to be utilized as an integral part of a product or process is capitalized when both (a) technological feasibility is established for the software and (b) all research and development activities for the other components of the product or process have been completed.

  Amortization is charged to income based upon a revenue formula over the shorter of the remaining estimated economic life of the product or estimated lifetime revenue of the product.

  Income Taxes--Prior to November 1996, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code whereby taxable income is generally reported by the shareholders on their individual income tax returns. In connection with the initial public offering (See Note
16), the S Corporation election was terminated on November 11, 1996 and subsequently the Company became subject to U.S. federal and state income taxes as a C Corporation. The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years differences between the

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided against the future benefit of deferred tax assets if it is determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will not be realized. (See
Note 14.)

  Pro Forma Net Income--To properly reflect the Company's pro forma net income, the provision for income taxes has been adjusted as if the Company had been a taxable entity subject to federal and state income taxes at the marginal rates applicable to such periods. In addition, the pro forma adjustment to income tax expense for the year ended December 31, 1996 excludes the $1,075,000 one-time income tax expense resulting from the termination of the S Corporation status.

  Foreign Currency Translation--The financial statements of the foreign subsidiaries utilize a functional currency which is other than the U.S. dollar and are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at exchange rates in effect on the reporting date. Income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are not included in determining net income but are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are reported in net income but were not material to any period presented.

  Computation of Net Income per Share--Net income per common and common equivalent shares for the three months ended March 31, 1997 and 1996 (Unaudited) and the years ended December 31, 1996 and 1995, have been computed using the weighted average number of common and common equivalent shares outstanding using the treasury stock method, as adjusted for the common stock split described in Note 16, is summarized as follows:

                            YEARS ENDED DECEMBER 31,  THREE MONTHS ENDED MARCH 31,
                            ------------------------- ------------------------------
                                1995         1996          1996            1997
                            ------------ ------------ --------------  --------------
                                                       (UNAUDITED)     (UNAUDITED)
   Weighted average common
    stock outstanding......   13,576,440   10,305,283      9,606,030      14,621,037
   Weighted average common
    stock equivalents......    6,978,051    7,275,394      7,156,593        7,322,931
                            ------------ ------------ --------------  --------------
   Shares used in net
    income share
    calculation............   20,554,491   17,580,677     16,762,623      21,943,968
                            ============ ============ ==============  ==============

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements--In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" which is effective for periods ending after December 15, 1997. This statement establishes standards for computing and presenting earnings per share data. Management is currently assessing the impact of SFAS No. 128 on the Company's presentation of earnings per share data in future periods.

  Reclassification--Certain prior year financial statement balances have been reclassified to conform to the 1997 presentations.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

3. MARKETABLE SECURITIES

  The Company currently invests in only high quality, short-term investments which it classifies as available-for-sale. As such there were no significant differences between amortized cost and estimated fair value at December 31, 1996. Additionally, because investments are short-term and are generally allowed to mature, realized gains and losses have been minimal through December 31, 1996.

  The following table presents the estimated fair value of marketable securities by category:

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
      Municipal debt securities....................................  $5,511,475
      Interest income receivable...................................     132,060
                                                                     ----------
                                                                     $5,643,535
                                                                     ==========

  The maturity of the above marketable securities at December 31, 1996, is between one and three years.

4. ACCOUNTS RECEIVABLE

  The major classifications of accounts receivable at December 31, 1995 and 1996 were as follows:

                                                            1995       1996
                                                         ---------- ----------
      Accounts receivable, trade........................ $2,320,252 $4,997,144
      Unbilled accounts receivable-time-and-materials
       contracts........................................    585,668    672,482
                                                         ---------- ----------
                                                         $2,905,920 $5,669,626
                                                         ========== ==========

5. COSTS AND ESTIMATED EARNINGS ON COMPLETED AND UNCOMPLETED CONTRACTS

                                                      1995          1996
                                                   -----------  ------------
      Costs incurred on completed and uncompleted
       contracts.................................. $ 4,369,463  $  6,692,453
      Estimated earnings..........................   1,443,266     3,380,593
                                                   -----------  ------------
                                                     5,812,729    10,073,046
      Less billings to date.......................  (5,121,905)  (10,963,657)
                                                   -----------  ------------
                                                   $   690,824  $   (890,611)
                                                   ===========  ============

  The following is included in the accompanying balance sheets:

                                                          1995       1996
                                                        --------  -----------
      Unbilled work in process-fixed-price contracts... $708,094  $ 1,073,965
      Deferred revenue-fixed price contracts...........  (17,270)  (1,964,576)
                                                        --------  -----------
                                                        $690,824  $  (890,611)
                                                        ========  ===========

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

6. OTHER CURRENT ASSETS

  Other current assets at December 31, 1995 and 1996 consisted of the following:

                                                                1995     1996
                                                              -------- --------
      Employee advances...................................... $141,044 $ 73,548
      Software product inventory.............................   84,094   40,992
      Prepaid expenses.......................................  234,857  701,027
      Other receivable.......................................      --    52,987
      Advances to affiliates.................................      --    21,787
      Deferred income taxes..................................    8,945      --
                                                              -------- --------
                                                              $468,940 $890,341
                                                              ======== ========

7. PROPERTY AND EQUIPMENT

  The major classifications of property and equipment at December 31, 1995 and 1996 were as follows:

                                           ESTIMATED
                                          USEFUL LIFE
                                            (YEARS)      1995         1996
                                          ----------- -----------  -----------
   Building and improvements............     10-40    $   159,164  $   348,118
   Computer equipment...................       5-6      1,104,225    2,175,260
   Computer software....................      5-10        615,163    1,497,076
   Office furniture and equipment.......      5-12        555,418      954,645
   Equipment under capital leases.......         5        503,171      485,603
   Construction in progress.............                    1,276        4,692
                                                      -----------  -----------
                                                        2,938,417    5,465,394
   Less accumulated depreciation and am-
    ortization..........................               (1,239,333)  (1,762,476)
                                                      -----------  -----------
                                                      $ 1,699,084  $ 3,702,918
                                                      ===========  ===========

  The equipment under capital lease is pledged as collateral for the related lease obligations.

  Depreciation and amortization expense related to property and equipment was approximately $426,000, $425,000 and $547,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Accumulated amortization on equipment under capital leases was approximately $313,000 and $403,000 at December 31, 1995 and 1996, respectively.

8. CAPITALIZED SOFTWARE COSTS

  Capitalized software costs at December 31, 1995 and 1996 were as follows:

                                                               1995      1996
                                                             --------  --------
      Capitalized software costs............................ $555,691  $857,705
      Accumulated amortization..............................   (7,000) (137,727)
                                                             --------  --------
                                                             $548,691  $719,978
                                                             ========  ========

  Amortization expense related to capitalized software costs was approximately $7,000 in 1995 and $131,000 in 1996. No adjustments were made during 1996, 1995, or 1994 to write down capitalized software costs to net realizable value.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

9. GOODWILL

  Goodwill at December 31, 1995 and 1996 was as follows:

                                                            1995        1996
                                                          ---------  ----------
      Goodwill........................................... $ 588,745  $5,631,559
      Accumulated amortization...........................  (137,375)   (236,990)
                                                          ---------  ----------
                                                          $ 451,370  $5,394,569
                                                          =========  ==========

  Amortization expense related to goodwill was approximately $120,000, $60,000 and $100,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

10. ACCRUED EXPENSES

  Accrued expenses at December 31, 1995 and 1996 consisted of the following:

                                                             1995       1996
                                                          ---------- ----------
      Accrued payroll and incentives..................... $  556,515 $  882,664
      Accrued payroll taxes..............................    368,974    423,056
      Employee Stock Purchase Plan.......................        --     393,665
      Accrued vacations..................................    306,433    234,640
      Initial public offering costs......................        --     125,000
      Software costs.....................................        --     245,000
      Due to affiliate...................................     27,027        --
      Other..............................................    225,494    574,024
                                                          ---------- ----------
                                                          $1,484,443 $2,878,049
                                                          ========== ==========

11. REVOLVING CREDIT LOANS

  IMR-India maintains an export sales accounts receivable discounting facility. Up to February 1996, loans under this facility could be denominated in Indian rupees or U.S. dollars. Thereafter the loans are denominated in Indian rupees. Principal payments on amounts borrowed are due within 90 days of their respective borrowings. Interest is payable at a rate set by the Reserve Bank of India (currently 13%). At December 31, 1995 and 1996, $655,000 and approximately $0, respectively, was due under this facility. The maximum amount available under this facility at December 31, 1996 was approximately $832,000. The facility is collateralized by IMR-India's total export accounts receivable, property and equipment, and is guaranteed by the Company's majority shareholder.

  Provisions of the above credit agreement contain certain financial covenants, the most restrictive of which are the maintenance of certain financial ratios.

  IMR-U.K. maintains an accounts receivable discounting facility. Principal payments on accounts borrowed are due within ninety days of the borrowing. Interest is payable at the rate of 2% over Midland Bank's prime rate (6.5% at March 31, 1997). In addition IMR-U.K. is charged an administrative fee on all accounts receivable discounted. The maximum amount available under this facility is based upon a computation of accounts receivable as defined. At March 31, 1997 approximately $945,000 was due under this facility. The facility is collateralized by accounts receivable and expires July 31, 1997.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

12. NOTES PAYABLE-SHAREHOLDER

  Notes payable-shareholder at December 31, 1995 and 1996 are summarized as follows:

                                                             1995       1996
                                                           ---------  ---------
      8% unsecured notes payable, due on demand..........  $     --   $ 801,147
      8% unsecured notes payable with principal and in-
       terest payable January 1996 through January 1998..    361,777        --
      Accrued interest on above notes....................     17,604     12,607
                                                           ---------  ---------
        Total notes payable-shareholder..................    379,381    813,754
      Less: Advances to shareholder......................    (29,870)       --
        Current portion of notes payable-shareholder.....   (242,457)  (813,754)
                                                           ---------  ---------
        Notes payable, shareholder, net of current por-
         tion............................................  $ 107,054  $     --
                                                           =========  =========

  Interest expense on notes payable-shareholder for the years ended December 31, 1994, 1995 and 1996 was approximately $21,000, $18,000 and $19,000, respectively.

13. LONG-TERM DEBT

  Long-term debt at December 31, 1995 and 1996 and March 31, 1997 is summarized as follows:

                                                                    MARCH 31,
                                                      1995    1996    1997
                                                   ---------- ---- -----------
                                                                   (UNAUDITED)
   Term note payable with interest payable
    monthly at the financial institution's base
    rate plus 1.25% per annum, principal payable
    in monthly installments of $16,250 commencing
    August 1996, collateralized by the Company's
    accounts receivable and equipment, assignment
    of certain assets owned by the majority
    majority shareholder and guaranteed by the
    Company's majority shareholder...............  $  877,157 $--   $    --
   U.S. dollar denominated term loan with
    interest payable semiannually at a rate of
    LIBOR plus 3% per annum principal repayable
    in eight equal semiannual installments of
    $162,500 commencing September 1997                    --   --    930,719
   7% per annum uncollateralized convertible note
    payable to a minority shareholder of IMR-
    India, interest payable semiannually,
    principal payable in semi- annual
    installments of $131,640 commencing September
    1996 (under circumstances as defined in the
    agreement)...................................     526,560  --        --
                                                   ---------- ----  --------
                                                    1,403,717  --    930,719
   Less current portion..........................     326,640  --    232,680
                                                   ---------- ----  --------
                                                   $1,077,077 $--   $698,039
                                                   ========== ====  ========

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  A provision of the 7% uncollateralized convertible note payable required IMR-India common stock to achieve a certain value, as defined in the agreement, by June 30, 1996. In the event such shares of common stock did not achieve this value, the note would be repayable, or the lender had the option to convert the outstanding loan balance into 70,000 shares of IMR-India common stock by September 30, 1996. In June 1996, the value of IMR-India shares of common stock was achieved under an agreement for the purchase of the stock of the lender/minority shareholder. Upon completion of the purchase during August 1996, IMR-India's obligation to repay the note and the lender's option to convert this outstanding loan balance into 70,000 shares of IMR-India common stock were canceled, and this note was converted into additional paid-in capital of IMR-India.

  In August 1996, IMR-India obtained approval of a U.S. dollar denominated term loan of $1,300,000 from a financial institution to finance the expansion of its facility in Bangalore, India. The loan will be repayable in eight equal semiannual installments of $162,500 commencing September 1997. Interest on the loan is payable semiannually at the rate of LIBOR plus 3% per annum. The loan is collateralized by a first lien on IMR-India's property and equipment and a guarantee by the Company's majority shareholder. At December 31, 1996, no amount had been drawn on this loan.

  IMR maintains a line of credit which was refinanced during May 1996 to a balance equal to 80% of the outstanding accounts receivable balance (as defined) of IMR at a rate of LIBOR plus 1.8% (7.4% at December 31, 1996). At December 31, 1996, no amount was outstanding on the line of credit. The line of credit is collateralized by the Company's accounts receivable, property and equipment, and investment in subsidiaries.

  Provisions of the line of credit and certain notes payable contain certain financial covenants, the most restrictive of which is the maintenance of certain financial ratios. At December 31, 1996, the Company was in compliance with these covenants.

  SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions. IMR's adjustable rate loans reprice frequently at current market rates. The rates of the Company's fixed obligations (also see
Note 12) approximate those rates of the adjustable loans. Therefore, the fair value of these loans has been estimated to be approximately equal to their carrying value.

  The fair value of IMR-India's time deposits and short-term borrowings are considered to approximate their carrying amounts because the interest rates on these instruments are regulated by the Reserve Bank of India, the Indian central bank, and are varied periodically to reflect market conditions. The fair value of IMR-India's uncollateralized convertible note payable at December 31, 1995 cannot be practicably determined due to certain unique features including a clause (subsequently invoked) that provided for its cancellation.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

14. INCOME TAXES

  The provision for income taxes is as follows:

                                                    1994     1995      1996
                                                  -------- -------- ----------
     Current:
      Federal.................................... $    --  $    --  $  412,508
      State and local............................      --       --      66,000
      Foreign....................................  385,699  250,598     67,656
                                                  -------- -------- ----------
        Total current provision for income tax-
         es......................................  385,699  250,598    546,164
     Deferred:
      Federal....................................      --       --     735,000
      State and local............................      --       --     118,000
      Foreign....................................   64,805   42,149      2,080
                                                  -------- -------- ----------
        Total deferred provision for income tax-
         es......................................   64,805   42,149    855,080
                                                  -------- -------- ----------
        Total provision for income taxes......... $450,504 $292,747 $1,401,244
                                                  ======== ======== ==========

  Upon termination of the S Corporation election, as described in Note 2, current and deferred income taxes reflecting the tax effects of temporary differences between the Company's financial statement and the tax bases of certain assets and liabilities became liabilities of the Company. Accordingly, the above provision for income taxes includes a $1,075,000 nonrecurring expense resulting from the termination of the S Corporation election. In accordance with applicable sections of the Internal Revenue Code (IRC), the Company will defer the payment of 75% of the nonrecurring charge over the next three years.

  The components of the net deferred tax asset (liability) are as follows:

                                                             1995      1996
                                                           --------  ---------
      Deferred tax assets:
       Accrued expenses................................... $  8,945  $  10,918
      Deferred tax liabilities:
       Property and equipment.............................  (46,684)   (96,896)
       Cash to accrual conversion.........................      --    (806,250)
                                                           --------  ---------
        Total deferred tax liabilities....................  (46,684)  (903,146)
                                                           --------  ---------
                                                           $(37,739) $(892,228)
                                                           ========  =========

  Balance sheet classification of net deferred tax asset (liability) is summarized as follows:

                                                             1995      1996
                                                           --------  ---------
      Deferred tax asset-current.......................... $  8,945  $     --
      Deferred tax liability-current......................      --    (257,832)
      Deferred tax liability-noncurrent...................  (46,684)  (634,396)
                                                           --------  ---------
                                                           $(37,739) $(892,228)
                                                           ========  =========

  In addition, the Company has a deferred tax asset of $640,000 related to IMR-India's net operating loss carryforward for U.S. income tax purposes for that portion of income earned onsite in the U.S. These net operating losses expire through 2008. The Company has recorded a valuation allowance with regard to the future tax benefits related to these net operating losses, due to the uncertainty of their ultimate realization.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  Under the Indian Income Tax Act of 1961 (the "Act"), a substantial portion of IMR-India's income is exempt from Indian income tax as profits attributable to export operations or pursuant to a tax holiday expiring in 1998. Under the Act, there are certain alternative minimum tax provisions which impose tax on net profits at a rate of approximately 13%. Management has received an opinion of legal counsel that these provisions are not currently applicable due to the tax holiday. Accordingly, the effective tax rate imposed on IMR-India's income is substantially less than the current statutory rate of 43%.

  IMR has not recorded deferred income taxes applicable to undistributed earnings of IMR-India. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income tax has been provided thereon. The unremitted earnings, net of foreign tax credits, are immaterial.

  The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 34% to the income (loss) before income taxes and minority interest.

                                                1994        1995        1996
                                              ---------  ----------  ----------
   Statutory tax provision..................  $ 451,000  $1,198,000  $1,604,000
   State taxes, net of federal benefit......        --          --       34,000
   S Corporation not subject to U.S. federal
    income taxes............................   (449,000)   (779,000)   (989,000)
   Foreign withholding tax on gain incurred
    by S Corporation........................    365,000         --          --
   Difference between federal and foreign
    tax rates on permanently reinvested
    income of foreign subsidiary............    (13,000)   (175,000)   (365,000)
   (Income) loss in foreign equity
    investment..............................     43,000      37,000     (22,000)
   Termination of S Corporation status......        --          --    1,075,000
   Other, net...............................     54,000      12,000      64,000
                                              ---------  ----------  ----------
     Total provision for income taxes.......  $ 451,000  $  293,000  $1,401,000
                                              =========  ==========  ==========

15. LEASES

  The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 1996 are as follows:

      Total minimum payments........................................... $63,330
      Less amount representing interest................................   7,886
                                                                        -------
      Present value of minimum payments................................  55,444
      Less current portion.............................................  55,444
                                                                        -------
      Long-term lease obligation....................................... $   --
                                                                        =======

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  The Company leases office facilities and certain residential premises for foreign employees under noncancelable operating lease agreements. Rental expense under these leases was approximately $406,000, $517,000 and $604,000 during 1994, 1995 and 1996, respectively. Future minimum lease payments as of December 31, 1996 for leases with noncancelable terms in excess of the one year are approximately as follows:

      1997.......................................................... $  638,000
      1998..........................................................    392,000
      1999..........................................................    145,000
      2000..........................................................    139,000
      2001..........................................................    146,000
      Thereafter....................................................    661,000
                                                                     ----------
        Total minimum payments...................................... $2,121,000
                                                                     ==========

  During November 1995, IMR entered into a noncancelable lease agreement to sublease a portion of its office facilities. Rental income under this lease was approximately $5,000 in 1995 and $145,000 during 1996. Future minimum lease receipts as of December 31, 1996 are approximately $140,000 for 1997.

16. SHAREHOLDER'S EQUITY, STOCK OPTION AND STOCK PURCHASE PLANS

  On September 12, 1996, the Company filed Amended and Restated Articles of Incorporation which (i) effected a reclassification of each share of its voting and nonvoting common stock into 10 shares of common stock, par value $.10 per share, (ii) increased the Company's authorization of common stock to 40,000,000 shares; and (iii) created and authorized 10,000,000 shares of preferred stock, par value $.10 per share, under terms that allow the Board of Directors to designate one or more classes of preferred stock and to designate the rights, privileges, preferences and limitations of each such class. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this reclassification (also see Note 22).

  On November 11, 1996, in connection with the termination of IMR's S Corporation election (see Note 2) IMR's remaining retained earnings were classified to additional paid-in capital.

  During 1996, the Company completed an initial public offering and received $40.7 million in cash (net of offering expenses of $1.1 million) in exchange for the issuance of 3,212,500 shares of common stock. The Company's common stock commenced trading on the Nasdaq National Market on November 8, 1996.

  Employee Stock Option Plan--IMR has granted non-qualified stock options to certain employees with vesting periods of up to five years. The number of shares of common stock authorized for issuance under this plan is 8,168,970. These options give the employee the right to purchase common stock at an exercise price at least equal to the fair value of the stock at the date of the option's grant. For all options granted the term during which employees may exercise the option was initially 10 years. On July 15, 1996 management finalized the term for all options granted through that date to 10 years starting July 15, 1996. All options granted subsequent to July 15, 1996 expire 10 years from their grant date. In the case of the options granted at the time of the Company's initial public offering in November of 1996, the exercise price is equal to $14 per share, the initial public offering price.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  Outside Directors Stock Option Plan--In September 1996, the Company established the Outside Directors Stock Option Plan, whereby outside directors may be granted non-qualified options to purchase common stock. The number of shares of common stock authorized for issuance under this plan is 225,000. The exercise price of the stock option may not be less than the fair market value of the common stock on the date of the grant. Each outside director is granted an option grant of 10,000 shares each biannual period which they serve on the Board which expire 10 years from the grant date. Beginning with the grant date, these options vest 50% at the end of the first year and 100% at the end of the second year. As of December 31, 1996, 180,000 options are available for future grants and 45,000 options are outstanding of which none are exercisable.

  Stock Option Disclosures--The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized in connection with the issuance of these options. Had compensation cost for the Company's stock options plan been determined based on the fair value at the grant dates for the awards under the plan consistent with the method of SFAS Statement 123, the Company's net income and earnings per share for the years ended December 31, 1996 and 1995 would have been reduced to the adjusted amounts indicated below:

                                                             1995       1996
                                                          ---------- ----------
      Pro forma net income:
       As reported....................................... $1,612,471 $2,544,931
       As adjusted (unaudited)........................... $1,564,632 $2,088,873
      Pro forma earnings per share:
       As reported....................................... $     0.08 $     0.14
       As adjusted (unaudited)........................... $     0.08 $     0.12

  The estimated per share fair value of options granted during 1995, 1996, and the three months ended March 31, 1997 was $0.07, $.98 and $8.01, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1995 and 1996, respectively: no dividend yield for each year presented; risk-free interest rates of 5.9% and 7.9%; expected lives of the options prior to exercise of 9.9 and 11.3 years. Because the Company was not publicly held when the majority of the grants were made, volatility of the stock price was omitted from the pricing model as permitted by SFAS 123.

  A summary of the status of the Company's stock option plan as of December 31, 1994, 1995, 1996, and March 31, 1997, and changes during the periods ending on those dates is presented below:

                                 1994                1995                 1996                 1997
                          ------------------- -------------------- -------------------- -------------------
                                                                                            (UNAUDITED)
                                    WEIGHTED-            WEIGHTED-            WEIGHTED-           WEIGHTED-
                                     AVERAGE              AVERAGE              AVERAGE             AVERAGE
                                    EXERCISE             EXERCISE             EXERCISE            EXERCISE
FIXED OPTIONS              SHARES     PRICE    SHARES      PRICE    SHARES      PRICE    SHARES     PRICE
-------------             --------- --------- ---------  --------- ---------  --------- --------- ---------
Outstanding at beginning
 of year................  1,231,140   $0.07   1,563,375    $0.07   3,308,175    $0.07   7,755,105   $0.64
Granted.................    332,235   $0.07   2,088,810    $0.07   4,843,500    $0.98      78,000   $8.01
Exercised...............        --    $ --          --     $0.07    (204,255)   $0.07         --    $
Cancelled...............        --    $ --     (344,010)   $0.07    (192,315)   $0.07         --    $
                          ---------           ---------            ---------            ---------
Outstanding at end of
 year...................  1,563,375           3,308,175            7,755,105            7,833,105
                          =========           =========            =========            =========
Options exercisable at
 year-end...............    642,195           2,711,505            6,827,115            6,887,115

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  The following table summarizes certain information about stock options at March 31, 1997 (unaudited):

               OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
   --------------------------------------------------------------------------
     NUMBER      WEIGHTED-AVERAGE                   NUMBER
   OUTSTANDING      REMAINING                     EXERCISABLE
   AT 3/31/97    CONTRACTUAL LIFE EXERCISE PRICES AT 3/31/97  EXERCISE PRICES
   -----------   ---------------- --------------- ----------- ---------------
    2,911,605        9.3 years        $ 0.07       2,799,105      $ 0.07
    4,205,010        9.3 years        $ 0.33       4,065,510      $ 0.33
      428,490        9.3 years        $ 3.38             --       $ 3.38
       15,000        9.6 years        $ 6.67             --       $ 6.67
      195,000        9.6 years        $ 9.33          22,500      $ 9.33
        2,250        9.8 years        $13.33             --       $13.33
       72,000       10.0 years        $ 7.59             --       $ 7.59
        3,750       10.0 years        $12.83             --       $12.83
   ---------                                       ---------
    7,833,105                                      6,887,115
   =========                                       =========

  As of December 31, 1996, options to purchase 413,865 shares of Common Stock were available for future grants. Between the date of the initial public offering and December 31, 1996, no options were granted.

  Employee Stock Purchase Plan--The Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") became effective on October 1, 1996. A total of 300,000 shares of the Company's Common Stock have been reserved for issuance under the Stock Purchase Plan. An employee electing to participate in the Stock Purchase Plan must authorize a stated dollar amount or percentage of the employee's regular pay to be deducted by the Company from the employee's pay for the purpose of purchasing shares of Common Stock on a quarterly basis. The price at which employees may purchase Common Stock is 85% of the closing price of the Common Stock on the Nasdaq National Market on the first day of the quarter or the last day of the quarter, whichever is lower.

  The initial sales occurred subsequent to December 31, 1996.

  IMR-India Stock Option Plan--IMR-India has adopted a separate Employee Share Option Policy which provides for grants of options to employees to purchase common shares of IMR-India. The maximum number of options that may be granted under the policy was 51,900 common shares. Under the policy, options granted to an employee will vest upon completion of five years of continuous employment with IMR-India or its affiliates. Vested options are valid for exercise during the employees' employment with IMR-India or its affiliates and for a period of six months thereafter. Options not exercised within six months of cessation of employment expire.

  A summary of the status of IMR-India's stock option plan is as follows:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                            SHARES     PRICE
                                                            ------  -----------
      Balance, January 1, 1994............................. 13,000
      Granted..............................................  4,000     $0.00
                                                            ------
      Balance December 31, 1994............................ 17,000
      Granted..............................................  8,500     $0.28
                                                            ------
      Balance, December 31, 1995........................... 25,500
      Canceled............................................. (5,000)    $0.00
                                                            ------
      Balance, December 31, 1996........................... 20,500  $0.00-$0.28
                                                            ======
      Balance, March 31, 1997 (unaudited).................. 20,500
                                                            ======

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  At December 31, 1995 and 1996, vested options were 1,000 and 1,000, respectively. There were no options exercisable at December 31, 1994, 1995 and 1996.

  Compensation expense has been recognized on the difference between fair value at the date of the grant and the exercise price pursuant to APB Opinion No. 25. Compensation expense is recognized over the life of the options. Compensation expense under this plan for the years ended December 31, 1994, 1995 and 1996 approximated $46,000, $24,000 and $2,000, respectively. Under IMR-India's policy, options to be granted subsequent to September 6, 1996 are to be granted at an exercise price equal to the fair market value of the common shares of IMR-India at the time of the grant.

17. EMPLOYEE BENEFIT PLANS

  IMR implemented a 401(k) defined contribution pension plan (the "Plan") effective January 1, 1992, for employees meeting certain service requirements. IMR will match 50% of employees' contributions, up to 4% of their pay, limited to a maximum contribution of $1,000 per employee. Additional contributions may be made at the discretion of management. Contributions made to the Plan by IMR totaled approximately $11,000, $19,000 and $20,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

  IMR-India maintains certain employee benefit plans that cover substantially all employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute 10 percent of base compensation, which is matched by a 10 percent contribution by IMR-India. Contributions made to the plan by IMR-India totaled approximately $32,000, $32,000 and $79,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

  The gratuity plan is a statutory postemployment benefit plan providing defined lump sum benefits based on years of service and final average compensation. IMR-India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation. The contributions are based on actuarial valuations made by the insurance corporation as of March 31 each year. Contributions made to this plan by IMR-India were less than $15,000 for each of the years ended December 31, 1994, 1995 and 1996.

18. RELATED PARTIES

  IMR-India provides software development services to IMR-U.K. at market rates. During the years ended December 31, 1994, 1995, and 1996, the Company recognized revenue from IMR-U.K. of approximately $-0-, $109,000 and $877,000, respectively. At December 31, 1995 and 1996, IMR-U.K. owed IMR-India $60,000 and $646,000, respectively for these services.

  At December 31, 1996, the Company had two notes receivable from IMR-U.K. totaling $692,500, which resulted from cash advances. These notes bear interest at 10% and 8% which is payable quarterly. Principal is payable in installments through 1998. During 1996, the Company recognized approximately $35,000 of interest income on these notes.

19. CONCENTRATIONS OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains its cash and cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  Concentrations of credit risk with respect to accounts receivable is limited due to the dispersion of the Company's customer base across different industries and geographies. The Company's two largest customers accounted for approximately 34%, 40% and 40% of revenue for the years ended December 31, 1994, 1995 and 1996, respectively, and 33% and 30% of accounts receivable as of December 31, 1995 and 1996, respectively. No other customer accounted for 10% of revenues for the above periods.

20. INTEREST INCOME AND OTHER

  Interest income and other for the years ended December 31, 1994, 1995 and 1996 is summarized as follows:

                                                      1994      1995     1996
                                                   ---------- -------- --------
   Gain on disposition of property and equipment
    in connection with relocation of IMR-India
    operations, net of relocation costs of
    $102,058 in 1995.............................. $   71,209 $427,907 $    --
   Gain on disposition of IMR-India stock.........  1,013,503      --       --
   Investment and other income....................     12,303   44,702  253,048
                                                   ---------- -------- --------
                                                   $1,097,015 $472,609 $253,048
                                                   ========== ======== ========

21. ACQUISITION OF IMR-INDIA

  As described in Note 2, the Company acquired an additional 64.0% of IMR-India during 1996 which was accounted for as a purchase. The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the acquisition had occurred on January 1, 1995:

                                                           1995        1996
                                                        ----------- -----------
      Revenue.......................................... $22,700,170 $27,948,076
                                                        =========== ===========
      Pro forma net income............................. $ 1,800,631 $ 2,747,613
                                                        =========== ===========
      Pro forma net income per share................... $      0.13 $      0.23
                                                        =========== ===========

  These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as reduction in minority interest in net income and additional amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1995, or of future results of operations of the consolidated entities.

22. EVENTS SUBSEQUENT TO DECEMBER 31, 1996 (UNAUDITED)

  Link Group Holdings, Limited and Information Management Resources (U.K.), Limited--On February 10, 1997 (effective January 8, 1997), the Company acquired 100% of the outstanding stock of Link Group Holdings Limited ("Link"), a United Kingdom limited liability company. Link provides transitional software outsourcing solutions to the information technology departments of large businesses located in the U.K. In exchange for Link's common stock, Link's shareholders received $2.1 million in cash and 107,562 shares of the Company's common stock. In addition, $1.6 million in cash is payable to Link's shareholders one year from closing. The Link acquisition has been accounted for as a purchase pursuant to the provisions of APB Opinion No.
16. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the net assets acquired will be amortized over a period not to exceed ten years.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  Coincident with the above acquisition, the Company also acquired 10.5% of IMR-U.K. from the Company's majority shareholder and his spouse for $520,000 in cash. The purchase price was determined through negotiations between the Company and the shareholder and his spouse. The excess of the $520,000 purchase price over the net assets acquired has been charged as a reduction in equity.

  Prior to the above acquisitions, the Company owned 39.5% of IMR-U.K. (see
Note 2) and Link owned 50% of IMR-U.K. After the above acquisitions, the Company effectively owns 100% of both Link and IMR-U.K.

  Movitone Electronics Limited--In March 1997, the Company acquired 100% of the outstanding stock of Movitone Electronics Limited (an Indian limited liability company) for approximately $1.7 million in cash. Movitone Electronics Limited has no significant ongoing activities and its only significant asset is a building located in India's Santacruz Electronics Export Processing Zone. The acquisition has been recorded as a purchase pursuant to the provisions of APB Opinion No. 16. The entire purchase price has been allocated to the building as it approximated its fair value.

  On June 19, 1997, the Company declared a 3-for-2 stock split in the form of a stock dividend payable on July 10, 1997 to shareholders of record on June 26, 1997. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this dividend.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company, the Selling Shareholders or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it re-lates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                                ---------------

                               TABLE OF CONTENTS

                                ---------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Price Range of Common Stock..............................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  27
Management...............................................................  39
Principal and Selling Shareholders.......................................  46
Certain Transactions.....................................................  48
Description of Capital Stock.............................................  50
Shares Eligible for Future Sale..........................................  53
Underwriting.............................................................  55
Legal Matters............................................................  56
Experts..................................................................  57
Additional Information...................................................  57
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               3,000,000 SHARES

         [LOGO OF INFORMATION MANAGEMENT RESOURCES, INC. APPEARS HERE]

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                             Montgomery Securities

                              Alex. Brown & Sons
                                 incorporated

                                  Furman Selz

                       Raymond James & Associates, Inc.

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee................... $ 30,799
National Association of Securities Dealers, Inc. fee..................   10,663
Nasdaq National Market listing fee....................................   17,500
Accountants' fees and expenses........................................  100,000
Legal fees and expenses...............................................  150,000
Transfer Agent's fees and expenses....................................   20,000
Printing and engraving expenses.......................................   75,000
Miscellaneous.........................................................  196,038
                                                                       --------
Total estimated expenses.............................................. $600,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The FBCA provides that, in general, a business Company may indemnify any person who is or was a party to any proceeding (other than action by, or in the right of, the Company) by reason of the fact that he or she is or was a director or officer of the Company, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the Company, the FBCA provides that, in general, a Company may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the Company against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the Company is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, circumstances under which the director has voted for or assented to a distribution made in violation of the FBCA or the Company's Articles of Incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article IX of the Company's Restated Bylaws provides that the Company shall indemnify any director or officer or any former director or officer to the fullest extent permitted by law.

  Section 11 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the Registrant has issued the securities set forth below which were not registered under the Securities Act.

  1. In June 1996, the Registrant issued 385,650 shares of Common Stock for an aggregate purchase price of $3,000 pursuant to the exercise of an option to acquire such shares. The Registrant repurchased the 377,550 shares immediately following the issuance thereof.

  2. In July 1996, the Company issued an aggregate of 1,129,320 shares of Common Stock for an aggregate purchase price of $8,785 pursuant to the exercise of options to acquire such shares. The Registrant repurchased the 112,932 shares immediately following the issuance thereof.

  3. In September 1996, the Company issued 9,606,300 shares of its Common Stock in connection with the completion of a stock reclassification whereby each outstanding share of voting common stock and nonvoting common stock was reclassified into ten shares of Common Stock.

  4. During the past three years, the Company has issued options to acquire an aggregate 7,197,105 shares of Common Stock at exercise prices which represented the fair market value per share on the date of grant and which ranged from $0.07 to $3.37 per share.

  5. In February 1997, the Company issued 107,562 shares of its Common Stock to Mr. and Mrs. Philip Shipperlee in connection with the acquisition of Link.

  The sale and issuance of shares listed above were exempt from registration under the Securities Act by virtue of Sections 3(a), 3(b) and 4(2) of the Securities Act and in reliance on Rule 701 and Regulations D and S promulgated thereunder.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
  1.1    Form of Underwriting Agreement.
  3.1*   Amended and Restated Articles of Incorporation of the Registrant.
  3.2*   Restated Bylaws of the Registrant.
  4.1*   See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
         Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of Common Stock of the Registrant.
  4.2*   Specimen Stock Certificate.
  5.1    Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
         Registrant, as to the legality of the shares being registered.
 10.1*   Memorandum and Articles of Association of IMR-India.
 10.2*   Articles of Association of IMR-U.K.
 10.3*   Joint Venture Agreement dated October 17, 1994 among the Registrant,
         Satish K. Sanan, Anne Sanan and The Link Group; as amended pursuant to
         Amendment to Joint Venture Agreement dated December 11, 1995 and
         Second Amendment to Joint Venture Agreement dated February 29, 1996.
 10.4*   Master Services Agreement dated April 1, 1996 between the Registrant and IMR-India.
 10.5*   Master Services Agreement dated April 1, 1996 between IMR-U.K. and
         IMR-India.
 10.6*   Share Purchase Agreement dated July 22, 1996 between the Registrant and Second India.
 10.7*   Share Purchase Agreement dated July 4, 1996 between the Registrant and
         Satish K. Sanan.
 10.8*   Share Purchase Agreement dated September 12, 1996 between the
         Registrant and India Magnum.
 10.9*   Master Services Agreement for Information Technology Professional and
         related schedules between the Registrant and Dayton Hudson
         Corporation.

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
 10.10*  Master Services Agreement and related schedules between the Registrant and Dean Witter Discover & Co., Inc.
 10.11   [Reserved]
 10.12*  Master Agreement for Computer Consulting and Programming Services and
         related schedules between the Registrant and Target Stores.
 10.13*  Revolving Line of Credit Business Loan Agreement dated June 5, 1996 between the Registrant and Barnett Bank of Pinellas County and related
         Promissory Note, Commercial Security Agreement and Continuing
         Unlimited Commercial Guaranty, each dated June 5, 1996.
 10.14*  Principal Plus Interest Business Loan Agreement dated June 5, 1996 between the Registrant and Barnett Bank of Pinellas County and related
         Promissory Note, Commercial Security Agreement and Continuing
         Unlimited Commercial Guaranty each dated June 5, 1996.
 10.15*  Form of Employment Agreement between Registrant and Satish K. Sanan.
 10.16*  Form of Employment Agreement for Executive Officers.
 10.17*  401(k) Profit Sharing Plan effective January 1, 1992 and Amendment thereto effective January 1, 1994.
 10.18*  Stock Incentive Plan effective July 15, 1996.
 10.19*  Form of Directors Stock Option.
 10.20*  Form of Employee Stock Purchase Plan.
 10.21*  Lease Agreement dated March 22, 1993 between the Registrant and ABR
         Plymouth Plaza, Ltd. regarding 22,578 square feet of office space located at 26750 U.S. Highway 19 North, Clearwater, Florida; First
         Amendment to Lease Agreement dated October 18, 1995 and Second
         Amendment to Lease Agreement dated December 11, 1995
 10.22*  Sub-Lease Agreement dated October 17, 1995 between the Registrant and
         ABR Information Services, Inc. regarding 11,289 square feet of office space located at 26750 U.S. Highway 19 North, Clearwater, Florida.
 10.23*  Stockholders' Agreement dated July 1, 1994.
 10.24*  Form of Termination of Stockholders' Agreement.
 10.25*  Form of Indemnification Agreement.
 10.26*  Form of S Corporation Termination, Tax Allocation and Indemnification
         Agreement.
 10.27*  Loan Agreement between IMR-India and Canara Bank and related documents.
 10.28*  Loan Agreement between IRM-India and Exim Bank of India and related documents.
 10.29** Acquisition Agreement dated January 13, 1997 between the Registrant and Philip and Sheila Shipperlee relating to the acquisition of Link
         Group Holdings Limited.
 10.30   Share Purchase Agreement dated January 13, 1977 between the Registrant and Satish and Anne Sanan relating to the acquisition of IMR-U.K.
 21.1    List of Subsidiaries.
 23.1    Consent of Coopers & Lybrand, L.L.P.
 23.2    Consent of Arthur Andersen & Associates.
 23.3    Consent of Morris, Manning & Martin, L.L.P. (included in Exhibit 5.1).
 24.1    Powers of Attorney (included on signature page).
 27.1    Financial Data Schedule.

--------
* Incorporated herein by reference to exhibit of the same number in the Form S-1 Registration Statement of the Registrant (Registration No. 333-12037).
** Incorporated herein by reference to exhibit 2.1 in the Report on Form 8-K of the Registrant filed with the Commission on January 13, 1997 (Commission File No. 0-28840).

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The Registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

    (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEARWATER, STATE OF FLORIDA ON THE 2ND DAY OF JULY, 1997.

                                          Information Management Resources,
                                           Inc.

                                                    /s/ Satish K. Sanan
                                          By: _________________________________
                                                      SATISH K. SANAN
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Satish K. Sanan, John Hindman and Dilip Patel, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

         /s/ Satish K. Sanan           President; Chief          July 2, 1997
-------------------------------------   Executive Officer
           SATISH K. SANAN              (Principal
                                        Executive Officer)
                                        and Director

         /s/ John R. Hindman           Chief Financial           July 2, 1997
-------------------------------------   Officer (Principal
           JOHN R. HINDMAN              Financial Officer)

         /s/ Michael J. Dean           Vice President--          July 2, 1997
-------------------------------------   Finance; Controller
           MICHAEL J. DEAN              (Principal
                                        Accounting Officer)

      /s/ Jeffrey S. Slowgrove         Treasurer; Director       July 2, 1997
-------------------------------------
        JEFFERY S. SLOWGROVE

        /s/ Philip Shipperlee          Managing Director,        July 2, 1997
-------------------------------------   IMR-U.K.; Director
          PHILIP SHIPPERLEE

        /s/ Charles C. Luthin          Director                  July 2, 1997
-------------------------------------
          CHARLES C. LUTHIN

        /s/ Vincent Addonisio          Director                  July 2, 1997
-------------------------------------
          VINCENT ADDONISIO